As filed with the Securities and Exchange Commission on March 30, 2015.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COLUCID PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-3419541
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

15 New England Executive Park

Burlington, Massachusetts 01803

(781) 365-2596

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas Mathers

Chief Executive Officer

CoLucid Pharmaceuticals, Inc.

15 New England Executive Park

Burlington, Massachusetts 01803

(781) 365-2596

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel L. Boeglin Jonathan R. Zimmerman Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402-1425 (612) 766-7000	Peter N. Handrinos Nathan Ajiashvili Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.001 per share	$86,250,000	$10,022.25

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 30, 2015

                 Shares

COLUCID PHARMACEUTICALS, INC.

Common Stock

$         per share

• CoLucid Pharmaceuticals, Inc. is offering shares. • We anticipate that the initial public offering price will be between $ and $ per share.

•  This is our initial public offering and no public market currently exists for our shares.

•  We have applied to have our common stock approved for quotation on The NASDAQ Global Market under the symbol “CLCD.”

This investment involves risk. See “Risk Factors” beginning on page 12.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to CoLucid Pharmaceuticals, Inc.	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have a 30-day option to purchase up to             additional shares of common stock from us at the initial public offering price less the underwriting discount.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                 , 2015.

Piper Jaffray	Stifel

William Blair

The date of this prospectus is                 , 2015.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

CoLucid™, the CoLucid logo and other trademarks or service marks of CoLucid appearing in this prospectus are the property of CoLucid Pharmaceuticals, Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective owners.

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. Our management’s estimates presented herein are based upon management’s review of independent third party surveys and industry publications prepared by a number of sources and other publicly available information. The market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys that is included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider when making your investment decision. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto accompanying this prospectus, before making an investment in our common stock. As used in this prospectus, the terms “company,” “we,” “our,” and “us” refer to CoLucid Pharmaceuticals, Inc., except where the context otherwise requires.

Our Company

We are a Phase 3 clinical-stage biopharmaceutical company that is developing an innovative and proprietary small molecule for the acute treatment of migraine headaches. Our product candidates utilize the first new mechanism of action in the last twenty years, which we believe could address the unmet needs of migraine patients, including those with cardiovascular risk factors or stable cardiovascular disease and those who are dissatisfied with existing therapies. Lasmiditan, our lead product candidate, is an oral tablet for the acute treatment of migraine headaches in adults that does not have the clinical limitations associated with the most commonly used therapies. In our Phase 2b clinical trial of lasmiditan, we met our primary endpoint of headache relief with statistical significance as well as our secondary endpoint of freedom from the associated symptoms of nausea, sensitivity to sound and sensitivity to light. Headache relief is defined as reducing a moderate or severe headache at baseline to mild or none two hours after dosing. In our completed clinical trials, lasmiditan was well tolerated and had a favorable patient global impression of change, an indicator of patient satisfaction.

We are conducting our first pivotal Phase 3 randomized, double-blind, placebo-controlled clinical trial of lasmiditan, or SAMURAI, under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with top-line data expected in the third quarter of 2016. We also plan to initiate a second pivotal Phase 3 clinical trial of lasmiditan in the first half of 2016. If we successfully complete our two pivotal Phase 3 clinical trials of lasmiditan, we expect to submit a new drug application, or NDA, to the FDA seeking marketing approval for lasmiditan in the United States with a product label that is differentiated from triptans. Triptan product labels include warnings and precautions against use in patients with cardiovascular risk factors or disease and triptans are not indicated to provide freedom from the most bothersome associated symptom. We are also developing intravenous lasmiditan, or IV lasmiditan, for the acute treatment of unspecified headache pain in adults in emergency room and other urgent care settings. We own or have exclusive rights to the intellectual property for lasmiditan and IV lasmiditan, including composition of matter protection. We have commercial exclusivity for lasmiditan and IV lasmiditan in the United States until 2025, which we expect will be extended up to five years to 2030 by obtaining a term extension under the provisions of the Hatch-Waxman Act.

According to the American Migraine Foundation, migraine affects 12% of the population in the United States and is the leading cause of disability among neurological disorders in the United States. The direct and indirect costs of migraine in the United States are estimated at over $20 billion annually. We believe that lasmiditan will be a first line therapy for the acute treatment of migraine in patients with cardiovascular risk factors or disease. Triptans, the current standard of care to treat migraine, use a vasoconstrictor mechanism of action associated with warnings and precautions against use in patients with cardiovascular risk factors or disease. Triptan product labels recommend that migraine patients with risk factors for cardiovascular disease be evaluated for silent myocardial ischemia before receiving a triptan dose, and should have their first dose administered in a medically supervised setting. Based on published studies, we estimate that more than 60%, or 21 million of the 36 million migraine patients in the United States, have cardiovascular risk factors and that triptans are contraindicated in 13%, or

4.7 million. Further, we estimate that approximately 5% of migraine patients may be at risk for silent myocardial ischemia. We believe lasmiditan’s novel, centrally-acting mechanism of action could address this disadvantage of existing therapies because early studies have shown no evidence of vasoconstriction.

We believe that lasmiditan will also be a second line therapy for patients who are dissatisfied with existing therapies, either because of inadequate response or tolerability issues. If approved by the FDA, lasmiditan could also provide an alternative therapy for the more than 40% of patients who fail to respond to triptans or are dissatisfied with existing therapies.

We have completed seven clinical trials in which we dosed 393 migraine patients and 213 healthy subjects with lasmiditan or IV lasmiditan. Lasmiditan is designed to treat migraine using a novel mechanism by acting as an agonist at the 5-HT1F receptor. In contrast to triptans, which act peripherally, lasmiditan is designed to penetrate the central nervous system, or CNS, and to block the pathway that contributes to headache pain. Triptans were not designed to penetrate the CNS and have limited affinity for 5-HT1F receptors.

Migraine Overview

Current Treatment.    Migraine is a chronic and debilitating disorder characterized by episodic attacks of moderate to severe throbbing headaches, worsened by physical activity and associated with nausea, sensitivity to sound and sensitivity to light. Some people get migraine headaches only once or twice a year, but about 25% of sufferers experience an attack once or twice a week. Pain can last a few hours or up to 72 hours. More than 90% of sufferers are unable to work or function normally during a migraine attack, and depression, anxiety and sleep disturbances are common comorbid conditions for those with chronic migraine.

Products for acute treatment of migraine are used to alleviate pain and symptoms during the attack. Preventative products are used to reduce the frequency of migraine episodes, although most of these patients continue to develop migraine headaches and still require acute therapy. According to Decision Resources, prescription drug sales for migraine in the top seven countries were estimated to be $3.2 billion in 2013, and are expected to grow to $4.4 billion in 2020.

Triptans, a family of tryptamine-based drugs first sold in the 1990s, account for almost 80% of anti-migraine therapies prescribed at office visits. Generic sumatriptan, the most commonly prescribed triptan, has been available since 2009, and the entire class will be generic by the time we expect to launch lasmiditan. Other less commonly prescribed acute treatments include ergot alkaloids, analgesics including opioids, non-steroidal anti-inflammatory drugs, or NSAIDs, acetaminophen and antiemetics.

Limitations of Current Acute Migraine Treatments.    The vasoconstrictor mechanism of action of triptans confers a risk of serious cardiovascular adverse events, some fatal in patients with cardiovascular disease. Triptans are contraindicated in patients with cardiovascular, cerebrovascular or peripheral vascular disease. Triptan product labels include warnings and precautions stating that migraine patients with risk factors for cardiovascular disease (such as hypertension, hypercholesterolemia, smoker, obesity, diabetes, strong family history of coronary artery disease, women with surgical or physiological menopause and men over 40 years of age) should be evaluated for silent myocardial ischemia before receiving a triptan dose, and should have their first dose administered in a medically supervised setting. Confounding for the treating physician is the fact that up to 24% of patients taking oral triptans and 41% of patients taking subcutaneous triptans in controlled studies report triptan chest symptoms such as chest pressure. These symptoms may be troubling for prescribing physicians and patients because they may be unable to diagnose whether or not the patient is suffering a non-life threatening side effect of the triptan or a serious cardiovascular event.

The need for an effective acute treatment for a migraine headache is only partially satisfied by triptans. Typically, only 50 to 60% of migraines respond to an oral triptan within two hours and even then symptoms commonly recur within 24 hours. Additionally, although the triptan drug class is the current standard of care for the acute treatment of migraine, more than 40% of patients fail to respond to triptan treatment or are dissatisfied with treatment. Additional triptan formulations have been developed, but they are all still vasoconstrictors and most of these products have had limited market success due to lack of perceived benefit, lack of patient acceptance and lack of compliance.

Annually, about 7% of migraine patients go to the emergency room due to headache pain, accounting for between 1% and 4% of all emergency room visits. The most commonly used treatments in emergency room management of headache pain include opioids, neuroleptics, NSAIDs, corticosteroids and antiepileptics. Opioids in particular present disadvantages for patients as well as hospitals because of their high abuse liability. The U.S. Centers for Disease Control and Prevention, or CDC, has recognized this growing issue and officially classified prescription opioid abuse as an epidemic.

Our Product Candidates

We are developing our product candidates to treat unmet needs of migraine and headache pain patients, including those with cardiovascular risk factors or disease and those who are dissatisfied with existing therapies, either because of inadequate response or tolerability issues. If approved, we believe that our product candidates could be an attractive option for the acute treatment of migraine and headache pain by providing:

•	relief of migraine pain and associated symptoms;

•	a novel, centrally-acting mechanism with no evidence of vasoconstriction;

•	physician and patient confidence to treat migraine in the presence of cardiovascular risk factors;

•	an alternative treatment option for patients not adequately managed with triptans;

•	favorable patient satisfaction and good tolerability; and

•	an additional non-opioid treatment option for headache in emergency room and other urgent care settings.

The table below summarizes the clinical phase of development for each of our product candidates:

Lasmiditan.    We are evaluating lasmiditan in a Phase 3 clinical program for which the primary indication is acute treatment of migraine, with or without aura, in adults. Our completed, multi-site Phase 2b clinical trial of lasmiditan was a randomized, double-blind, placebo-controlled parallel group dose-ranging study in which we treated patients for a single migraine attack. Our Phase 2b clinical trial treated 305 patients with lasmiditan and achieved, with statistical significance, its primary endpoint of headache relief, defined as reducing a moderate or severe headache at baseline to mild or none, two hours after dosing, which is the regulatory time point for efficacy assessment. Headache relief was observed in 64% of patients receiving a 100 mg oral dose of lasmiditan and in 51% of patients receiving a 200 mg oral dose of lasmiditan as compared to 26% of patients receiving placebo.

In addition to our primary endpoint of headache relief, a secondary endpoint in our Phase 2b clinical trial was freedom from headache pain two hours after dosing, which is a more rigorous endpoint. We achieved this endpoint with statistical significance and a dose response was observed in 14% of patients receiving a 100 mg oral dose of lasmiditan and in 19% of patients receiving a 200 mg oral dose of lasmiditan, compared to 7% of patients in the placebo group. Lasmiditan was well tolerated and had a favorable patient global impression of change, an indicator of patient satisfaction.

We believe we have clear guidance for the design of SAMURAI under our successfully negotiated SPA agreement with the FDA. We expect to begin enrolling patients in SAMURAI during the second quarter of 2015, with top-line data expected in the third quarter of 2016. The primary endpoint of SAMURAI is the proportion of lasmiditan patients who are free of headache pain two hours after dosing, which was a secondary endpoint of our Phase 2b clinical trial. The key secondary endpoint of SAMURAI is the proportion of lasmiditan patients who are free from their self-reported most bothersome symptom associated with migraine two hours after dosing: nausea, sensitivity to sound or sensitivity to light. Based on results from our Phase 2b clinical trial of lasmiditan, we believe SAMURAI is sufficiently powered to achieve its primary endpoint and key secondary endpoint.

Our clinical program is designed to support a request for a product label that is differentiated from triptans. Triptan product labels include warnings and precautions against use in patients with cardiovascular risk factors or disease and triptans are not indicated to provide freedom from the most bothersome associated symptom. SAMURAI and our second Phase 3 pivotal trial are expected to enroll migraine patients, including those with cardiovascular risk factors or disease. We plan to complete our two pivotal Phase 3 clinical trials for lasmiditan in the second half of 2017 and if successful, file for marketing approval in the United States.

IV Lasmiditan.    We are developing IV lasmiditan for the acute treatment of headache pain in adults, to be used in emergency rooms and urgent care settings. A significant number of patients seek treatment in an emergency room for an unspecified headache that may or may not be associated with migraine and that IV lasmiditan’s non-vasoconstrictive, non-addicting mechanism of action will be beneficial for these patients. In our completed Phase 2 clinical trial, IV lasmiditan achieved its primary endpoint of a statistically significant dose response relationship for headache relief two hours after dosing with numerical superiority of the 20 mg and 30 mg doses of IV lasmiditan over the placebo group.

Our Strategy

Our objective is to establish lasmiditan as a first line therapy in migraine patients with cardiovascular safety concerns and as a second line therapy in those patients who do not respond to existing treatments. To achieve this objective, our strategy is as follows:

•

Seek marketing approval from the FDA for lasmiditan with a product label that is differentiated from triptans, whose labels include warnings and precautions against use in patients with cardiovascular risk factors or disease and are not indicated to provide freedom from the most bothersome associated symptom.

•

Commercialize lasmiditan in the United States by building our own specialized sales force targeting neurologists, headache specialists and selected, high-prescribing primary care and women’s health physicians.

•	Seek marketing approval from the FDA for IV lasmiditan to treat headache pain in the emergency room and other urgent care settings after securing a collaboration to develop IV lasmiditan.

•	Selectively establish collaborations for the development and commercialization of lasmiditan outside the United States and for IV lasmiditan in the emergency room and other urgent care settings.

•	Implement a life cycle management strategy to include development of additional formulations and possible new indications for lasmiditan and IV lasmiditan.

Sales, Marketing and Distribution

If we receive regulatory approval from the FDA for lasmiditan, we plan to commercialize lasmiditan in the United States by building our own focused, specialized sales force of approximately 200 sales representatives to target approximately 15,000 neurologists, 1,500 headache specialists and the top 10% of primary care and women’s health physicians, which we believe will cover physicians who together treat approximately 50% of migraine attacks. We expect to commercialize IV lasmiditan, if approved, through a collaboration and secure IV lasmiditan on hospital and urgent care formularies and support the subsequent launch of IV lasmiditan in the emergency room and other urgent care settings. We intend to control global development of lasmiditan and IV lasmiditan while collaborating with third parties who have expertise and resources to drive the development and commercialization outside of the United States. We expect to enter into additional arrangements with third parties for the development and commercialization of lasmiditan and IV lasmiditan if regulatory approval is received.

Series C Financing

In January 2015, we issued and sold shares of our Series C convertible preferred stock in a private placement, or our Series C financing, for gross proceeds of $36.9 million. All outstanding shares of our Series C convertible preferred stock will be converted into shares of our common stock upon the closing of this offering.

Intellectual Property and Proprietary Rights

We own or have exclusive rights to a significant patent portfolio related to the manufacture, sale and use of lasmiditan and IV lasmiditan. One portion of our portfolio is in-licensed from Eli Lilly and Company, or Eli Lilly, and the other portion is owned by us, through work-for-hire and through the activities of our employee inventors. The table below presents a brief summary of our patent portfolio directed to lasmiditan.

Key Intellectual Property

Family	Control by	Description
CLD01	Exclusive license from Eli Lilly	Claims issued for the compound lasmiditan; claims to a method of treating migraine; claims to the hemisuccinate and hydrochloride salts of lasmiditan
CLD02	Assignment under work-for hire agreement with Aptuit	Claims issued directed to process for making lasmiditan
CLD03	Assignment by our inventors	Claims pending for specific dosing regimens for lasmiditan in treating migraine, including amounts and routes of administration

Under the development and license agreement with Eli Lilly, we are also responsible for and have control over the filing and prosecuting of patent applications and maintaining patents, which cover making, using or selling lasmiditan under the agreement.

Risk Factors

Our business is subject to a number of risks you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

We are highly dependent on the success of lasmiditan, which is still in clinical development, and we may not obtain FDA approval for lasmiditan or successfully commercialize lasmiditan or any other product candidates.

•

We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

•

We will require substantial additional financing to obtain regulatory approval of our product candidates and commercialize our product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

•

If selected doses of lasmiditan do not meet the primary endpoint and key secondary endpoint in our SAMURAI trial, we may be required to conduct additional clinical trials, and will incur increased costs, and our ability to generate product sales could be delayed or limited.

•

Our strategy depends on securing a collaboration for the development and commercialization of IV lasmiditan prior to commencing a pivotal Phase 3 clinical trial, and if we fail to secure such a collaboration on acceptable terms, it could delay or limit our ability to successfully develop and commercialize IV lasmiditan.

•	Even if we obtain the required regulatory approvals in the United States and other territories, the commercial success of lasmiditan will depend on market awareness and acceptance of lasmiditan.

•	We have never commercialized a product candidate, and we currently have no marketing and sales organization.

•

We rely on a limited number of third parties to supply and manufacture our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period for adopting new or revised accounting standards and, therefore we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

We were incorporated in the State of Delaware on August 31, 2005. On December 16, 2005, we acquired or exclusively in-licensed the commercial and development rights to certain clinical and preclinical programs and intellectual property from Eli Lilly. Our principal executive offices are located in Burlington, Massachusetts and our telephone number is (781) 365-2596. Our website address is www.colucid.com. Information contained on our website is not a part of this prospectus, you should not consider information contained on our website in deciding whether to purchase shares of our common stock and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock offered by our company	shares

Underwriters’ option to purchase additional shares	The underwriters have the option to purchase from us an additional shares of common stock. The underwriters can exercise this option at any time within 30 days of this prospectus.

Assumed initial public offering price per share	$ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and estimated offering expenses, will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to fund our clinical trials of lasmiditan and to fund development of lasmiditan. We intend to use any remaining proceeds for working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this transaction.

Risk Factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“CLCD”

The number of shares of our common stock outstanding after this offering is based on                  shares outstanding as of                     , 2015, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into                  shares of our common stock upon closing of this offering, excluding:

•	shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $ per share;

•

                 shares of common stock reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective prior to the closing of this offering, as well as shares of our common stock that become available pursuant to provisions in our 2015 Employee Stock Purchase Plan that automatically increase the share reserve under the 2015 Employee Stock Purchase Plan on January 1 of each calendar year as described in “Executive Compensation”;

•	shares of common stock reserved for issuance under our 2006 Equity Incentive Plan; and

•

                 shares of common stock reserved for issuance under our 2015 Equity Incentive Plan, which will become effective prior to the closing of this offering as well as shares of our common stock that become available pursuant to provisions in our 2015 Equity Incentive Plan that automatically increase the share reserve under the 2015 Equity Incentive Plan on January 1 of each calendar year as described in “Executive Compensation.”

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of common stock upon the closing of this offering;

•	no exercise of options outstanding as of December 31, 2014;

•	the effectiveness of our amended and restated certificate of incorporation upon the closing of this offering and adoption of our amended and restated bylaws;

•	no exercise by the underwriters of their option to purchase additional shares from us; and

•	a 1-for- reverse stock split of our common stock, which will become effective prior to the closing of this offering.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth our summary financial data as of and for the dates indicated. The summary financial data as of and for the years ended December 31, 2014 and 2013 have been derived from our audited financial statements, which are included elsewhere in this prospectus.

Historical results are not indicative of the results to be expected in the future. The as adjusted summary financial data is not necessarily indicative of what our financial position or results of operations would have been if this offering had been completed as of the date indicated, nor is such data necessarily indicative of our financial position for any future date.

The following summary and as adjusted financial data should be read in conjunction with, and are qualified in their entirety by reference to, “Use of Proceeds,” “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,
	2014		2013
Statement of Operations Data:
Revenues		$—	$—

Operating expenses:
Research and development		1,168,938	651,660
General and administrative		1,140,953	911,757

Total operating expenses		2,309,891	1,563,417

Loss from operations		(2,309,891)	(1,563,417)

Other income (expense):
Interest income		1,147	575
Interest expense		(397,064)	(631,065)

Total other expense, net		(395,917)	(630,490)

Net loss before income tax expense		(2,705,808)	(2,193,907)

Income tax expense		247,500	—

Net loss		(2,953,308)	(2,193,907)

Comprehensive loss		$(2,953,308)	$(2,193,907)

Net loss per share:
Basic and diluted		$(0.51)	$(0.53)

Weighted average shares outstanding:
Basic and diluted		5,735,392	4,132,114
Pro forma net loss per share:
Basic and diluted(1)	$
Pro forma weighted average shares outstanding:
Basic and diluted

	As of December 31, 2014
	Actual	Pro forma(2)	Pro forma as adjusted(3)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$204,362	$	$
Working capital(4)	(354,488)
Total assets	293,253
Convertible preferred stock	50,278,871
Total stockholders’ deficit	1,788,301

(1)

The unaudited pro forma basic and diluted weighted average shares and pro forma basic and diluted net loss per common share data for the year ended December 31, 2014 give effect to the conversion of all outstanding shares of our convertible preferred stock to              shares of our common stock upon the closing of this offering, including the conversion of all outstanding shares of our Series C convertible preferred stock issued in January 2015. Unaudited pro forma net loss per share attributable to common stockholders is computed using the weighted average number of common shares outstanding after giving effect to the conversion of shares of all outstanding convertible preferred stock into              shares of our common stock as if such conversion had occurred at the beginning of the period presented.

(2)

The pro forma balance sheet data give effect to the sale by us of              shares of Series C convertible preferred stock in January 2015 for gross proceeds of $36.9 million and the conversion of our $200,000 notes payable and the conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of common stock upon the closing of this offering, including the              shares of our Series C convertible preferred stock issued in January 2015.

(3)

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information in this prospectus before you decide to buy our common stock. If any of the following risks related to our business actually occurs, our business, financial condition, operating results, and prospects would be adversely affected. The market price of our common stock could decline due to any of these risks and uncertainties related to our business, or related to an investment in our common stock, and you may lose part or all of your investment.

Risks Related to Our Financial Condition

We are highly dependent on the success of lasmiditan, which is still in clinical development, and we may not obtain FDA approval for lasmiditan or successfully commercialize lasmiditan or any other product candidates.

We currently do not have any product candidates that have gained marketing approval for sale in the United States or any other country, and we cannot guarantee that we will ever have marketable products. To date, we have invested substantially all of our efforts and financial resources in the research and development and commercial planning for our current product candidates. In particular, we have completed a Phase 2b clinical trial for lasmiditan and a Phase 2 clinical trial for IV lasmiditan. Our near-term prospects, including our ability to finance our company and generate revenue, as well as our future growth, will depend heavily on the successful development, marketing approval and commercialization of our product candidates. The clinical and commercial success of product candidates will depend on a number of factors, including the following:

•	initiating and obtaining favorable results from our planned Phase 3 clinical program for our product candidates, which may be slower or cost more than we currently anticipate;

•

even if our trials are successful, there can be no assurance that the FDA will agree that we have satisfactorily demonstrated safety or efficacy or that the FDA will not raise new issues regarding the design of our clinical trials;

•	our ability to demonstrate the safety our product candidates to the satisfaction of the FDA and other applicable foreign regulatory authorities;

•

our ability to demonstrate efficacy of our product candidates to the satisfaction of the FDA and other applicable foreign regulatory authorities, including our ability to utilize FDA-acceptable endpoint tools for measuring efficacy of lasmiditan in our clinical trials;

•	whether we are required by the FDA or comparable foreign regulators to conduct additional clinical trials to support the approval of our product candidates;

•

the acceptance by the FDA, or comparable foreign regulators, of our proposed parameters for regulatory approval, including our proposed indication, endpoints and endpoint measurement tools relating to our product candidates;

•	the incidence, duration and severity of adverse side effects;

•	the timely receipt of necessary marketing approvals from the FDA and comparable foreign regulators around the world;

•	achieving and maintaining compliance with all regulatory requirements applicable to our product candidates;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the effectiveness of our and our potential collaborators’ marketing, sales and distribution strategy and operations in the United States and other markets around the world;

•	whether we are able to secure collaborations for the development and commercialization of IV lasmiditan in the United States, if approved;

•

whether we are able to secure collaborations for the development and, if approved, commercialization of lasmiditan and IV lasmiditan outside of the United States and whether such collaborators will be required to conduct additional studies for the approval of our product candidates in such markets in a timely manner;

•	our success in educating physicians and patients about the benefits, administration and use of lasmiditan;

•

the ability of our third-party manufacturers and potential collaborators to manufacture clinical trial and commercial supplies of lasmiditan to remain in good standing with regulatory bodies, and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current Good Manufacturing Practices, or cGMP, regulations;

•	our ability to successfully commercialize our product candidates in the United States, if approved for marketing;

•	our potential collaborators’ ability to successfully commercialize our product candidates in other markets outside of the United States;

•	our ability to enforce our intellectual property rights in and to lasmiditan;

•	our ability to avoid third-party patent interference or patent infringement claims;

•	acceptance of our product candidates as safe and effective by patients and the medical community; and

•	a continued acceptable safety profile of our product candidates following approval.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of our product candidates. Any one of these factors or other factors discussed in this prospectus could affect our ability to successfully commercialize product candidates, which could impact our ability to earn sufficient revenues to transition from a developmental stage company and continue our business. If we are not successful in obtaining marketing approval of and commercializing our product candidates, or are significantly delayed in doing so, our business will be materially harmed.

We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future and may never achieve or maintain profitability. We have one lead product candidate and no commercial sales, which, together with our limited operating history, make it difficult to assess our future viability.

We are a Phase 3 clinical-stage biopharmaceutical company with a limited operating history. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused principally on developing our lead product candidate, lasmiditan. We are not profitable and have incurred losses in each year since our inception in 2005. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the specialty pharmaceutical industry. We have not generated any revenue to date. We continue to incur significant research and development and other expenses related to our ongoing operations. Our net loss for the year ended December 31, 2014 was approximately $3.0 million. As of

December 31, 2014, we had an accumulated deficit of $54.5 million. We expect to continue to incur losses for the foreseeable future, as we continue our development of, and seek marketing approvals for our product candidates assuming we obtain marketing approval, begin to commercialize lasmiditan and IV lasmiditan. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We currently have no source of product sales revenue.

We have not generated any revenues from commercial sales of our product candidates. Our ability to generate product revenue depends upon our ability to successfully commercialize products, including any of our current product candidates or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. Our ability to generate future product revenue from our current or future product candidates also depends on a number of additional factors, including our ability to:

•	successfully complete research and clinical development of current and future product candidates;

•

establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

•	obtain regulatory approval from relevant regulatory authorities in jurisdictions where we intend to market our product candidates;

•

launch and commercialize future product candidates for which we obtain marketing approval, if any, and if launched independently, successfully establish a sales force, marketing and distribution infrastructure;

•	obtain coverage and adequate product reimbursement from third-party payors, including government payors;

•	achieve market acceptance for our products, if any;

•	establish, maintain and protect our intellectual property rights; and

•	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with clinical product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of any potential future product sales revenues. Our expenses also could increase beyond expectations if we decide to or are required by the FDA, or comparable foreign regulatory authorities, to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing these products.

We will require substantial additional financing to obtain marketing approval of our product candidates and commercialize our product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Since our inception, substantially all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, lasmiditan. As of December 31, 2014, we had an accumulated deficit of $54.5 million, working capital of $(354,000) and cash and cash equivalents of $204,000. We believe that we will continue to expend substantial resources for the foreseeable future on the completion of clinical development and regulatory preparedness of our product candidates, preparations for a commercial launch of our product candidates, if approved, and development of any other current or future product candidates we may choose to further develop. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining marketing approvals, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any drug development process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our current product candidates, if approved, or future product candidates, if any.

We estimate that our net proceeds from this offering will be approximately $        , or approximately $         if the underwriters exercise their option to purchase additional shares from us in full. This estimate is based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that such proceeds together with our existing cash and cash equivalents, will be sufficient to fund our operations through             . In particular, we expect that the net proceeds from this offering, along with our existing cash and cash equivalents, will be sufficient to fund our two planned pivotal Phase 3 clinical trials of lasmiditan, the submission of an NDA if our Phase 3 clinical trials are completed successfully, and the initiation of our long-term, open label study of lasmiditan. However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our current product candidates, future product candidates and conducting preclinical and clinical trials;

•

the cost of commercialization activities if our current product candidates and future product candidates are approved for sale, including marketing, sales and distribution costs and preparedness of our corporate infrastructure;

•	the cost of manufacturing our current product candidates and future product candidates that we obtain approval for and successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the number and characteristics of any additional product candidates we may develop or acquire;

•	any product liability or other lawsuits related to our products or commenced against us;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our current product candidates or future product candidates, if any;

•	delay, limit, reduce or terminate our research and development activities; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize o or future product candidates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic collaborations and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidate, or grant licenses on terms unfavorable to us.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.

As of December 31, 2014, we had U.S. federal and state net operating loss carryforwards, or NOLs, of approximately $43.3 million and $43.8 million, respectively, which begin to expire in 2025 and 2021, respectively, unless previously utilized. Under Sections 382 and 383 of Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research tax credits, to offset its future post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5% stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. In the event that it is determined that we have in the past experienced additional ownership changes, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be further limited in our ability to use our NOLs and other tax assets to reduce taxes owed on the net taxable income that we earn in the event that we attain profitability. Any such limitations on the ability to use our NOLs and other tax assets could adversely impact our business, financial condition and operating results in the event that we attain profitability.

Risks Related to the Clinical Development and Marketing Approval of Our Product Candidates

The marketing approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain marketing approval for our product candidates, our business will be substantially harmed.

We currently do not have any product candidates that have gained marketing approval for sale in the United States or any other country, and we cannot guarantee that we will ever have marketable products. Our business is substantially dependent on our ability to complete the development of, obtain marketing approval for and successfully commercialize our product candidates in a timely manner. We cannot commercialize our product candidates in the United States without first obtaining marketing approval to market each product candidate from the FDA. Similarly, we cannot commercialize our product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Our product candidates could fail to receive marketing approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain marketing approval in the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may fail to find adequate the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that would delay marketing approval.

Before obtaining marketing approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in preclinical studies and well-controlled clinical trials and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. In the United States, it is necessary to submit and obtain approval of an NDA from the FDA. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. The manufacturing facilities used to manufacture a product candidate must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA to ensure that the facilities are in compliance with the applicable regulatory requirements. The FDA and other regulatory authorities may also inspect our clinical trial sites to ensure that our studies are properly conducted in accordance with good clinical practices, or GCP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for products in clinical development. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and reviewed by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional studies or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval. Regulatory authorities outside of the United States, such as in Europe and Japan and in emerging markets, also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on our ability to obtain approval in a different jurisdiction. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time consuming. Foreign regulatory approval may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain foreign regulatory approvals on a timely basis, if at all.

The process to develop, obtain marketing approval for and commercialize product candidates is long, complex and costly both inside and outside of the United States, and approval is never guaranteed. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Even if our product candidates were to successfully obtain approval from regulatory authorities, any such approval might significantly limit the approved indications for use, including more limited patient populations, require that precautions, warnings or contraindications be included on the product labeling, including black box warnings, require expensive and time-consuming post-approval clinical studies, risk evaluation and mitigation strategies or surveillance as conditions of approval, or, through the product label, the approval may limit the claims that we may make, which may impede the successful commercialization of our product candidates. Following any approval for commercial sale of our product candidates, certain changes to the product, such as changes in manufacturing processes and additional labeling claims, as well as new safety information, may require new studies and will be subject to additional FDA notification, or review and approval. Also, marketing approval for any of our product candidates may be withdrawn. If we are unable to obtain marketing approval for our product candidates in one or more jurisdictions, or any approval contains significant limitations, our ability to market to our full target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue or complete the development of any of our current or future product candidates.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive, and can take many years to complete, and its outcome is inherently uncertain. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process, and determining when or whether marketing approval will be obtained for our current product candidates. Even if we believe the data collected from clinical trials of our current product candidates are promising, such data may not be sufficient to support approval by the FDA or comparable foreign authorities. Our future clinical trial results may not be successful.

It is impossible to predict the extent to which the clinical trial process may be affected by legislative and regulatory developments. Due to these and other factors, our current product candidates or future product candidates could take a significantly longer time to gain marketing approval than expected or may never gain marketing approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of our current product candidates.

Preclinical trials must also be conducted in accordance with FDA and comparable foreign authorities’ legal requirements, regulations or guidelines, including Good Laboratory Practice, or GLP, an international standard meant to harmonize the conduct and quality of nonclinical studies and the archiving and reporting of findings. Preclinical studies including long-term toxicity studies and carcinogenicity studies in experimental animals may result in findings which may require further evaluation, which could affect the risk-benefit evaluation of clinical development, or which may even lead the regulatory agencies to delay, prohibit the initiation of or halt clinical trials or delay or deny marketing authorization applications. Failure to adhere to the applicable GLP standards or misconduct during the course of the study may invalidate the study requiring repeat of the study.

Clinical trials must also be conducted in accordance with FDA and comparable foreign authorities’ legal requirements, regulations or guidelines, including GCP. Clinical trials are further subject to oversight by these governmental agencies and institutional review boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our current product candidates produced under cGMP, and other requirements. Our clinical trials are conducted at multiple sites, including some sites in countries outside the United States and the European Union, which may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of foreign and non-EU clinical research organizations, as well as expose us to risks associated with clinical investigators who are unknown to the FDA or the European regulatory authorities, and with different standards of diagnosis, screening and medical care.

To date, we have not completed all clinical trials required for the approval of our current product candidates. The commencement and completion of clinical trials for our current product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

•

failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	negative or inconclusive results, which may require us to conduct additional preclinical or clinical trials or to abandon projects that we expect to be promising;

•	safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	our third-party research and manufacturing contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of our current product candidates falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of our current product candidates to complete clinical trials; and

•	exceeding budgeted costs due to difficulty in predicting accurately costs associated with clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the data safety monitoring board, or DSMB, for such trial or by the FDA or comparable foreign regulatory authorities. We or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using the drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our current product candidates, the commercial prospects of our current product candidates will be harmed, and our ability to generate product revenues from our product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow our development and approval process and jeopardize our ability to commence product sales and generate revenues. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of our product candidates.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

Any of these occurrences could materially adversely affect our business, financial condition, results of operations, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of our current product candidates. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our current product candidates and impair our ability to commercialize our current product candidates, which may harm our business, financial condition, results of operations, and prospects.

Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive marketing approval.

Clinical failure can occur at any stage of our clinical development. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in clinical trials for lasmiditan and IV lasmiditan do not ensure that later clinical trials, including our planned Phase 3 studies, will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or preclinical testing. Data obtained from tests are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent marketing approval. In addition, the design of a clinical trial can determine whether its results will support approval of a product, or approval of a product for desired indications, and flaws or shortcomings in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval for our desired indications. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If one of our product candidates is found to be unsafe or lack efficacy, we will not be able to obtain marketing approval for it and our business would be harmed. For example, if the results of our planned Phase 3 clinical trials of our product candidates do not achieve pre-specified endpoints or we are unable to provide primary or secondary endpoint measurements deemed acceptable by the FDA or comparable foreign regulators of if we are unable to demonstrate an acceptable level of safety relative to the efficacy associated with our proposed indications, the prospects for approval of our product candidates would be materially and adversely affected. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase 2 and Phase 3 clinical trials, even after seeing promising results in earlier clinical trials.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including differences in trial protocols and design, the size and type of the patient populations, adherence to the dosing regimen and the rate of dropout among clinical trial participants. We do not know whether any Phase 3 or other clinical trials we may conduct will demonstrate consistent and/or adequate efficacy and safety to obtain marketing approval to market our product candidates.

While we have negotiated an SPA agreement with the FDA relating to SAMURAI, this agreement does not guarantee approval of lasmiditan or any other particular outcome with respect to regulatory review of the study or the product candidate.

In May 2014, we announced that we reached an SPA agreement with the FDA for SAMURAI. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory submission for the product candidate with respect to the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. However, an SPA agreement does not guarantee approval of a product candidate, and even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. After an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.

We cannot assure you that our planned Phase 3 clinical trial under an SPA will succeed, will be deemed acceptable to the FDA under our SPA agreement, or will result in any FDA approval for lasmiditan. The trial is expected to administer lasmiditan treatment to approximately 1,483 patients with a history of migraine with or without aura from approximately 70 general practice and neurology study centers, but we cannot assure you that our desired number of patients will enroll within our anticipated timeline, which could result in delays. We expect to begin enrolling patients in the first half of 2015 and expect enrollment completion and top-line data in mid-2016. We expect that the FDA will review our compliance with the protocol under our SPA agreement and that it will conduct inspections of some of the approximately 70 sites we expect to have in the United States where the clinical trials will be conducted. We cannot assure you that the clinical trial sites will pass such FDA inspections, and negative inspection results could significantly delay or prevent any potential approval for lasmiditan. If the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trial, or the manner in which the study was conducted, as not consistent with the terms of our SPA, the FDA may not deem the data sufficient to support an application for marketing approval, which could materially adversely affect our business, financial condition and results of operations.

As an organization, we have never completed a Phase 3 clinical trial before and may be unable to do so efficiently or at all for our current product candidates or any product candidate we are developing.

We intend to conduct Phase 3 clinical trials of our product candidates. The conduct of Phase 3 clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have not completed a Phase 3 clinical trial before, and we have limited experience in preparing and submitting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA submission and approval of our current product candidates or for any other product candidate we develop. We may require more time and incur greater costs than anticipated and may not succeed in obtaining marketing approvals of the product candidates we develop. Failure to commence or complete, or delays in, our planned clinical trials would prevent us from or delay us in commercializing our current product candidates or any other product candidate we are developing.

Marketing approval may be substantially delayed or may not be obtained for one or all of our product candidates if regulatory authorities require additional or more time-consuming studies to assess the safety and efficacy of our product candidates.

We may be unable to initiate or complete development of our product candidates on schedule, if at all. The timing for the completion of the studies for our product candidates will require funding beyond the proceeds of this offering. In addition, if regulatory authorities require additional or more time-consuming studies to assess the safety or efficacy of our product candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for any or all of our product candidates. Additional delays may result if the FDA, an FDA Advisory Committee, if one is convened to review our NDA, or other regulatory authority indicates that the product candidate should not be approved or there should be restrictions on approval, such as the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to ensure safe use of the drug. Delays in marketing approvals or rejections of applications for marketing approval in the United States or other markets may result from many factors, including:

•	the FDA’s or comparable foreign regulatory authorities’ disagreement with the design or implementation of our clinical trials;

•	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials;

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regulatory questions or disagreement by the FDA or comparable regulatory authorities regarding interpretations of data and results and the emergence of new information regarding our current or future product candidates or the field of research;

•	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of our product candidates during clinical trials;

•	failure to meet the level of statistical significance required for approval;

•	inability to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	lack of adequate funding to commence or continue our clinical trials due to unforeseen costs or other business decisions;

•	regulatory authorities may find inadequate the manufacturing processes or facilities of the third-party manufacturers with whom we contract for clinical and commercial supplies;

•	we may have insufficient funds to pay the significant user fees required by the FDA upon the filing of an NDA; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that would delay marketing approval.

The lengthy and unpredictable approval process, as well as the unpredictability of future clinical trial results, may result in our failure to obtain marketing approval to market our other product candidates, which would significantly harm our business, results of operations and prospects.

Our product candidates may cause undesirable adverse effects or have other properties that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or other comparable foreign authorities. If our current product candidates or any other product candidate we develop is associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon such candidate’s development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage or clinical testing have later been found to cause side effects that prevented further development of the compound. Results of our trials could reveal a high and unacceptable prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. To date, the most common side effects observed in clinical studies of our product candidates include dizziness, fatigue and paresthesia (tingling sensation). Because our product candidates have been tested in relatively small patient populations and for limited durations, additional side effects may be observed as development of our product candidates progresses.

If our product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	we may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing process for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as a precaution, “black box” warning or other warnings or a contraindication;

•	we or our collaborators may be required to implement a REMS or create a medication guide outlining the risks of such side effect for distribution to patients;

•	we or our collaborators could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates, if approved, and could materially adversely affect our business, financial condition, results of operations and prospects.

Even if we receive marketing approval for our product candidates, such approved products will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions, and we may be subject to penalties and legal sanctions if we fail to comply with regulatory requirements or experience unanticipated problems with our approved products.

If the FDA approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP, and GCP for any clinical trials that we conduct post-approval. Any marketing approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy.

Later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval, manufacturing or commercialization of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, we may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

If we fail to obtain regulatory approval in jurisdictions outside the United States, we will not be able to market our products in those jurisdictions.

We intend to market our product candidates, if approved, in international markets, or in conjunction with collaborators. Such marketing will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country-to-country and may require testing in addition to what is required for a marketing application in the United States. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval in another jurisdiction. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and additional or different risks. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Agencies like the FDA and national competition regulators in European countries regulate the promotion and uses of drugs not consistent with approved product labeling requirements. If we are found to have improperly promoted our current product candidates for uses beyond those that are approved, we may become subject to significant liability.

Regulatory authorities like the FDA and national competition laws in Europe strictly regulate the promotional claims that may be made about prescription products, such as lasmiditan and IV lasmiditan, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or comparable foreign regulatory authorities as reflected in the product’s approved labeling, known as “off-label” use, nor may it be promoted prior to obtaining marketing approval. If we receive marketing approval for our product candidates for our proposed indications, physicians may nevertheless use our products for their patients in a manner that is inconsistent with the approved label, if the physicians personally believe in their professional medical judgment it could be used in such manner. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, the FDA requires that promotional claims not be “false or misleading” as such terms are defined in the FDA’s regulations. For example, the FDA requires substantial evidence, which generally consists of two adequate and well-controlled head-to-head clinical trials, for a company to make a claim that its product is superior to another product in terms of safety or effectiveness. Generally, unless we perform clinical trials meeting that standard comparing our product candidates to competitive products and these claims are approved in our product labeling, we will not be able promote our current product candidates as superior to other products. If we are found to have made such claims we may become subject to significant liability. In the United States, the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in improper promotion. The FDA has also requested that companies enter into consent decrees or corporate integrity agreements, or could seek permanent injunctions under which specified promotional conduct is monitored, changed or curtailed.

Our current and future relationships with healthcare professionals, investigators, consultants, collaborators, actual customers, potential customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to sanctions.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, investigators, consultants, collaborators, actual customers, potential customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any drug candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy and security regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered entities, including healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, which imposed new annual reporting requirements for manufacturers of drugs, devices, biologicals and medical supplies for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all covered payments, transfers of value and ownership or investment interests may result in civil monetary penalties; and

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analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could significantly harm our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our current and future collaborators, if any, is found not to be in compliance with applicable laws, those persons or entities may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also affect our business.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and healthcare spending on us is currently unknown, and may adversely affect our business model.

In the United States and some foreign jurisdictions, legislative and regulatory changes and proposed changes regarding the healthcare system could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, judicial decisions, or new interpretations of existing laws, or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, financial condition, results of operations, and prospects. There is significant interest in promoting health care reform, as evidenced by the enactment in the United States of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Affordable Care Act. Among other things, the Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, revising the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, extending the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposing mandatory discounts for certain Medicare Part D beneficiaries, and subjecting drug manufacturers to payment of an annual fee.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which started in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers.

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue or commercialize our drugs.

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any drug products for which we may obtain marketing approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that we are required to pay.

Risks Related to Our Business

Due to our limited resources and access to capital, we must decide to prioritize development of our current product candidates for certain indications and at certain doses. These decisions may prove to have been wrong and may materially adversely affect our business, financial condition, results of operations and prospects.

Because we have limited resources and access to capital to fund our operations, we must decide which dosages and indications to pursue for the clinical development of our current product candidates and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward dosages or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the market potential of our current product candidates or misread trends in the pharmaceutical industry, our business, financial condition, results of operations and prospects could be materially adversely affected.

We may not be able to win government, academic institution or non-profit contracts or grants.

From time to time, we may apply for contracts or grants from government agencies, non-profit entities and academic institutions. Such contracts or grants can be highly attractive because they provide capital to fund the on-going development of our product candidates without diluting our stockholders. However, there is often significant competition for these contracts or grants. Entities offering contracts or grants may have requirements to apply for or to otherwise be eligible for certain contracts or grants that our competitors may be able to satisfy that we cannot. In addition, such entities may make arbitrary decisions as to whether to offer contracts or make grants, to whom the contracts or grants may will be awarded and the size of the contracts or grants to each awardee. Even if we are able to satisfy the award requirements, there is no guarantee that we will be a successful awardee. Therefore, we may not be able to win any contracts or grants in a timely manner, if at all.

If we fail to attract and retain key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

Our success as a biopharmaceutical company depends on our continued ability to attract, retain and motivate highly qualified management and scientific and clinical personnel. The loss of the services of any of our senior management could delay or prevent obtaining marketing approval or commercialization of our product candidates.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Our failure to attract, hire, integrate and retain qualified personnel could impair our ability to achieve our business objectives.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to product liability claims. We currently maintain $5 million of product liability insurance coverage, which is an amount we believe is adequate for our clinical trials currently in progress and those recently completed. We monitor the amount of coverage we maintain as the size and design of our clinical trials evolve and intend to adjust the amount of coverage we maintain accordingly. However, we cannot assure you that such insurance coverage will fully protect us against some or all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm our business.

Our employees, independent contractors, investigators, contract research organizations, consultants, collaborators and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees and other third parties may engage in fraudulent conduct or other illegal activity. Misconduct by employees and other third parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and other third-party misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

As we evolve from a company primarily involved in clinical development to a company also involved in commercialization, if we obtain approval of our product candidates, we may encounter difficulties in managing our growth and expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators and suppliers.

Maintaining these relationships and managing our future growth will impose significant added responsibilities on members of our management and other personnel. We must be able to: manage our development efforts effectively; manage our clinical trials effectively; hire, train and integrate additional management, development, administrative and sales and marketing personnel; improve our managerial, development, operational and finance systems; and expand our facilities, all of which may impose a strain on our administrative and operational infrastructure.

Our internal computer systems, or those of our development collaborators, third-party clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our current and any future contract research organizations and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Risks Related to Commercialization of Our Product Candidates

Even if we obtain the required regulatory approvals in the United States and other territories, the commercial success of our product candidates will depend on market awareness and acceptance of our product candidates.

Even if we obtain marketing approval for our current product candidates or any other product candidates that we may develop or acquire in the future, the product may not gain market acceptance among physicians, key opinion leaders, healthcare payors, patients and the medical community. Market acceptance of any approved products depends on a number of factors, including:

•	the timing of market introduction;

•	the efficacy and safety of the product, as demonstrated in clinical trials;

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the clinical indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any precautions, warnings or contraindications that may be required on the label;

•	acceptance by physicians, key opinion leaders and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	the number and clinical profile of competing products;

•	the growth of drug markets in our various indications;

•	relative convenience and ease of administration;

•	marketing and distribution support;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of our sales and marketing efforts.

Market acceptance is critical to our ability to generate revenue. Any product candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate revenue and our business would suffer.

We have never commercialized a product candidate, and we currently have no marketing and sales organization. To the extent our product candidates are approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell our product candidates or generate product revenue.

We have never commercialized a product candidate, and we currently do not have marketing, sales or distribution capabilities for our product candidates. In order to commercialize any of our products that receive marketing approval, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of our product candidates, if we elect to build a targeted specialty sales force, such an effort would be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with third parties that have their own sales forces and established distribution systems, in lieu of or to augment any sales force and distribution systems we may create. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such collaborator does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize our product candidates if it receives marketing approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

If we fail to enter into strategic relationships or collaborations, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our current product candidates will require substantial additional cash to fund expenses. Therefore, in addition to financing the developments of our product candidates through additional equity financings or through debt financings, we may decide to enter into collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of our product candidates.

We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. We may also be restricted under existing and future collaboration agreements from entering into agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular product, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue. If we do enter into a new collaboration agreement, we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:

•	we may not be able to control the amount and timing of resources that the collaborator devotes to the product development program;

•	the collaborator may experience financial difficulties and thus not commit sufficient financial resources to the product development program;

•	we may be required to relinquish important rights such as marketing, distribution and intellectual property rights;

•	a collaborator could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect our willingness to complete our obligations under any arrangement.

Our strategy for the development and commercialization of IV lasmiditan depends on securing a collaboration prior to commencing a pivotal Phase 3 clinical trial, and if we fail to secure such a collaboration on acceptable terms, it could delay or limit our ability to successfully develop and commercialize IV lasmiditan.

We plan to commence a pivotal Phase 3 clinical trial for IV lasmiditan after securing a collaboration for the development and commercialization of IV lasmiditan. Given the unique call point of emergency rooms and other urgent care settings, which will be outside of our specialty sales force, a sales force with expertise in such settings would be best positioned for commercialization of IV lasmiditan. We expect to face significant challenges in securing a collaboration with a party that has the appropriate expertise to successfully develop and commercialize IV lasmiditan. Even if we are able to identify an appropriate collaborator, we may be unable to negotiate such collaboration on acceptable terms, or at all. If we are unable to secure such a collaboration, it could delay or limit our ability to develop and commercialize IV lasmiditan as we continue to seek an appropriate collaboration or expend additional capital to hire additional personnel with the necessary expertise to develop and commercialize IV lasmiditan.

Our product candidates utilize a novel mechanism of action, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.

Lasmiditan is a new chemical entity designed to treat migraine using a novel mechanism by acting as an agonist at the 5-HT1F receptor. In contrast to triptans, which act peripherally, lasmiditan is designed to penetrate the CNS and to block the pathway that contributes to headache pain. There can be no assurance that problems related to the development of this novel mechanism will not arise in the future, which may cause significant delays or we may not be able to resolve.

Regulatory approval of novel product candidates such as ours can be more expensive and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanism of action of lasmiditan and IV lasmitidan also means that fewer people are trained in or experienced with product candidates of this type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Because lasmiditan utilizes a novel mechanism of action that has not been the subject of extensive study compared to more well-known product candidates, there is also an increased risk that we may discover previously unknown or unanticipated adverse effects during our pivotal Phase 3 clinical trials and beyond. Any such events could adversely impact our business prospects, financial condition and results of operations.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our products profitably.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved pharmaceuticals. Market acceptance and sales of any approved product candidates will depend significantly on the availability of coverage and adequate reimbursement from third-party payors and may be affected by existing and future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs and products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Inadequate reimbursement levels may adversely affect the demand for, or the price of, any drug candidate for which we obtain marketing approval.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is, among other things:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and adequate reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and adequate reimbursement. In addition to examining the medical necessity and cost-effectiveness of new products, there may be limited coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. There may also be formulary placements that result in lower reimbursement levels and higher cost-sharing borne by patients, any of which could have an adverse effect on our revenues and profits. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular drug product does not ensure that other payors will also provide coverage for the drug product, or even if coverage is available, establish an adequate reimbursement rate.

Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our product candidates will, therefore, depend substantially on the extent to which the costs of our product candidates will be paid by third-party payors.

We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products. In addition in the United States, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs.

Outside of the United States, government programs that reimburse at typically predetermined fixed rates may decrease or otherwise limit amounts available through reimbursement. For example, in the European Union, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which medicines and medical devices are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems. We are not able to predict whether changes will be made in the rates prescribed by these governmental programs or, if they are made, what effect they could have on our business. However, governmental rate changes and other similar developments could negatively affect our ability to sell our products, if approved.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to treat migraine and headache pain. Such competition may include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic companies and medical technology companies. Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our product candidates. Our objective is to design, develop and commercialize new products with superior efficacy, convenience, tolerability and safety. In many cases, the product candidates that we intend to commercialize with our strategic collaborators or on our own will compete with existing, market-leading products.

If our product candidates are approved, they will compete with currently marketed drugs and devices and potentially with product candidates currently in development to treat migraine. Many of our potential competitors have significantly greater financial, manufacturing, marketing, development, technical and human resources than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing clinical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and have collaborative arrangements in our target markets with leading companies and research institutions. Established companies may also invest heavily to accelerate discovery and development of compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, the highly competitive nature of and rapid technological changes in the industry could render our product candidates or our technology obsolete or non-competitive. Our competitors may, among other things:

•	have greater name and brand recognition, financial and human resources;

•	develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;

•	obtain quicker marketing approval;

•	establish superior proprietary positions;

•	have access to more manufacturing capacity;

•	implement more effective approaches to sales and marketing; or

•	form more advantageous strategic alliances.

Should any of these factors occur, our business, financial condition, results of operations, and prospects could be materially adversely affected. If we are not able to compete effectively against potential competitors, our business will not grow and our financial condition and operations will suffer.

We believe that our ability to successfully compete will depend on, among other things:

•	our ability to design and successfully execute appropriate clinical trials;

•	our ability to recruit and enroll patients for our clinical trials;

•	the results of our clinical trials and the efficacy and safety of our product candidates;

•	the speed at which we develop our product candidates;

•	achieving and maintaining compliance with regulatory requirements applicable to our business;

•	the timing and scope of regulatory approvals, including labeling;

•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

•	our ability to protect intellectual property rights related to our product candidates;

•	our ability to commercialize and market any of our product candidates that may receive marketing approval;

•	our ability to manufacture and sell commercial quantities of any approved product candidates to the market;

•	acceptance of our product candidates by physicians, other healthcare providers and patients; and

•	the cost of treatment in relation to alternative therapies.

Price controls may be imposed in foreign markets, which may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Risks Related to Third Parties

We currently rely on third-party suppliers and other third parties for production of our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

We do not currently own or operate manufacturing facilities for clinical or commercial production of our product candidates. We lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. Instead, we currently rely on, and expect to continue to rely on, only one third party for the supply of raw materials and manufacture of drug supplies necessary to conduct our preclinical studies and clinical trials. Our current reliance on one third party may expose us to more risk than if we were to manufacture our current product candidates or other products ourselves, or if we were to have relationships with multiple or back-up third parties. Delays in production by this third party could delay our clinical trials or have an adverse impact on any commercial activities. In addition, the fact that we are dependent on this third party for the manufacture of and formulation of our product candidates means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. Although we oversee these activities to ensure compliance with our quality standards, budgets and timelines, we have had and will continue to have less control over the manufacturing of our product candidates than potentially would be the case if we were to manufacture our product candidates, or have alternative manufacturers to turn to in instances where batches of our product candidates did not meet required standards. Further, the third party we deal with could have staffing difficulties, might undergo changes in priorities or may become financially distressed, which would adversely affect the manufacturing and production of our lasmiditan oral tablets and IV formulation. In addition, they could be acquired by, or enter into an exclusive arrangement with, one of our competitors, which would adversely affect our ability to access the formulations we require. In the event that we need to transition to alternate sources of raw materials supply or finished goods manufacturing to satisfy our requirements, we cannot be certain that such sources exist or that there would not be significant delay or material additional costs associated with such a transition.

The facilities used by our current contract manufacturer and any future manufacturers to manufacture our product candidates must be inspected by the FDA after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturers for compliance with the regulatory requirements, known as cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, FDA may refuse to approve our NDA. If the FDA or a comparable foreign regulatory authority does not approve our NDA because of concerns about the manufacture of our product candidates or if significant manufacturing issues arise in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval of our NDA or to continue to market our product candidates, if approved. Although we are ultimately responsible for ensuring compliance with these regulatory requirements, we do not have day-to-day control over a contract manufacturing organization, or CMO, or other third-party manufacturer’s compliance with applicable laws and regulations, including cGMPs and other laws and regulations, such as those related to environmental health and safety matters. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. In addition, third-party contractors, such as our CMOs, may elect not to continue to work with us due to factors beyond our control. They may also refuse to work with us because of their own financial difficulties, business priorities or other reasons, at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

Problems with the quality of the work of third parties, may lead us to seek to terminate our working relationships and use alternative service providers. However, making this change may be costly and may delay the trials. In addition, it may be very challenging, and in some cases impossible, to find replacement service providers that can develop and manufacture the lasmiditan in an acceptable manner and at an acceptable cost and on a timely basis. The sale of products containing any defects or any delays in the supply of necessary services could adversely affect our business, financial condition, results of operations, and prospects.

Growth in the costs and expenses of components or raw materials may also adversely affect our business, financial condition, results of operations, and prospects. Supply sources could be interrupted from time to time and, if interrupted, supplies may not be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all.

We currently rely on one CRO to conduct clinical trials for our product candidates and plan to rely on third parties to conduct future clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, it may cause delays in commencing and completing clinical trials of our product candidates or we may be unable to obtain marketing approval for or commercialize our product candidates.

Clinical trials must meet applicable FDA and foreign regulatory requirements. We do not have the ability to independently conduct Phase 2 or Phase 3 clinical trials for any of our product candidates. We currently rely and expect to continue to rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct all of our clinical trials of our product candidates; however, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and other foreign regulatory authorities require us to comply with regulations and standards, commonly referred to as GCPs for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Our reliance on third parties does not relieve us of these responsibilities and requirements. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process.

We or the third parties we rely on may encounter problems in clinical trials that may cause us or the FDA or foreign regulatory agencies to delay, suspend or terminate our clinical trials at any phase. These problems could include the possibility that we may not be able to manufacture sufficient quantities of materials for use in our clinical trials, conduct clinical trials at our preferred sites, enroll a sufficient number of patients for our clinical trials at one or more sites, or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, we, the FDA or foreign regulatory agencies may suspend clinical trials of our product candidates at any time if we or they believe the subjects participating in the trials are being exposed to unacceptable health risks, whether as a result of adverse events occurring in our trials or otherwise, or if we or they find deficiencies in the clinical trial process or conduct of the investigation.

The FDA and foreign regulatory agencies could also require additional clinical trials before or after granting of marketing approval for any products, which would result in increased costs and significant delays in the development and commercialization of such products and could result in the withdrawal of such products from the market after obtaining marketing approval. Our failure to adequately demonstrate the safety and efficacy of a product candidate in clinical development could delay or prevent obtaining marketing approval of the product candidate and, after obtaining marketing approval, data from post-approval studies could result in the product being withdrawn from the market, either of which would likely have a material adverse effect on our business.

If our contractors fail to comply with continuing regulations, we or they may be subject to enforcement action that could adversely affect us.

If any of our contractors fail to comply with the requirements of the FDA and other applicable U.S. or foreign governmental or regulatory authorities or previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we or the contractor could be subject to administrative or judicially imposed sanctions, including: restrictions on the products, the manufacturers or manufacturing processes we use, warning letters, civil or criminal penalties, fines, injunctions, product seizures or detentions, import bans, voluntary or mandatory product recalls and publicity requirements, suspension or withdrawal of regulatory approvals, total or partial suspension of production, and refusal to approve pending applications for marketing approval of new products to approved applications.

If we fail to retain accounting and finance staff with appropriate experience, our ability to maintain the financial controls required of a public company may adversely affect our business.

We currently rely on third-party accounting professionals to assist us with our financial accounting and compliance obligations. We are seeking financial professionals with appropriate experience to maintain our financial control and reporting obligations as a public company. If we are unable to identify and retain such qualified and experienced personnel, our business may be adversely impacted.

Risks Related to Our Intellectual Property

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend in part on our ability to obtain additional patents and protect our existing patent position as well as our ability to maintain adequate protection of other intellectual property for our technologies, product candidates, and any future products in the United States and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The laws of some foreign countries do not protect our proprietary rights to the same extent or in the same manner as U.S. laws, and we may encounter significant problems in protecting and defending our proprietary rights in these countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies, product candidates and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. We cannot be certain that our patent applications will be approved or that any patents issued will adequately protect our intellectual property.

While we are responsible for and have control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling lasmiditan we may lose such rights if we decide to allow any licensed patent to lapse. If we fail to appropriately prosecute and maintain patent protection for any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

Moreover, the patent positions of pharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles are often evolving and remain unresolved. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, we do not know whether:

•	we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	any of our product candidates will be Orange Book eligible;

•	others will independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaborators will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable;

•	the U.S. government will exercise any of its statutory rights to our intellectual property that was developed with government funding; or

•	our business may infringe the patents or other proprietary rights of others.

The actual protection afforded by a patent varies based on products or processes, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, the validity and enforceability of the patents and our financial ability to enforce our patents and other intellectual property. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our or any of our collaborators’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors and we may not have adequate remedies in respect of that disclosure. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

We are a party to a license agreement with Eli Lilly under which we license the intellectual property and receive commercialization rights to lasmiditan; any termination of such agreement would adversely affect our business.

In 2005, we entered into an agreement with Eli Lilly pursuant to which we obtained an exclusive, worldwide license from Eli Lilly to develop and commercialize lasmiditan. Pursuant to our agreement with Eli Lilly, we have been granted an exclusive worldwide license, with the right to grant sublicenses, under certain patents and know-how owned or controlled by Eli Lilly relating to lasmiditan. Under this license agreement, we are subject to commercialization and development, diligence obligations, royalty payments and other obligations. If we fail to comply with any of these obligations or otherwise breach this license agreement, Eli Lilly may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Generally, the loss of the licenses granted to us under our agreement with Eli Lilly or the rights provided therein could materially harm our business, financial condition, results of operations, and prospects. See “Business—Strategic Relationships—Eli Lilly and Company” for a description of the material terms of this agreement.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our product candidates in jurisdictions where we do not have any issued patents and our patent claims or other intellectual rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our product candidates, our business may be materially harmed.

Depending on the timing, duration and specifics of FDA marketing approval of our product candidates, if any, one of the U.S. patents covering each of such approved product(s) or the use thereof may be eligible for up to five years of patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product. Patent term extension also may be available in certain foreign countries upon regulatory approval of our product candidates. Nevertheless, we may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request.

If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we or our collaborators request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

We may not identify relevant patents or may incorrectly interpret the relevance, scope or expiration of a patent, which may adversely affect our ability to develop and market our product candidates.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent.

Many patents may cover a marketed product, including but not limited to patents covering the composition, methods of use, formulations, production processes and purification processes of or for the product. The identification of all patents and their expiration dates relevant to the production and sale of a therapeutic product is extraordinarily complex and requires sophisticated legal knowledge in the relevant jurisdiction. It may be impossible to identify all patents in all jurisdictions relevant to a marketed product. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our product candidates, our competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on our business.

The patent protection for our product candidates may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review. However, we cannot be certain that such an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extension period will be. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and foreign patents.

We may become involved in lawsuits to protect our patents or other intellectual property rights, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe our patents or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our current or future collaborators. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if a prevailing party does not offer us a license on terms that are acceptable to us. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees. We may not be able to prevent, alone or with our collaborators, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Third-party claims of intellectual property infringement or misappropriation may adversely affect our business and could prevent us from developing or commercializing our product candidates.

Our commercial success depends in part on us not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex-parte review and inter partes reexamination and post-grant review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing and may develop our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. If a third party claims that we infringe on their products or technology, we could face a number of issues, including:

•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	substantial damages for past infringement, which we may have to pay if a court decides that our product infringes on a competitor’s patent;

•	a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which the collaborator would not be required to do;

•	if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

•	redesigning our processes so they do not infringe, which may not be possible or could require substantial funds and time.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates, that we failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing. Therefore, patent applications covering our platform technology or our product candidates could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use or manufacture of our product candidates. We may also face a claim of misappropriation if a third party believes that we inappropriately obtained and used trade secrets of such third party. If we are found to have misappropriated a third party’s trade secrets, we may be prevented from further using such trade secrets, limiting our ability to develop our product candidates, and we may be required to pay damages.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our materials, formulations, methods of manufacture or methods for treatment, the holders of any such patents would be able to block our ability to develop and commercialize the applicable product candidate until such patent expired or unless we obtain a license. These licenses may not be available on acceptable terms, if at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. In addition, during the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our product candidates, programs, or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time-consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us bring our product candidates to market.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the specialty pharmaceutical industry involves both technological and legal complexity, and therefore, is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Further, several recent U.S. Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

For our U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the American Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted, reviewed after issuance, and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of our business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-inventor-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (a) file any patent application related to our product candidates or (b) invent any of the inventions claimed in our patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid as unpatentable even though the same evidence may be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license from others.

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

•

We or any of our collaborators might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

•

We or any of our collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•

Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	Ownership of our patents or patent applications may be challenged by third parties.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of our product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms or at all, which could materially harm our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. We may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to assist with the research and develop and to manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, than we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We currently do not have any registered trademarks. Our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we expect our common stock to be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock may not be able to resell the shares of our common stock at or above the initial public offering price and could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	our ability to enroll patients in planned clinical trials;

•	results of the clinical trials, and the results of trials of our competitors or those of other companies in our market sector, and the timing of the release of those results;

•	the passage of legislation or other regulatory developments in the United States and foreign countries;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;

•	our ability to discover and develop additional product candidates;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	our ability to enter into strategic collaborations for the development of our product candidates;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts’ research reports or recommendations;

•	sales of our stock by us, our insiders and our other stockholders;

•	trading volume of our common stock;

•	speculation in the press or investment community;

•	general economic, industry and market conditions other events or factors, many of which are beyond our control;

•	additions or departures of key personnel; and

•	intellectual property, product liability or other litigation against us.

In addition, the stock market has recently experienced significant volatility with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates, or to a lesser extent our markets.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of                     , 2015, upon the closing of this offering and the conversion of our convertible preferred stock into              shares of our common stock, we will have outstanding a total of              shares of common stock after this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and warrants. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless they are purchased by one of our affiliates.

We and our executive officers, directors, stockholders and optionholders have agreed, subject to certain exceptions, not to engage in sales or dispositions of, or other transactions relating to, our common stock or securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock. These “lock-up” restrictions end 180 days after the date of this prospectus. However, Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated, in their sole discretion, may permit persons who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements expire, up to an additional              shares of common stock will be eligible for sale in the public market of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Following completion of this offering, the holders of              shares of our outstanding common stock, or approximately         % of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Our operating results may fluctuate significantly.

We expect our operating results to be subject to fluctuations due to the unpredictability of our expenses. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our clinical trial and development programs;

•	addition or termination of clinical trials;

•	regulatory developments affecting our current or future product candidates;

•	our execution of any collaborative, licensing or similar arrangements and the timing of payments we may make or receive under these arrangements; and

•	nature and terms of stock-based compensation grants and any intellectual property infringement lawsuit in which we may become involved.

Fluctuations in our operating results may cause the price of our stock to fluctuate substantially.

We may use the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We intend to use the net proceeds from this offering, together with our existing cash resources, to fund our clinical trials and the continued development of our product candidates, for working capital and general corporate purposes. The failure by our management to apply the net proceeds from this offering effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing, investment-grade instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the closing of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $         per share, based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We do not intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC, and the NASDAQ stock market to implement provisions of the Sarbanes-Oxley Act, imposes significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations, and prospects. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2015. When and if we are a “large accelerated filer” or an “accelerated filer” and are no longer an “emerging growth company,” each as defined in the Exchange Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company, we intend to take advantage of an exemption available to emerging growth companies from these auditor attestation requirements. We could be an “emerging growth company” for up to five years. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our systems including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

In addition, we may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. Further, once we are no longer an emerging growth company, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the trading price of our common stock could decline.

In connection with our future evaluation of our internal controls over financial reporting, we may need to upgrade our systems or create new systems, implement additional financial and management controls, update our reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations and the trading price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, as well as provisions of Delaware law, may delay or prevent an acquisition of us or a change in our management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a plurality of stockholders to elect director candidates;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•

requiring that any amendment or repeal of our amended and restated bylaws by our stockholders be approved by a vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an election of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. These provisions would apply even if an offer rejected by our board were considered beneficial by some stockholders. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws provide that any current or former stockholder bringing an unsuccessful action against us or our officers, directors or other employees may be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that under certain circumstances the fees, costs, and expenses that we incur in connection with actions or proceedings brought by any person or entity, which we refer to as claiming parties, may be shifted to such person or entity. If a claiming party asserts any claim, initiates any proceeding, or joins, offers substantial assistance to, or has a direct financial interest in any claim or proceeding against us or any of our directors, officers or other employees (including any proceeding purportedly filed on behalf of us or any stockholder), and such claiming party (or the third party that received substantial assistance from a claiming party or in whose claim or proceeding such claiming party has a direct financial interest) is unsuccessful in obtaining a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such claiming party may be obligated to reimburse us and our directors, officers or other employees for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that we or our directors, officers or other employees may incur in connection with such claim, suit, action, or proceeding.

Fee-shifting bylaws are relatively new and untested. The case law and potential legislative action on fee shifting bylaws are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such bylaws. For example, it is unclear whether our ability to invoke our fee-shifting bylaw in connection with claims under the federal securities laws, including claims related to this offering, would be pre-empted by federal law. Similarly, it is unclear how courts might apply the standard that a claiming party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of our fee shifting bylaw in connection with such claims, if any, will depend in part on future developments of the law. We cannot assure you that we will or will not invoke our fee-shifting bylaw in any particular dispute, including any claims related to this offering. In addition, given the unsettled state of the law related to fee-shifting bylaws, such as ours, we may incur significant additional costs associated with resolving disputes with respect to such bylaw, which could adversely affect our business and financial condition.

If a stockholder that brings any such claim, suit, action or proceeding is unable to obtain the required judgment, the attorneys’ fees and other litigation expenses that might be shifted to a claiming party are potentially significant. This fee-shifting bylaw, therefore, may dissuade or discourage current or former stockholders (and their attorneys) from initiating lawsuits or claims against us or our directors, officers and other employees. In addition, it may impact the fees, contingency or otherwise, required by potential plaintiffs’ attorneys to represent our stockholders or otherwise discourage plaintiffs’ attorneys from representing our stockholders at all. As a result, this bylaw may limit the ability of stockholders to affect the management and direction of our company, particularly through litigation or the threat of litigation.

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

Assuming the sale by us of             shares of common stock in this offering (or             shares if the underwriters exercise their option to purchase additional shares in full), our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our capital stock (or     % if the underwriters exercise their option to purchase additional shares in full). As a result, if these stockholders were to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in management of our company that our public stockholders disagree with.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our shares and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation, our amended and restated bylaws, indemnification agreements that we have entered into with our directors and indemnification agreements that we intend to enter into with our executive officers provide that:

•

We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•

The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•

No repeal or modification of the indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws will diminish or adversely affect the rights of any director, officer, employee or agent under those provisions in respect of any occurrence or matter arising prior to any such repeal or modification.

Our amended and restated certificate of incorporation designates the state or federal courts located in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering provides that, subject to certain exceptions, the state and federal courts located in the State of Delaware will be the sole and exclusive forum for any or all intracorporate claims, which shall include claims, including claims in the right of the company, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity, or (ii) as to which Title 8 of the Delaware General Corporation Law confers jurisdiction upon the Delaware Court of Chancery.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, results of operations and prospects.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “target,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. The forward-looking statements in this prospectus include, among other things, statements relating to:

•	the initiation, timing, progress and results of ongoing and future preclinical studies and clinical trials, and our research and development programs;

•	our expectations regarding timing of results in our two pivotal Phase 3 clinical trials of lasmiditan;

•	our expectations regarding the timing of our submission of an NDA for approval of lasmiditan with the FDA and the likelihood and timing of approval of such NDA;

•	the potential for commercialization and market acceptance of our product candidates;

•	our expectations regarding the potential market size and opportunity for our product candidates, if approved for commercial use;

•	our plans to commercialize our product candidates and our ability to develop and maintain sales and marketing capabilities;

•	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•

the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology and our ability to operate our business without infringing on the intellectual property rights of others;

•	regulatory developments in the United States and foreign countries;

•	the success of competing procedures that are or become available;

•	our ability to maintain and establish collaborations or obtain additional funding;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our use of proceeds from this offering;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You should read this prospectus, the documents that we reference in this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares from us in full. This estimate is based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately $ million to fund our clinical trials of lasmiditan and to fund development of lasmiditan; and

•	the remainder for working capital, general and administrative expenses and other general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of, and results from, clinical trials, the potential need to conduct additional clinical trials to obtain approval of our product candidates for all intended indications, as well as any additional collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We estimate that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to complete our two planned pivotal Phase 3 clinical trials of lasmiditan, submit an NDA if our Phase 3 clinical trials are completed successfully, and initiate our long-term open label study of lasmiditan, as well as fund our operating expenses and capital expenditure requirements through             . We do not currently anticipate that any of the net proceeds from this offering will be used to fund the development of IV lasmiditan. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. Following the closing of this offering, we intend to retain our future earnings, if any, to finance the operation and expansion of our business. We do not expect to pay cash dividends on our common stock in the foreseeable future.

Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and restrictions imposed by lenders, if any.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

•	on an actual basis;

•

on a pro forma basis to give effect to the completion of our Series C financing in January 2015 for gross proceeds of $36.9 million, the conversion of our $200,000 notes payable into              shares of Series C convertible preferred stock and the conversion of all outstanding convertible preferred stock into an aggregate of              shares of our common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to give additional effect to the sale of              shares in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds from our sale of common stock in this offering.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
(unaudited)
Cash and cash equivalents	$	$	$

Notes payable	$	$	$

Stockholders’ equity:

Series C convertible preferred stock, $0.001 par value per share, 180,000,000 shares authorized,              shares issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Series B convertible preferred stock, $0.001 par value per share, 136,000,000 shares authorized,              shares issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Series A convertible preferred stock, $0.001 par value per share, 74,000,000 shares authorized,              shares issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Preferred stock, $0.001 par value per share, no shares authorized, issued or outstanding, actual, shares authorized, no shares issued or outstanding pro forma and pro forma as adjusted

As of December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
(unaudited)

Common stock $0.001 par value per share, 600,000,000 shares authorized,              shares issued and outstanding, actual; authorized, pro forma and pro forma as adjusted;              shares issued and outstanding pro forma;              shares issued and outstanding pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Total stockholders’ deficit

Total capitalization	$	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table and calculations above are based on the number of shares of common stock outstanding as of December 31, 2014, and excludes:

•	shares issuable upon the exercise of then outstanding options at a weighted average exercise price of $ per share;

•	shares that will be available for future issuance under our 2015 Employee Stock Purchase Plan as of the effectiveness of the registration statement for this offering;

•	shares then available for future issuance under our 2006 Equity Incentive Plan;

•	shares that will be available for future issuance under our 2015 Equity Incentive Plan as of the effectiveness of the registration statement for this offering; and

•	shares of common stock subject to the underwriters’ option to purchase additional shares from us.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our net tangible book value represents total tangible assets less total liabilities. Our net tangible book value (deficit) per share is our net tangible book value divided by the number of shares of common stock outstanding as of a historical date. The net tangible book value (deficit) of our common stock as of December 31, 2014 was approximately $         million, or approximately $         per share.

Our pro forma net tangible book value (deficit) represents total tangible assets less total liabilities. Our pro forma net tangible book value (deficit) per share is our pro forma net tangible book value (deficit) divided by the number of shares of common stock outstanding as of a historical date, after giving effect to the Series C financing in January 2015 and the conversion of all of our outstanding convertible preferred stock into                 shares of our common stock upon the closing of this offering. The pro forma net tangible book value of our common stock as of December 31, 2014 was approximately $         million, or approximately $         per share.

After giving effect to our sale of shares at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and applying the net proceeds from this sale, the pro forma as adjusted net tangible book value (deficit) of our common stock, as of December 31, 2014, would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value (deficit) to our existing stockholders of $         per share and an immediate dilution to new investors purchasing shares in this offering of $         per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value (deficit) per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of December 31, 2014	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $            , and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us in full, there will be an increase in pro forma as adjusted net tangible book value (deficit) to existing stockholders of $             per share and an immediate dilution in pro forma as adjusted net tangible book value (deficit) to new investors of $             per share based on the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of December 31, 2014, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $         million, and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2014 after giving effect to our Series C financing in January 2015 and the conversion of all outstanding shares of our convertible preferred stock into              shares of our common stock upon the closing of this offering, and excludes:

•	shares of common stock issuable upon the exercise of then outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock that will be available for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective prior to the closing of this offering;

•	shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan; and

•	shares of common stock reserved future issuance under our 2015 Equity Incentive Plan, which will become effective prior to the closing of this offering.

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of December 31, 2014, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $            , and total dilution per share to new investors would be $            .

If the underwriters exercise their option to purchase additional shares in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

Effective immediately upon closing of this offering, an aggregate of                 shares of our common stock will be reserved for issuance under our 2015 Equity Incentive Plan and                 shares of our common

stock will be reserved for issuance under our 2015 Employee Stock Purchase Plan, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or equity-linked securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that new equity awards are issued under our equity incentive plans or we issue additional shares of common stock or other equity or equity-linked securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which follows immediately after this section.

The following table sets forth our selected financial data as of and for the periods indicated. The selected financial data as of and for the year ended December 31, 2014 and 2013 have been derived from our audited financial statements, which are included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future.

	Year ended December 31,
	2014	2013
Statement of Operations Data:
Revenues	$—	$—

Operating expenses:
Research and development	1,168,938	651,660
General and administrative	1,140,953	911,757

Total operating expenses	2,309,891	1,563,417

Loss from operations	(2,309,891)	(1,563,417)

Other income (expense):
Interest income	1,147	575
Interest expense	(397,064)	(631,065)

Total other expense, net	(395,917)	(630,490)
Net loss before income tax expense	(2,705,808)	(2,193,907)

Income tax expense	247,500	—

Net loss	(2,953,308)	(2,193,907)

Comprehensive loss	$(2,953,308)	$(2,193,907)

Net loss per share
Basic and diluted	$(0.51)	$(0.53)
Weighted average shares outstanding
Basic and diluted	5,735,392	4,132,114

	As of December 31,
	2014	2013
Balance sheet data:
Cash and cash equivalents	$204,362	$333,002
Working capital(1)	(354,488)	(9,907,795)
Total assets	293,253	334,823
Convertible preferred stock	50,278,871	40,269,004
Total stockholders’ deficit	1,788,301	9,905,974

(1)	Working capital is defined as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Selected Financial Data and our financial statements and the accompanying notes appearing elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a Phase 3 clinical-stage biopharmaceutical company that is developing an innovative and proprietary small molecule for the acute treatment of migraine headaches. Our product candidates utilize the first new mechanism of action in the last twenty years, which we believe could address the unmet needs of migraine patients, including those with cardiovascular risk factors or stable cardiovascular disease and those who are dissatisfied with existing therapies. Lasmiditan, our lead product candidate, is an oral tablet for the acute treatment of migraine headaches in adults that does not have the clinical limitations associated with the most commonly used therapies. We are also developing intravenous lasmiditan, or IV lasmiditan, for the acute treatment of unspecified headache pain in adults in emergency room and other urgent care settings, another significant unmet medical need.

Since our inception in 2005, we have devoted substantially all of our resources to the development of our product candidates. We do not have regulatory approvals in any jurisdiction to sell any products and have not generated any revenue. Since our inception and through December 31, 2014, we have raised $50.6 million to fund our operations, substantially all of which was from the sale of capital stock. In January 2015, we issued and sold shares of our Series C convertible preferred stock in our Series C financing for gross proceeds of $36.9 million. Without accounting for any proceeds we may receive from this offering, we believe we have sufficient cash and cash equivalents to fund our operations for six months after the completion of SAMURAI, assuming it is completed in the third quarter of 2016.

We have never been profitable and have incurred net losses in each year since inception. Our net losses were $3.0 million and $2.2 million for the years ended December 31, 2014 and 2013, respectively, and as of December 31, 2014, our accumulated deficit accumulated was $54.5 million. These net losses resulted primarily from our research and development programs, including our preclinical development activities and clinical trials, and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. These net losses and negative operating cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability.

We do not expect to generate revenue from product sales unless and until we obtain marketing approval from the FDA for our product candidates and successfully commercialize our product candidates. We expect that our expenses will increase substantially as we continue the research and development of our product candidates and maintain, expand and protect our intellectual property portfolio. If we obtain marketing authorization for our product candidates, we expect to incur significant commercialization expenses related to organizational growth, product sales, marketing, manufacturing and distribution. Accordingly, we will seek to fund our operations through public or private equity or debt financings or other sources, including potential commercial collaborations. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop and commercialize our product candidates.

License Agreement

On February 10, 2015, we entered into an amended and restated development and license agreement with Eli Lilly, which consolidated a number of amendments to our original development and license agreement with Eli Lilly dated December 16, 2005. Pursuant to such agreement, we hold a worldwide license, with the right to grant sublicenses, under certain patents and know-how owned or controlled by Eli Lilly for lasmiditan for all human health purposes. The license is exclusive except that Eli Lilly has retained the right to conduct research on lasmiditan and products containing lasmiditan for internal research purposes only. The term of the agreement will expire on a country-by-country basis upon expiration of our royalty obligations in such country, which occurs on the later of the tenth anniversary of the first commercial sale in such country or the expiration of the last-to-expire licensed patent in such country. Upon expiration of royalty payment provisions in a given country, we will have a fully paid up, perpetual, irrevocable know-how license in such country, unless the agreement is terminated earlier.

Eli Lilly may terminate the agreement for uncured material breach, in whole or on a country-by-country basis. Eli Lilly may also terminate the agreement upon a change of control of our company, unless the new owner agrees to be bound by the terms and conditions of the agreement. Either party may terminate the agreement upon written notice in the event of bankruptcy. We have the right to terminate in the case of material breach by Eli Lilly or if we believe it would be commercially unreasonable to continue to develop lasmiditan.

Under the agreement, we are also responsible for and have control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling lasmiditan under the agreement. In the event we decide to allow any licensed patent to lapse, Eli Lilly may assume the responsibility for the patent and we will surrender our rights in the relevant affected countries. We have the first right (but not the obligation) to enforce these patent rights, and Eli Lilly has agreed to cooperate and assist us in matters regarding infringement as well as patent term extensions and certifications.

During the term of the agreement, we are required to use reasonable commercial efforts to develop and obtain regulatory approvals for selling products containing lasmiditan in all major markets, which include Japan, France, Germany, Italy, Spain, the United Kingdom and the United States. If we obtain regulatory approval for one of our product candidates containing lasmiditan, we are required to use reasonable commercial efforts to commercialize the product in that country. If we do not satisfy this obligation, Eli Lilly may terminate our agreement.

Upon execution of this agreement, we paid an upfront license fee to Eli Lilly in the amount of $1 million and issued to Eli Lilly shares of our common stock. Upon achievement of certain regulatory and/or sales milestones with respect to products containing lasmiditan, we will be obligated to make future payments to Eli Lilly of up to $32 million for the first indication and up to $3 million for each subsequent indication. In addition, we will be obligated to pay Eli Lilly royalties of between 8% and 11% (subject to downward adjustment in certain circumstances) on net sales of products containing lasmiditan. None of our upfront or milestone payments are creditable against our royalty obligations.

Financial Overview

Research and Development.    Research and development expenses consist of the costs associated with research and discovery activities, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Research and development expenses consist of:

•	employee salaries and related expenses for the personnel involved in our drug discovery and development activities;

•	external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites;

•	expenses incurred to manufacture clinical trial materials; and

•	license fees for and milestone payments related to in-licensed products and technologies.

We expense research and development costs as incurred. Conducting a significant amount of research and development is central to our business and strategy. Product candidates in late stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of late-stage clinical trials. We plan to increase our research and development expenses for the foreseeable future as we seek to complete development of our product candidates.

General and Administrative Expenses.    Our general and administrative expenses consist primarily of salaries and related costs for personnel, including stock-based compensation and travel expenses for our employees and consultants. Other general and administrative expenses include professional fees for directors, accounting services, legal services, consultants and expenses associated with obtaining and maintaining patents.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development and the potential commercialization of our product candidates. We also anticipate increased expenses related to costs associated with being a public company, including audit, legal, regulatory and tax-related services associated with maintaining compliance with SEC rules and stock exchange listing rules, director and officer insurance premiums and investor relations costs. We anticipate that the additional costs for these services will increase our general and administrative expenses by approximately $2 million to $3 million on an annual basis. Additionally, prior to the potential regulatory approval of our product candidates, we anticipate an increase in payroll and related expenses as a result of our preparation for commercial operations.

Interest Expense.    We have interest expense related to our outstanding promissory notes. This expense is based on the interest rate and the maturity date at which the promissory notes were issued. We do not anticipate having interest expense in 2015 following the conversion of all outstanding promissory notes into shares of Series C convertible preferred stock.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reporting amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Expenses.    As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include fees due in connection with research and development activities for which we have not yet been invoiced. Our accrued expenses primarily consist of accrued legal and development expenses.

Revenue Recognition and Deferred Revenue.    We have not generated any revenues. Our ability to generate revenue and become profitable depends upon our ability to successfully commercialize products upon obtaining regulatory approval, which we do not expect to occur for several years. If we fail to complete the development of our product candidates in a timely manner or obtain marketing approval for them, our ability to generate future revenue, and our results of operations and financial position, would be material adversely affected.

Redeemable Convertible Preferred Stock.    We classify our redeemable convertible preferred stock for which we do not control the redemption outside of permanent equity. We record redeemable convertible preferred stock at fair value upon issuance, net of any offering costs, and the carrying value is adjusted to the redemption value at the end of each reporting period. These adjustments are effected through charges against additional paid-in-capital and accumulated deficit.

Stock-Based Compensation.    We utilize the fair value method of accounting for stock-based compensation. The fair value method requires all such compensation, including the grant of employee stock options, to be recognized in our statement of operations based on its fair value at the measurement date, which his generally the grant date for grants made to our employees. For stock-based compensation granted to non-employees, the measurement is generally the date when all services have been rendered or the date that options have fully vested. The expense associated with stock-based compensation is recognized on a straight-line basis over the requisite service period of each award.

We compute the estimated fair values of stock options using the Black-Scholes option pricing model. Due to limited historical data, we estimate stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time options that vest are expected to be outstanding. We do not have sufficient history of exercise of stock options to estimate the expected term of employee stock options and thus continues to calculate expected life based on the mid-point between the vesting date and the contractual term in accordance with the simplified method allowed by the SEC’s Staff Accounting Bulletin 110. The expected term for stock-based compensation granted to non-employees is the contractual life. The risk-free rate is based on the U.S. Treasury yield curve during the expected life of the option.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option modified is estimated using a Black-Scholes option-pricing model as follows:

	2014	2013
Estimated dividend yield	0%	0%
Expected stock-price volatility	70%	69%
Weighted average risk-free interest rate	0.12%	0.12%
Expected life of options (in years)	0.5	0.6

Due to the absence of an active market for our common stock, the fair value of common stock was determined by our board of directors based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, including:

•

the prices at which we most recently sold preferred stock and the rights, preferences, and privileges of the preferred stock compared to those of our common stock, including the liquidation preferences of the preferred stock;

•	the status of our research and development efforts, including the status of clinical trials and regulatory status and interactions with regulatory authorities; and

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a strategic merger or sale of our company.

Income Taxes.    Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax base of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorizes based on the technical merits of the position.

Valuation allowances are established when we determine that it is more likely than not that some portion of a deferred tax asset will not be realized. We have incurred operating losses since inception and, therefore, have not recorded any income tax benefit associated with the corresponding tax asset because realization of these benefits could not be reasonably assured.

If necessary, we classify tax-related interest and penalties as a component of tax expense.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2013 and 2014:

	Year ended December 31,
	2014	2013
Revenues	$—	$—
Operating expenses
Research and development	1,168,938	651,660
General and administrative	1,140,953	911,757

Total operating expenses	2,309,891	1,563,417

Loss from operations	(2,309,891)	(1,563,417)
Other income (expense)
Interest income	1,147	575
Interest expense	(397,064)	(631,065)

Total other expense, net	(395,917)	(630,490)

Net loss before income tax expense	(2,705,808)	(2,193,907)

Income tax expense	247,500	—

Net loss	(2,953,308)	(2,193,907)

Comprehensive loss	$(2,953,308)	$(2,193,907)

Revenues.    We did not recognize any revenue in 2014 or 2013. In 2014, we received a $1.5 million up-front payment in connection with the distribution and supply agreement with Ildong, which is reflected in deferred revenue and will be recognized as revenue after we commercialize lasmiditan. We do not expect to recognize revenue in 2015 as we continue development of our product candidates.

Research and Development Expenses.    Our research and development expenses increased by approximately $517,000 to $1.2 million in 2014, compared to $652,000 in 2013. The increase in our research and development expenses in 2014 was primarily due to increased costs relating to preparations for our first pivotal Phase 3 clinical trial of lasmiditan. All research and development expenses for such periods are attributable to lasmiditan and consisted primarily of clinical trial expenses, personnel-related costs, and external research and development expenses. We expect our research and development costs will significantly increase in 2015 due to additional expenses associated with our planned pivotal Phase 3 clinical trials of lasmiditan.

General and Administrative Expenses.    General and administrative expenses increased by approximately $229,000 to $1.1 million in 2014, compared to $912,000 in 2013. The increase in our general and administrative expenses in 2014 was primarily due to increased costs relating to our audit, consulting expenses and general legal fees related to our Series C convertible preferred stock. Our general and administrative expenses consist primarily of salaries and related costs for personnel, including stock-based compensation and travel expenses for our employees and consultants. Other general and administrative expenses include professional fees for directors, accounting services, legal services, consultants and expenses associated with obtaining and maintaining patents.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development and the potential commercialization of our product candidates. We also anticipate increased expenses related to costs associated with being a public company, including audit, legal, regulatory and tax-related services associated with maintaining compliance with SEC rules and stock exchange listing rules, director and officer insurance premiums and investor relations costs. We anticipate that the additional costs for these services will increase our general and administrative expenses by approximately $2 million to $3 million on an annual basis. Additionally, prior to the potential regulatory approval of our product candidates, we anticipate an increase in payroll and related expenses as a result of our preparation for commercial operations.

Interest Expense.    Interest expense decreased from $631,000 in 2013 to $397,000 in 2014. In 2014 and 2013, we had net interest expense due to interest payable on our outstanding promissory notes offset partially by earnings on our cash and cash equivalents. Interest expense consists of interest accrued on convertible debt. In 2014, our interest payable decreased due to the conversion and retirement of all then-outstanding promissory notes into shares of Series B preferred stock, which occurred in July 2014. We do not anticipate incurring any significant interest expense in 2015, as we have no commercial debt or outstanding promissory notes following the conversion of all then-outstanding promissory notes into shares of Series C preferred stock.

Income Taxes.    We paid $247,500 in income taxes in 2014 and no income tax in 2013. These taxes were paid to the Republic of South Korea in conjunction with our distribution and supply agreement with Ildong Pharmaceutical Co., Ltd.

Liquidity and Capital Resources

Cash Flows.    We have incurred losses and cumulative negative cash flows from operations since our inception in 2005, and as of December 31, 2014, we had a deficit accumulated of $54.5 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations and to obtain regulatory approval for our product candidates, which we may raise through a combination of equity offerings, debt financings and other third-party funding.

We have funded our operations principally from the issuance of notes payable and preferred stock. Since our inception through December 31, 2014, we have raised aggregate proceeds of $50.6 million to fund our operations, of which $41.5 million was from the sale of preferred stock and $9.1 million was from our debt instruments. As of December 31, 2014, we had cash and cash equivalents of $204,000 and $200,000 of outstanding debt. In January 2015, we issued and sold Series C convertible preferred stock in our Series C financing with gross proceeds of $36.9 million. In this private placement, our $200,000 of outstanding debt was converted into Series C convertible preferred stock.

The following table sets forth the primary sources and uses of cash and cash equivalents for each year set forth below:

	Year ended December 31,
	2014	2013
Net cash provided by (used in)
Operating activities	$(762,953)	$(1,505,599)
Investing activities	—	(2,049)
Financing activities	634,313	1,124,500

Net increase (decrease) in cash and cash equivalents	$(128,640)	$(383,148)

Net Cash Used in Operating Activities.    Net cash used in operating activities in 2014 consisted primarily of a net loss of $3.0 million, adjusted for interest on the convertible promissory notes of $397,000, as well as deferred revenue of $1.5 million, accounts payable of $251,000, accrued expenses of $62,000 and prepaid expenses of $23,000. Net cash used in operating activities in 2013 consisted primarily of a net loss of $2.2 million adjusted for interest on the convertible promissory notes of $631,000, as well as accounts payable of $38,000.

Net Cash Used in Investing Activities.    No cash was provided by or used in investing activities in 2014. Net cash used in investing activities in 2013 consisted of purchases of laboratory equipment for research and development.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities in 2014 was $634,000, which consisted primarily of net proceeds of $701,000 from the issuance of notes payable, offset by $66,000 of financing costs. Net cash provided by financing activities in 2013 consisted entirely of proceeds from the issuance of notes payable.

Funding Requirements.    Our primary uses of capital are, and we expect will continue to be, salaries and personnel-related expenses, costs related to clinical trials, laboratory and related supplies, accounting expenses, legal expenses, other regulatory expenses and general overhead costs. We expect our expenses to significantly increase compared to prior periods in connection with our ongoing activities, particularly as we continue research and development, initiate large pivotal Phase 3 clinical trials and seek regulatory approvals for our product candidates. In anticipation of regulatory approval for our product candidates, we expect to incur significant pre-commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, as discussed above, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Without accounting for any proceeds we may receive from this offering, we believe we have sufficient cash and cash equivalents to fund our operations for six months after the completion of SAMURAI, assuming it is completed in the third quarter of 2016. Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to complete our two planned pivotal Phase 3 clinical trials, submit an NDA if our Phase 3 clinical trials are completed successfully, and initiate our long-term, open label study of lasmiditan. We also estimate that such funds will fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Additionally, the process of testing our product candidates in clinical trials is costly, and the timing of progress in these trials is uncertain. Because our product candidates have not received marketing authorization from the FDA and are in various stages of clinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates or whether, or when, we may achieve profitability.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings and revenue from potential research and development and other collaboration agreements. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant licenses to develop and market products that we would otherwise prefer to develop and market ourselves.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations.

Contractual Obligations

As of December 31, 2014, other than $200,000 of convertible notes due in 2015, we did not have any long-term contractual obligations or commercial obligations. We enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Net Operating Loss and Research and Development Tax Credit Carryforwards

As of December 31, 2014, we had federal and state net operating loss, or NOLs, carryforwards of $43.3 million and $43.8 million, respectively, which begin to expire in 2025 and 2021, respectively, unless previously utilized. As of December 31, 2014 and December 31, 2013, we also recognized federal research and development tax credit carryforwards of $1.2 million and $1.4 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2026. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credits before we can use them.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates, primarily related to our investment activities. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. Our interest income is sensitive to changes in the general level of interest rates in the U.S., particularly since our investments are generally short-term in nature. Due to the nature of our short-term investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

As a result of our supplier relationship, we have expenses, assets and liabilities that are denominated in foreign currencies. Therefore, a portion of our operating expenses are paid and incurred in the Euro. Our operating results and cash flows may be adversely impacted when the U.S. dollar depreciates relative to other foreign currencies. As we begin building relationships to commercialize our product candidates internationally, our results of operations and cash flows may become increasingly subject to changes in foreign exchange rates.

Recent Accounting Pronouncements

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This accounting standards update will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. The new standard is effective for our company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our financial statements and related disclosures. We have not yet selected a transition method nor has we determined the effect of the standard on our ongoing financial reporting.

In June 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Accounting Standards Codification 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in ASU 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. We believe the adoption of this guidance will not have a material effect on our financial statements.

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The accounting standards update provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. We do not intend to early adopt this standard. We do not anticipate that the adoption of this standard will have an impact on our financial condition.

JOBS Act

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation (i) reduced financial statement reporting periods, (ii) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and (iii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS

Overview

We are a Phase 3 clinical-stage biopharmaceutical company that is developing an innovative and proprietary small molecule for the acute treatment of migraine headaches. Our product candidates utilize the first new mechanism of action in the last twenty years, which we believe could address the unmet needs of migraine patients, including those with cardiovascular risk factors or stable cardiovascular disease and those who are dissatisfied with existing therapies. Lasmiditan, our lead product candidate, is an oral tablet for the acute treatment of migraine headaches in adults that does not have the clinical limitations associated with the most commonly used therapies. In our Phase 2b clinical trial of lasmiditan, we met our primary endpoint of headache relief with statistical significance as well as our secondary endpoint of freedom from the associated symptoms of nausea, sensitivity to sound and sensitivity to light. Headache relief is defined as reducing a moderate or severe headache at baseline to mild or none two hours after dosing. In our completed clinical trials, lasmiditan was well tolerated and had a favorable patient global impression of change, an indicator of patient satisfaction.

We are conducting our first pivotal Phase 3 randomized, double-blind, placebo-controlled clinical trial of lasmiditan, or SAMURAI, under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with top-line data expected in the third quarter of 2016. We also plan to initiate a second pivotal Phase 3 clinical trial of lasmitidan in the first half of 2016. If we successfully complete our two pivotal Phase 3 clinical trials of lasmiditan, we expect to submit a new drug application, or NDA, to the FDA seeking marketing approval for lasmiditan in the United States with a product label that is differentiated from triptans. Triptan product labels include warnings and precautions against use in patients with cardiovascular risk factors or disease and triptans are not indicated to provide freedom from the most bothersome associated symptom. We are also developing intravenous lasmiditan, or IV lasmiditan, for the acute treatment of unspecified headache pain in adults in emergency room and other urgent care settings. We own or have exclusive rights to the intellectual property for lasmiditan and IV lasmiditan, including composition of matter protection. We have commercial exclusivity for lasmiditan and IV lasmiditan in the United States until 2025, which we expect will be extended up to five years to 2030 by obtaining a term extension under the provisions of the Hatch-Waxman Act.

According to the American Migraine Foundation, migraine affects 12% of the population in the United States and is the leading cause of disability among neurological disorders in the United States. The direct and indirect costs of migraine in the United States are estimated at over $20 billion annually. We believe that lasmiditan will be a first line therapy for the acute treatment of migraine in patients with cardiovascular risk factors or disease. Triptans, the current standard of care to treat migraine, use a vasoconstrictor mechanism of action associated with warnings and precautions against use in patients with cardiovascular risk factors or disease. Triptan product labels recommend that migraine patients with risk factors for cardiovascular disease be evaluated for silent myocardial ischemia before receiving a triptan dose, and should have their first dose administered in a medically supervised setting. Based on published studies, we estimate that more than 60%, or 21 million of the 36 million migraine patients in the United States, have cardiovascular risk factors and that triptans are contraindicated in 13%, or 4.7 million. Further, we estimate that approximately 5% of migraine patients may be at risk for silent myocardial ischemia. We believe lasmiditan’s novel, centrally-acting mechanism of action could address this disadvantage of existing therapies because early studies have shown no evidence of vasoconstriction.

We believe that lasmiditan will also be a second line therapy for patients who are dissatisfied with existing therapies, either because of inadequate response or tolerability issues. If approved by the FDA, lasmiditan could also provide an alternative therapy for the more than 40% of patients who fail to respond to triptans or are dissatisfied with treatment.

We have completed seven clinical trials in which we dosed 393 migraine patients and 213 healthy subjects with lasmiditan or IV lasmiditan. Because these trials were conducted outside the United States, we were not required to submit an investigational new drug application, or IND, to the FDA for such trials. If approved, we believe our product candidates could be an attractive option for the acute treatment of migraine and headache pain by providing:

•	relief of migraine pain and associated symptoms;

•	a novel, centrally-acting mechanism with no evidence of vasoconstriction;

•	physician and patient confidence to treat migraine in the presence of cardiovascular risk factors;

•	an alternative treatment option for patients who are not adequately managed with triptans;

•	favorable patient satisfaction and good tolerability; and

•	an additional opportunity for non-opioid treatment of headache in emergency room and other urgent care settings.

Lasmiditan is designed to treat migraine using a novel mechanism by acting as an agonist at the 5-HT1F receptor. In contrast to triptans, which act peripherally, lasmiditan is designed to penetrate the central nervous system, or CNS, and to block the pathway that contributes to headache pain. Triptans were not designed to penetrate the CNS and have limited affinity for 5-HT1F receptors.

The table below summarizes the clinical phase of development for each of our product candidates:

Clinical Phase of Development

We believe we have clear guidance for the design of SAMURAI under our successfully negotiated SPA agreement with the FDA. We expect to begin enrolling patients in SAMURAI during the second quarter of 2015, with top-line data expected in the third quarter of 2016. The primary endpoint of SAMURAI is the proportion of lasmiditan patients who are free of headache pain two hours after dosing, which was the secondary endpoint of our Phase 2b clinical trial. The key secondary endpoint of SAMURAI is the proportion of lasmiditan patients who are free from their self-reported, most bothersome associated symptom associated with migraine two hours after dosing: nausea, sensitivity to sound or sensitivity to light. Based on results from our Phase 2b clinical trial of lasmiditan, we believe SAMURAI is sufficiently powered to achieve its primary endpoint and key secondary endpoint.

Our clinical program is designed to support a request for a product label that is differentiated from triptans. Triptan product labels include warnings and precautions against use in patients with cardiovascular risk factors or disease and triptans are not indicated to provide freedom from the most bothersome associated symptom. SAMURAI and our second Phase 3 pivotal trial are expected to enroll migraine patients, including those with cardiovascular risk factors or disease. We plan to complete our two pivotal Phase 3 clinical trials for lasmiditan in the second half of 2017 and if successful, file for marketing approval in the United States. If we receive approval from the FDA, we intend to commercialize lasmiditan in the United States ourselves and co-develop and co-market IV lasmiditan in the United States. If our products are approved by comparable foreign regulators, we plan to establish collaborations to commercialize lasmiditan and IV lasmiditan outside the United States.

Migraine

Migraine is a chronic and debilitating disorder characterized by episodic attacks of moderate to severe throbbing headaches, worsened by physical activity and associated with nausea, sensitivity to sound and sensitivity to light. Some people get migraine headaches only once or twice a year, but about 25% of sufferers experience an attack once or twice a week. Pain can last a few hours or up to 72 hours. About a quarter of all migraine patients experience sensory symptoms leading up to their migraine attack known as aura. More than 90% of sufferers are unable to work or function normally during a migraine attack, and depression, anxiety and sleep disturbances are common comorbid conditions for those with chronic migraine.

Prevalence.    According to the World Health Organization, migraine ranks as the third most common disease in the world. According to the American Migraine Foundation, 36 million people in the United States suffer from migraine, or about 12% of the U.S. population. It is more common among women than men and prevalence peaks between the ages of 25 and 55. U.S. employers lose 113 million work days per year due to migraine and people with migraine use about twice the medical resources as non-sufferers. Migraine accounts for more than 800,000 emergency room visits per year and is the third leading cause for overall emergency room visits. Migraine is the leading cause of disability among neurological disorders.

Causes.    Migraine is a complex disorder that can be triggered by a variety of stimuli or become active spontaneously. Migraine was once considered to be a vascular disease, but it is now established that cerebral vasodilatation is a secondary mechanism in migraine. Although why and how a migraine headache starts is unknown, it is believed that there is an activation of the pain fibers in the membranous layer that surrounds the outside of the brain, called the meninges. The blood supply to the brain is carried in blood vessels that run through the meninges, and around these blood vessels are sensory nerve terminals of the trigeminal nerve pathway (see Figure 1 below). The painful headache of migraine is primarily driven by noxious sensory signals transmitted in the trigeminal nerve pathway, which terminates in the brainstem. From here, the noxious signals are relayed to higher brain centers where they are perceived as pain. During a migraine headache, activation of the trigeminal nerve causes the release of vasodilators, causing the cranial blood vessels to dilate. The shift in focus to consider migraine a neurological disorder, not a vascular disorder, presents new opportunities to treat migraine through a centrally-acting mechanism of action that targets the trigeminal nerve pathways rather than the blood vessels.

Figure 1. Mechanisms Involved in Migraine

Treatment

Pharmacologic agents are used for the acute treatment and/or prevention of migraine. Products for acute treatment of migraine are used to alleviate pain and symptoms during the attack, also known as the acute phase. Preventative products are used to reduce the frequency of migraine episodes, although most of these patients continue to develop migraine headaches and still require acute therapy.

Acute Treatments.    Triptans, a family of tryptamine-based drugs first sold in the 1990s, account for almost 80% of anti-migraine therapies prescribed at office visits. Triptans are sold in oral, nasal, subcutaneous and transdermal patch formulations. According to Decision Resources, in 2013 oral formulations of sumatriptan (Imitrex) captured more than half of the total first-line patient share for newly diagnosed patients, with rizatriptan (Maxalt) and eletriptan (Relpax) being the second and third most commonly used products. Generic sumatriptan, the most commonly prescribed triptan, has been available since 2009, and the entire class will be generic by the time we expect to launch lasmiditan. Triptans are agonists at the 5-HT1B and 5-HT1D receptors and, through the activation of 5-HT1B receptors expressed on vascular smooth muscle, cause constriction of blood vessels in the meninges and elsewhere in the body. Because they were developed as vasoconstrictors, triptans as a class generally have poor ability to penetrate the CNS.

Other less commonly prescribed acute treatments include ergot alkaloids, analgesics, including opioids, non-steroidal anti-inflammatory drugs, or NSAIDs, acetaminophen and antiemetics. Dihydroergotamine, or DHE, is a grain fungus derivative that, like triptans, is a potent vasoconstrictor. DHE has been used for more than 50 years but physicians rarely prescribe this class, which was largely displaced by the introduction of the triptans. Semprana, previously known as Levadex, is an inhaled form of DHE currently in development.

Opioids are used for the acute treatment of migraine, both in outpatient as well as acute settings. Although their use is controversial, data from a 2009 study conducted by the American Migraine Prevalence and Prevention Study, or AMPP, suggests that about 16% of migraine patients are current opioid users and 16% of those patients are likely dependent. Opioid use for migraine is associated with increased disability and health care utilization.

Patients who experience severe migraine pain and who either have no medicine or insufficient treatment may go to the emergency room. Headache pain accounts for more than 3 million emergency room visits per year, and over 1 million of these visits resulted in a diagnosis of migraine. In the emergency room setting, physicians will most commonly administer opioids, neuroleptics, NSAIDs, corticosteroids and antiepileptics. Opioids, while effective for headache pain, are not approved for migraine and carry risk of abuse and addiction.

Preventative Treatments.    Agents currently used to reduce the frequency of migraine episodes were first approved for other uses. Botox is the only product that has been approved by the FDA for the prevention of chronic migraine, which is defined as having a migraine attack 15 or more days per month for at least three months. About 3 million people in the United States are classified as having chronic migraine. For those patients who do not qualify as having chronic migraine, but still have significant disability due to migraine, there are four products approved by the FDA for use: topiramate (Topamax) and valproic acid (Depakote), both anticonvulsant medicines, and propranolol (Inderal) and timolol (Blocadren), both beta-blockers. Some other beta blockers, such as atenolol, metoprolol and nadalol are also prescribed off-label for prevention, as well as calcium channel blockers such as diltiazem and tricyclic antidepressants such as amitriptyline.

Limitations of Current Acute Treatments

Warning and Contraindications Limiting Use of Triptans by Migraine Patients with Cardiovascular Risk Factors and Disease.    The most widely prescribed acute treatments are all vasoconstrictors. Vasoconstrictors are contraindicated in migraine sufferers with cardiovascular event histories and conditions. Based on published studies, we estimate that more than 60%, or 21 million of the 36 million migraine patients in the United States, have cardiovascular risk factors and that triptans are contraindicated in 13%, or 4.7 million. Further, we estimate that approximately 5% of migraine patients may be at risk for silent myocardial ischemia. Lasmiditan and its non-vasoconstrictor mechanism of action could address this disadvantage of existing therapies.

The vasoconstrictor mechanism of action of triptans confers a risk of serious cardiovascular adverse events, some fatal, in patients with cardiovascular disease. Triptans are contraindicated in patients with cardiovascular, cerebrovascular or peripheral vascular disease. Triptan product labels include warnings and precautions stating that migraine patients with risk factors for cardiovascular disease (such as hypertension, hypercholesterolemia, smoker, obesity, diabetes, strong family history of coronary artery disease, women with surgical or physiological menopause and men over 40 years of age) should be evaluated for silent myocardial ischemia before receiving a triptan dose, and should have their first dose administered in a medically supervised setting. Treatment of migraine patients with cardiovascular risk factors or disease is particularly challenging because the incidence of myocardial infarction, stroke, claudication, diabetes, hypertension and hypercholesterolemia are all higher in migraine patients compared with the general population. Confounding for the treating physician is the fact that up to 24% of patients taking oral triptans and 41% of patients taking subcutaneous triptans in controlled studies report triptan chest symptoms such as chest pressure. These symptoms may be troubling for prescribing physicians and patients because they may be unable to diagnose whether or not the patient is suffering a non-life threatening side effect of the triptan or a serious cardiovascular event. As a precaution, patients presenting with chest symptoms after taking a triptan are often referred for a full cardiovascular evaluation in the emergency room, adding time and expense to the treatment of migraines. Many migraine patients who were previously eligible for triptan therapy may become ineligible as they age and develop cardiovascular disease or associated risk factors.

Patients’ Dissatisfaction with Current Treatments.    The need for an effective acute treatment for migraine headaches is only partially satisfied by triptans. Typically, only 50 to 60% of migraine respond to an oral triptan within two hours and even then symptoms commonly recur within 24 hours. Additionally, although the triptan drug class is the current standard of care for the acute treatment of migraine, more than 40% of patients fail to respond to triptan treatment or are dissatisfied with treatment. Some migraine patients fail to respond consistently to oral triptans. Additional triptan formulations have been developed, but they are all still vasoconstrictors and most of these products have had limited market success due to lack of perceived benefit, lack of patient acceptance and lack of compliance.

Unattractive Options for Headache Patients in Acute Care Settings.    Annually, about 7% of migraine patients go to the emergency room due to headache pain, accounting for between 1% and 4% of all emergency room visits. Few well-controlled studies for the treatment of headache pain in the emergency room have been conducted. The most commonly used treatments in emergency room management of headache pain include opioids, neuroleptics, NSAIDs, corticosteroids and antiepileptics. Triptans and DHE are not widely used in an emergency room due to their perceived cardiovascular safety liabilities. Current treatments used in emergency room management of headache pain present disadvantages for patients as well as hospitals because of the high rate of abuse liability associated with opioids and the warnings and precautions for use of triptans and DHE. Opioids are addictive and prone to overuse and abuse. Opioids contribute to the development of medication overuse headache, or MOH, and the worsening progression of migraine. The U.S. Centers for Disease Control and Prevention, or CDC, has

recognized this growing issue and officially classified prescription opioid abuse as an epidemic. According to the CDC, opioid pain relievers were involved in nearly 17,000 drug overdose deaths in 2011. Furthermore, the nonmedical use of opioid analgesics was responsible for approximately 420,000 emergency room visits that year. Between 1991 and 2010, prescriptions for opioid analgesics increased from about 75.5 million to 209.5 million. As a result, in 2014, hydrocodone combination products were moved from Schedule III to the more-restrictive Schedule II and several states have established task forces to tackle this issue.

Migraine Market Size

There has been a lack of innovation in the migraine market and the generic erosion of the leading products for the prevention and treatment of migraine. Sales for migraine products are often under reported due to off-label usage of prescription drugs and the use of the non-prescription agents. According to Decision Resources, prescription drug sales for migraine in the top seven countries were estimated to be $3.2 billion in 2013, and are expected to grow to $4.4 billion in 2020.

Although the current market is highly genericized, reformulations of triptans are predicted to generate additional sales in the near term but major sales growth for the migraine market is from new therapy classes with novel mechanisms of action in the 2020 time frame. We engaged a third party to conduct primary market research with physicians and based on this research and analysis of the migraine marketplace, we have developed a U.S. revenue forecast for lasmiditan. In addition to secondary research, physicians across specialties, geographies, practice types and size were interviewed to provide insight representative of the migraine market. Qualitative interviews were conducted with neurologists, migraine specialists, primary care physicians and obstetricians and gynecologists. Payors, emergency room physicians and European based key opinion leaders were also included. A quantitative survey of 81 physicians, including neurologists, migraine specialists, primary care physicians, obstetricians and gynecologists was also conducted. Physicians were shown four different potential product profiles of lasmiditan. A key finding was that 98% of surveyed physicians overall suggested they would prescribe lasmiditan to some of their migraine patients, even if efficacy is equivalent to sumatriptan. We also found that physicians expect some level of CNS side effects with anti-migraine agents. Based on this work and our ongoing review of research regarding the migraine marketplace, we believe that lasmiditan, if approved, could achieve peak annual revenue of more than $1 billion. This forecast is based on the expectation that lasmiditan will be the first new chemical entity, or NCE, with a novel mechanism of action in the United States specifically approved for the acute treatment of migraine patients since the U.S. approval of the first triptan, Imitrex, in 1992. We believe competition will be limited to re-formulations of currently available vasoconstrictive products. We also believe that lasmiditan will be a first line therapy for acute treatment of migraine in patients with cardiovascular risk factors or disease and will be a second line therapy for patients who are dissatisfied with existing therapies, either because of inadequate response or tolerability issues. We further believe that lasmiditan has the potential to grow the migraine market by providing a treatment option to migraine patients who were not candidates for currently available agents or who could not take such agents.

Our Solution

We are developing our product candidates to treat unmet needs of migraine and headache pain patients, including those with cardiovascular risk factors or disease and those who are dissatisfied with existing therapies, either because of inadequate response or tolerability issues. If approved, we believe that our product candidates could be an attractive option for the acute treatment of migraine and headache pain by providing:

•	Relief of migraine pain and associated symptoms. We believe lasmiditan has the potential to relieve migraine pain and associated symptoms using a mechanism of action that has not previously been used for the acute treatment of migraine. In our Phase 2b clinical trial of lasmiditan, we met our primary endpoint of headache relief two hours after dosing with statistical significance as well as our secondary endpoints of freedom from headache pain and freedom from nausea, sensitivity to sound and sensitivity to light.

•

A novel, centrally-acting mechanism with no evidence of vasoconstriction.    We designed lasmiditan to treat a migraine without constricting blood vessels unlike existing therapies, which have precautions and warnings against use in migraine patients with cardiovascular risk factors or disease. No evidence of drug-related vasoconstriction or chest symptoms has been reported in our seven completed clinical trials of lasmiditan and IV lasmiditan. Our clinical program is designed to support a request for a product label that is differentiated from triptans. Triptan product labels include warnings and precautions against use in patients with cardiovascular risk factors or disease.

•

Physician and patient confidence to treat migraine in the presence of cardiovascular risk factors.    Common side effects of triptans are chest symptoms, which were reported in 24% of patients taking oral triptans, and 41% of patients taking subcutaneous triptans in controlled studies. These triptan symptoms have been described as chest pressure similar to an inner tube being inflated around the patient’s chest. These symptoms are troubling for prescribing physicians and patients because they may be unable to determine whether the patient is suffering a non-life threatening side effect of the triptan or a serious cardiovascular event. In our Phase 2b clinical trial, there was no pattern of triptan-like chest symptoms attributable to increasing doses of lasmiditan. Seven out of 391 patients, or 1.8%, reported chest symptoms in the safety population, and these were similarly distributed across all study groups, including placebo.

•

An alternative treatment option for patients who are not adequately managed with triptans.    The need for an effective acute treatment for a migraine attack is only partially satisfied by triptans. Typically, only 50 to 60% of migraine attacks respond to an oral triptan within two hours and even then symptoms commonly recur within 24 hours. Additionally, although the triptan drug class is the current standard of care for the acute treatment of migraine, more than 40% of patients fail to respond to triptan treatment or are dissatisfied with treatment. Some migraine patients fail to respond consistently to oral triptans. Additional triptan formulations have been developed to try to address the limitations of oral triptan therapy, but most of these products have met with limited success due to lack of perceived benefit, lack of patient acceptance and lack of compliance.

•

Favorable patient satisfaction and good tolerability.    In our Phase 2b clinical trial, lasmiditan was well tolerated and had a favorable patient global impression of change, an indicator of patient satisfaction. Given lasmiditan’s site of action in the CNS, most side effects noted have been CNS-related, with the most common side effects being mild or moderate dizziness and fatigue that were transient and resolved spontaneously during the course of the migraine attack. The proportion of patients in our Phase 2b clinical trial who reported feeling “much better” or “very much better” according to the patient global impression of change two hours after dosing was meaningfully higher in the lasmiditan groups as compared to the placebo group, and the patient global impression of pain improved with increasing doses of lasmiditan. We believe that this strong patient global impression of change indicates a satisfactory patient response to lasmiditan.

•

Additional opportunity for non-opioid treatment of headache in emergency room and other urgent care settings.    We believe there is a significant unmet need for a non-opioid analgesic for emergent use to treat headache pain. Many of the currently-approved migraine therapies are not widely used in emergency room and other urgent care settings due to their vasoconstrictor mechanism of action, and lack of fast-acting formulations. In our Phase

2 clinical trial for IV lasmiditan, we met our primary endpoint of headache relief with statistical significance. Headache relief is defined as reducing the severity of headache pain from moderate or severe to mild or none two hours after dosing. The onset of headache relief in the IV lasmiditan group was evident within 20 to 40 minutes after dosing.

Lasmiditan’s Novel Mechanism of Action.    Lasmiditan is a highly selective 5-HT1F receptor agonist, which is designed to treat a migraine using a novel mechanism of action. Lasmiditan is designed to penetrate the CNS and block the activation of the trigeminal nerve pathway that transmits the sensation of headache pain. Lasmiditan is also designed to block neurogenic inflammation in the meninges, which is believed to contribute to headache pain associated with migraine. Unlike triptans, lasmiditan has no meaningful affinity for 5-HT1B receptors, which mediate vasoconstriction. Lasmiditan has been given the generic stem name “ditan,” which distinguishes it from other drug classes, including triptans. The key non-clinical attributes of lasmiditan, which distinguish it from approved migraine therapies, include:

•	unique chemical structure and mechanism of action;

•	highly permeable molecule that distributes into the CNS;

•	selective activation of neural 5-HT1F receptors in periphery and CNS at therapeutic exposures; and

•	lacks the vasoconstrictor characteristics of triptans.

In 1993, the human 5-HT1F receptor was cloned and its messenger RNA, or mRNA, was found to be localized in neurons of the trigeminal ganglia, suggesting a potential novel therapeutic target for migraine. The 5-HT1F receptor agonists were developed as a new class for acute therapy of migraine. The anti-migraine efficacy of LY334370, a prototype selective 5-HT1F agonist, was subsequently established in clinical trials. Lasmiditan is a second generation, highly selective 5-HT1F agonist that was designed to be highly lipophilic and penetrate the CNS freely. Lipophilicity is the ability to dissolve in lipids, such as the lipid layer of cell membranes, and determines the potential to penetrate the CNS. Because migraine is believed to result from dysfunction in sensory pathways located in the brainstem, lasmiditan’s access to the CNS provides a mechanism to alleviate migraine pain.

Consistent with the localization of 5-HT1F receptors on neurons in the trigeminal system, 5-HT1F receptor agonists inhibit activation of the trigeminal pathway in animal models relevant to migraine, without affecting blood vessel constriction. More recent studies from academic laboratories indicate that neurons in the brainstem are a potential site of action of 5-HT1F agonists. It is possible that 5-HT1F receptors located elsewhere in the brain also contribute to the anti-migraine efficacy of lasmiditan.

The lack of vasoconstrictor activity of selective 5-HT1F agonists, including LY334370, has been demonstrated in several studies using human blood vessels, including coronary and middle meningeal arteries. For compound screening purposes, a surrogate animal assay has been shown to be highly predictive of human coronary and cerebral artery contraction. In this preparation, selective 5-HT1F agonists, including lasmiditan, were not vasoconstrictors. Thus, lasmiditan represents a novel class of neurally acting anti-migraine agents that lack the undesirable vasoconstrictor properties of triptans. The table below provides a comparison of lasmiditan’s mechanism of action with triptans:

Comparison of Mechanisms of Action

Lasmiditan versus Triptans

Treatment	Primary Site of Action	Receptor	CNS Penetrant	Vasoconstrictor
Lasmiditan	Trigeminal Pathway	5-HT1F	Yes	No
Triptans	Blood Vessels	5-HT1B/1D	No	Yes

We chose lasmiditan for its selectivity for the 5-HT1F receptor and its ability to penetrate the CNS to access 5-HT1F receptors in the brainstem and brain. These features are unique to lasmiditan and distinguish it from the triptans. Activation of the 5-HT1B receptor by triptans causes vasoconstriction. Lasmiditan has no meaningful affinity or activity at this receptor and does not cause vasoconstriction. Lasmiditan had greater than 470-fold higher affinity for the target 5-HT1F receptor than for 5-HT1B or 5-HT1D receptors, and had greater than 230-fold greater potency to activate 5-HT1F than 5-HT1B and 5-HT1D receptors. The permeability and CNS penetration of lasmiditan was examined using in vitro and in vivo methods, confirming that lasmiditan has distribution characteristics compatible with a CNS site of action. In contrast, triptans were developed for their vasoconstrictor activity, and were not optimized to distribute freely into the CNS. As a class, triptans are considered to have poor CNS penetration.

Our Strategy

Our objective is to establish lasmiditan as a first line therapy in migraine patients with cardiovascular risk factors or disease and as a second line therapy in those patients who are dissatisfied with existing therapies, either because of inadequate response or tolerability issues. To achieve this objective, our strategy is as follows:

•

Seek marketing approval from the FDA for lasmiditan with differentiated product label.    We plan to continue development of lasmiditan in a pivotal Phase 3 clinical program. We have an SPA agreement with the FDA for our SAMURAI trial to include two novel endpoints for the approval of acute treatment for migraine. We also plan to seek an SPA for, and conduct, a second pivotal trial with a design similar to SAMURAI prior to filing an NDA. If we successfully complete our two pivotal Phase 3 clinical trials, we expect to submit an NDA to the FDA seeking marketing approval for lasmiditan in the United States with a product label that is differentiated from triptans, whose labels include warnings and precautions against use in patients with cardiovascular risk factors or disease and triptans are not indicated to provide freedom from the most bothersome associated symptom. If approved, lasmiditan will be the first therapy with labeling that would differentiate it from other approved treatments for migraine.

•

Commercialize lasmiditan in the United States.    If we obtain approval from the FDA, we plan to commercialize lasmiditan in the United States by building our own focused, specialized sales force of approximately 200 sales representatives to target approximately 15,000 neurologists, 1,500 headache specialists and the top 10% of primary care and women’s health physicians, which we believe will cover physicians who together treat approximately 50% of migraine attacks.

•

Seek marketing approval from the FDA for IV lasmiditan.    To advance IV lasmiditan to treat headache pain in the emergency room, we intend to submit an IND with a request for an SPA for a pivotal Phase 3 clinical trial during the second half of 2015. Unlike lasmiditan, our proposed indication for IV lasmiditan is for the acute treatment of headache pain, so our SPA will request a single primary endpoint of headache pain relief. We plan to commence a pivotal Phase 3 clinical trial for IV lasmiditan after entering into an SPA agreement with the FDA and securing a development collaboration.

•

Selectively establish collaborations for the development and commercialization of lasmiditan and IV lasmiditan.    If we obtain approval for lasmiditan from the FDA, we intend to develop and commercialize it in the United States ourselves. However, we intend to commercialize IV lasmiditan, if approved, through a collaboration. Given the unique call point of emergency rooms and other urgent care settings, which will be outside of our specialty neurology-based sales force, a sales force with expertise in the hospital and urgent care setting would be best positioned for commercialization of IV lasmiditan. If we obtain approval from foreign regulators, we plan to commercialize our product candidates outside the United States by collaborating with third parties who have expertise and resources to drive the development and commercialization in these markets. We have worldwide commercialization rights for our product candidates and have entered into a distribution and supply arrangement covering South Korea and certain Southeast Asian countries for lasmiditan.

•

Implement a life cycle management strategy to include development of additional formulations and possible new indications for lasmiditan and IV lasmiditan.    Based on issued patents, we have U.S. patent-based commercial exclusivity for lasmiditan and IV lasmiditan until 2025, which we expect will be extended up to five years to 2030 by obtaining a term extension under the provisions of the Hatch-Waxman Act. We believe this exclusivity will allow us to maintain the competitive market potential of our product candidates and implement a strategy to maximize the commercial life of our product candidates by developing new formulations, such as sublingual or fast melt products; new patient segments, such as pediatrics; and possible new indications and combination products.

The table below summarizes the next steps to execute our strategy:

Next Steps in Our Clinical Program

Anticipated Timing	Action Item
Lasmiditan
2Q15	– Begin enrolling patients in SAMURAI
2H15	– Submit SPA request for second pivotal Phase 3 trial
1H16	– Begin enrolling patients in second pivotal Phase 3 trial
3Q16	– Receive SAMURAI top-line data
2H17	– Receive top-line data from second pivotal Phase 3 trial

IV Lasmiditan
2H15	– Submit IND and SPA request for Phase 3 trial
1H16	– Reach SPA agreement for Phase 3 trial

Our Product Candidates

Lasmiditan.    We are evaluating lasmiditan in a Phase 3 clinical program for which the primary indication is acute treatment of migraine, with or without aura, in adults.

Clinical Trial Summary.    We have completed four Phase 1 clinical trials and one Phase 2b clinical trial of lasmiditan. These trials included over 478 subjects consisting of both healthy volunteers and migraine patients who received lasmiditan, and investigated the efficacy, tolerability and safety of lasmiditan. Because these trials were conducted outside the United States, we were not required to submit an IND to the FDA for such trials. The table below sets forth information regarding our completed clinical trials of lasmiditan:

Summary of Completed Clinical Trials of Lasmiditan

Clinical Trial	Phase	Lasmiditan Patients	Trial Objectives	Date
Oral Tablet (COL MIG-202)	2b	305	Efficacy and safety of a range of oral doses	2009

Oral Tablet (COL MIG-104)	1	30	Bioavailability under fed/fasted conditions	2015

Oral Tablet (COL MIG-105)	1	55	Thorough QT Study	2011

Oral Solution and Oral Tablet (COL MIG-103)	1	44	Bioavailability and pharmacokinetics	2008

Oral Solution and Sublingual (COL MIG-102)	1	44	Safety, tolerability and pharmacokinetics	2008

Completed Phase 2b Clinical Trial.    Our completed Phase 2b clinical trial of lasmiditan, COL MIG-202, was a randomized, double-blind, placebo-controlled parallel group dose-ranging study in which we treated patients for a single migraine attack. The trial was conducted at 43 headache centers in Western Europe, including five centers in Belgium, seven centers in Finland, six centers in France, 16 centers in Germany and nine centers in Spain. Because this trial was conducted outside the United States, we were not required to submit an IND to the FDA for such trial.

Our Phase 2b clinical trial treated 305 patients with lasmiditan and achieved, with statistical significance, its primary endpoint of headache relief, defined as reducing a moderate or severe headache at baseline to mild or none, two hours after dosing, which is the regulatory time point for efficacy assessment. The table below provides a summary of the key aspects of our completed Phase 2b trial:

Trial Design of Completed Phase 2b Clinical Trial of Lasmiditan

Objectives	Patient Population	Administration	Lasmiditan Doses
Efficacy of headache relief two hours after dosing	391 patients	Treatment of a single migraine with a single dose of lasmiditan or placebo	50, 100, 200, 400 mg
Dose ranging	Patients with 1-8 attacks per month

Headache relief data was subjected to statistical analysis in order to determine the probability, or “p” value, of any differences observed between the lasmiditan treatment groups and placebo occurring by chance. The lower the p value, the greater the probability that any observed difference from placebo is real. A p value is declared statistically significant if it is less than or equal to 0.05, meaning that there is less than a 5% chance that the differences observed could have been due to chance. There was a statistically significant difference from placebo for all lasmiditan dose groups (50 mg, 100 mg, 200 mg and 400 mg). Headache relief was observed in 64% of patients receiving a 100 mg oral dose of lasmiditan and in 51% of patients receiving a 200 mg oral dose of lasmiditan as compared to 26% of patients receiving placebo (see Figure 2 below).

Figure 2. Headache Relief with Lasmiditan Compared to Placebo

*p < 0.05 compared with placebo (PBO)

Bars indicate 95% confidence intervals

Number of patients in each group is shown inside the bars

In addition to our primary endpoint of headache relief, a secondary endpoint in this trial was freedom from headache pain two hours after dosing, which is a more rigorous endpoint. We achieved this endpoint with statistical significance and a dose response was observed in 14% of patients receiving a 100 mg oral dose of lasmiditan and in 19% of patients receiving a 200 mg oral dose of lasmiditan, compared to 7% of patients in the placebo group. A dose response was observed across all doses (see Figure 3 below).

Figure 3. Headache Pain Freedom with Lasmiditan Compared to Placebo

*p < 0.05 compared with placebo

Differences from placebo were analyzed using the Pearson’s x2 test, which is a statistical test applied to sets of data to evaluate how likely it is that any observed difference between the sets arose by chance. The following p values at each dosage level were obtained:

Lasmiditan Dose	Time After Treatment (hours)
	0.5	1	1.5	2	3	4
50 mg	0.15	0.30	0.09	0.18	0.051	0.0361
100 mg	>0.30	0.17	0.0147	0.19	0.0079	0.0036
200 mg	>0.30	0.06	0.0035	0.032	0.0034	0.001
400 mg	0.27	0.06	0.0014	0.0007	<0.0001	<0.0001

In our Phase 2b clinical trial, lasmiditan also achieved the secondary endpoints of the absence of nausea, sensitivity to light and sensitivity to sound two hours after dosing. Dizziness and fatigue were the most common dose-related adverse events, especially at 200 mg and 400 mg dosage levels. No drug-related adverse effects on patients’ vital signs, hematology, clinical chemistry or electrocardiogram, or ECG, were reported during this trial.

Efficacy.    The table below provides a summary of key results of our completed Phase 2b clinical trial of lasmiditan:

Key Results of Phase 2b Clinical Trial of Lasmiditan

Efficacy	Clinical Results
Primary Efficacy	Primary Endpoint
Headache relief two hours after dosing	A higher proportion of patients experienced a headache relief in all lasmiditan groups (43.0% at 50 mg, 64% at 100 mg, 51% at 200 mg, and 65% at 400 mg) compared to the placebo group (26%)
Secondary Efficacy	Secondary Endpoints

Headache free two hours after dosing	A higher proportion of patients experienced headache freedom in all lasmiditan groups (13.6% at 50 mg, 13.9% at 100 mg, 18.8% at 200 mg, and 27.9% at 400 mg) compared to the placebo group (7.4%)

Free of nausea, vomiting, sensitivity to sound and sensitivity to light	A higher proportion of lasmiditan patients were free of the associated symptoms as compared to the placebo group

Patient global impression two hours after dosing	Patient global impression (feeling much/very much better) improved in the lasmiditan groups (22.8% to 35.8%) compared to the placebo group (16.0%)

Comparison of Our Phase 2b Clinical Trial Results to Published Triptan Trials.    While we have not conducted head-to-head clinical trials comparing lasmiditan to triptans, results from our Phase 2b clinical trial as measured by headache response at two hours was similar to results from published triptan trials as reported in a meta-analysis conducted by Michel D. Ferrari, M.D. in 2002. In our Phase 2b clinical trial, lasmiditan 100 mg achieved a headache response two hours after dosing in 64.2% of patients, which compares similarly to the mean headache response two hours after dosing for all triptans in approximately 60% of patients reported in the meta-analysis. Moreover, the placebo showed a lesser headache response rate at two hours after dosing of lasmiditan 100 mg in 38.3% of patients, which compares similarly to the mean placebo subtracted headache response two hours after dosing for all triptans in approximately 35% of patients reported in the meta-analysis.

Safety.    A total of 680 adverse events were reported by 266 of 391 patients, or 68%. The proportion of patients reporting at least one treatment-emergent adverse event was higher in the lasmiditan groups, between 65% to 85%, than in the placebo group at 22%. Within the lasmiditan groups, the proportion of patients that reported at least one treatment-emergent adverse event was lowest in the 50 mg group compared to other dose groups and was highest in the 200 mg and 400 mg lasmiditan groups. One serious adverse event of dizziness was experienced by a 46 year-old female in the 200 mg lasmiditan group. The event was considered to be of moderate intensity, possibly related to lasmiditan and resolved without recurrence. Specifically, the patient reported moderate dizziness and generalized weakness 30 minutes after taking lasmiditan and because this event led to an overnight hospital admission, it was classified as serious. An ECG performed two hours after dosing was similar to her ECG results recorded at the screening visit to enroll in the study. An ECG performed on the subject five hours after dosing recorded a heart rate of 41 beats per minute and sinus bradycardia, but no other abnormalities. The patient fully recovered by the next day. The table below sets forth further details regarding adverse events in our completed Phase 2b trial:

Overview of Adverse Events

(Analysis Set for 391 Patients)

Lasmiditan
	Placebo	50 mg	100 mg	200 mg	400 mg
Patients with adverse events	27 (31.4%)	56 (68.3%)	60 (73.2%)	62 (87.3%)	61 (87.1%)
Patients with treatment-emergent adverse events	19 (22.1%)	53 (64.6%)	59 (72.0%)	61 (85.5%)	59 (84.3%)
Patients with serious adverse events	—	—	—	1 (1.4%)	—

The most frequently reported adverse events in all lasmiditan groups were dizziness and fatigue, while these adverse events were reported by only one or two patients in the placebo group. The majority of events of dizziness and fatigue were treatment-emergent. The most commonly reported treatment-emergent adverse events with a total incidence in at least 5% of patients in the trial are set forth in the table below:

Patients with Most Commonly Reported Treatment-Emergent Adverse Events

(Analysis Set for 391 Patients)

Lasmiditan
	Placebo (86 patients)	50 mg (82 patients)	100 mg (82 patients)	200 mg (71 patients)	400 mg (70 patients)
Dizziness	1 (1.2%)	19 (23.2%)	23 (28.0%)	27 (38.0%)	26 (37.1%)
Fatigue	2 (2.3%)	10 (12.2%)	17 (20.7%)	15 (21.1%)	17 (24.3%)
Vertigo	1 (1.2%)	8 (9.8%)	12 (14.6%)	12 (16.9%)	17 (24.3%)
Somnolence	2 (2.3%)	8 (9.8%)	10 (12.2%)	8 (11.3%)	8 (11.4%)
Paresthesia	2 (2.3%)	2 (2.4%)	9 (11.0%)	12 (16.9%)	14 (20.0%)
Sensation of Heaviness	1 (1.2%)	4 (4.9%)	4 (4.9%)	7 (9.9%)	5 (7.1%)
Nausea	—	4 (4.9%)	9 (11.0%)	3 (4.2%)	5 (7.1%)

Comparison of Lasmiditan’s Side Effect Profile with Triptan Chest Symptoms.    Common side effects of triptans are chest symptoms that were initially reported in 24% of patients taking oral triptans and 41% of patients taking subcutaneous sumatriptan. These triptan chest symptoms have been described as chest pressure similar to an inner tube being inflated around the patient’s chest. These symptoms, which sometimes resemble pectoral angina, are confounding for prescribing physicians and patients because they may be unable to diagnose whether or not the patient is suffering a non-life threatening side effect of the triptan or a serious cardiovascular event. Subsequent reports showed that rates fell as patients became more familiar with the new drug class. Consistent with its distinct mechanism of action, we believe that lasmiditan will not be associated with clinically significant chest symptoms, whose resemblance to angina raises a potential safety concern for triptans. While we have not conducted head-to-head clinical trials comparing lasmiditan to triptans, in our Phase 2b clinical trial, there was no pattern of triptan-like chest symptoms attributable to increasing doses of lasmiditan. Seven out of 391 patients, or 1.8%, reported chest symptoms in the safety population, and these were similarly distributed across all study groups (one received placebo, two received 50 mg of lasmiditan, two received 100 mg of lasmiditan, one received 200 mg of lasmiditan, and one received 400 mg of lasmiditan).

Comparison of Lasmiditan’s Side Effect Profile with CNS Acting Drugs.    Based upon statements from our principal investigators and key opinion leaders, when considered with the favorable patient global impression of change in our Phase 2b clinical trial, we believe that the side effects observed after treatment with lasmiditan are not concerning for physicians or patients with respect to safety. The majority of lasmiditan adverse events were CNS-related, such as dizziness and fatigue. While we have not conducted head-to-head clinical trials comparing lasmiditan to triptans, triptan CNS-related adverse events are dose-related and typically seen at a lower rate, consistent with their relatively poor CNS penetration. In a dose-ranging study with rizatriptan, a more permeable triptan, supratherapeutic doses of 20 or 40 mg caused dizziness in as high as 30 to 36% of subjects, which decreased to 8% after a therapeutic dose of 10 mg. Our two pivotal Phase 3 clinical trials will provide additional data as to lasmiditan’s adverse event profile. We will conduct a study to examine driving performance and, depending on results, the product labeling may include a warning against operating heavy machinery after taking lasmiditan. However, dizziness and fatigue often accompany a migraine attack and the lifetime prevalence of dizziness is higher in migraine patients than the general population. Physicians and migraine patients are familiar with how to manage these symptoms. Topamax (topiramate), the leading preventative treatment for migraine, is used on a daily basis and has published dizziness rates in controlled trials of up to 32%. Before becoming generic, sales for Topamax reached $1 billion annually for the prevention of migraine alone. Many drugs, including other CNS active agents, are associated with CNS-related adverse events. The majority of patients taking antidepressants experience side effects and most usually subside on their own over time. A review of 31 randomized controlled trials of opioids for neuropathic pain reported that 22% of patients treated with opioids experienced dizziness as compared to 8% of patients receiving placebo. Lyrica is a product used primarily for fibromyalgia and in the Lyrica controlled trials, dizziness was experienced by 31% of Lyrica treated patients compared to 9% of placebo-treated patients. GlobalData estimated that, even with these side effects, sales of Lyrica were $4.8 billion in 2013.

Completed Preclinical Studies and Phase 1 Clinical Trials.    We completed pivotal general toxicology and reproductive toxicology studies, which provided favorable margins of safety for lasmiditan and its major human metabolites across various species. Common dose-limiting adverse effects across species were CNS-related clinical signs, such as tremors, ataxia and convulsions. There was no evidence of lasmiditan-related target organ toxicity across species. There was no evidence of genotoxicity in in vitro and in vivo studies.

We plan to commence a two-year carcinogenicity study in rats and dose range finding for a six-month carcinogenicity study in transgenic RasH2 mice (mice with a gene that makes them more susceptible to tumors) in March 2015.

In addition to our preclinical studies, we completed four Phase 1 clinical trials of lasmiditan. Because these trials were conducted outside the United States, we were not required to submit an IND to the FDA for such trials. The primary objectives of these trials were:

•

to characterize the pharmacokinetics, or PK, of lasmiditan and its major human metabolites after single oral administration of escalating doses of an oral solution formulation (COL MIG-102 involving 60 healthy volunteers);

•

to assess the relative oral bioavailability of a tablet formulation of lasmiditan, with the secondary objective of evaluating the safety and tolerability of three dose levels of a tablet formulation of lasmiditan (COL MIG-103 involving 44 healthy volunteers);

•	to assess the bioavailability of lasmiditan 200 mg administered orally as a tablet formulation under fed and fasted conditions (COL MIG-104 involving 30 healthy volunteers); and

•

to determine the effect of lasmiditan given at the intended therapeutic dose and at a supra-therapeutic dose on cardiac de- and re-polarization duration as measured by the QT interval corrected for heart rate by Fridericia’s formula compared to placebo, with secondary objectives to evaluate the effect of lasmiditan on other cardiac safety parameters and to assess the safety and tolerability of single oral doses of 100 and 400 mg lasmiditan (COL MIG-105 involving 56 healthy subjects).

Planned Clinical Trials

The table below provides a summary of the clinical trials we plan to conduct in order to obtain marketing approval:

Planned Clinical Trials of Lasmiditan
Clinical Trial	Projected Lasmiditan Patients	Trial Objective	Expected Trial Initiation	Data Expected
SAMURAI (COL MIG-301)	1,483	• Proportion of patients headache pain free two hours after dosing • Proportion of patients most bothersome associated symptom free two hours after dosing	1Q15	3Q16

Second Phase 3 Pivotal Trial (COL MIG-302)	1,483	• Proportion of patients headache pain free two hours after dosing • Proportion of patients most bothersome associated symptom free two hours after dosing	1H16	2H17

Long-Term Open Label Study (COL MIG-305)	2,200	• Proportion of patients and portion of migraine attacks associated with any adverse event and specific adverse events in three month increments for up to one-year	2H15	Ongoing at NDA

Following completion of our planned pivotal Phase 3 clinical trials of lasmiditan, we expect to submit our NDA for lasmiditan for the acute treatment of migraine. Although lasmiditan is intended for the acute treatment of migraines, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH, requires safety data on at least 300 patients treating a minimum of two migraines per month for six months and 100 patients treating a minimum of two migraines per month for 12 months. We intend to include data in our NDA on at least 1,100 patients who have treated at least two attacks per month for six months, of whom at least 550 have treated at least two attacks per month for 12 months. We expect to treat approximately 22,000 single migraine attacks through our two pivotal Phase 3 clinical trials and one long-term, open label study of lasmiditan, providing for a robust safety database.

SAMURAI.    SAMURAI employs two novel endpoints for the approval of an acute treatment for migraine, and we plan to begin enrolling patients during the first half of 2015. We have entered into an SPA agreement with the FDA, which is an agreement that the protocol design, clinical endpoints and statistical analyses are acceptable to support marketing approval of the product candidate with respect to effectiveness in the indication studied. We do not intend to compare lasmiditan to any approved migraine treatments because the FDA does not require an active comparator to support the development of acute treatments for migraine. Moreover, we intend to develop lasmiditan for the acute treatment of migraine without warnings, precautions and contraindications against its use in patients with cardiovascular risk factors or disease. We do not believe the use of a triptan comparator in this patient population is appropriate because of the warnings and precautions against their use in patients with cardiovascular risk factors or disease. Even though we have an SPA agreement for SAMURAI, there is no guarantee that this study will ultimately be adequate to support an approval of lasmiditan. We believe the minimum acceptable profile needed for lasmiditan to be approved by the FDA will be achieving statistical significance over placebo on the proportion of patients headache pain free two hours after dosing and the proportion of patients most bothersome symptom (nausea, sensitivity to sound or sensitivity to light) free two hours after dosing with at least one dose of lasmiditan. The FDA’s determinations for marketing approval will be made after a complete review of our NDA, which we anticipate will include the results of SAMURAI and our second pivotal Phase 3 study and data from our long-term open label study that we plan to conduct.

SAMURAI is a study of migraine patients treating one attack (see Figure 4 below). The primary efficacy endpoint for SAMURAI will be to evaluate the efficacy two hours after receiving a dose of lasmiditan 100 mg or lasmiditan 200 mg compared to placebo on freedom from migraine headache pain. The key secondary efficacy endpoint will be to evaluate the efficacy two hours after receiving a dose of lasmiditan 100 mg or lasmiditan 200 mg compared to placebo on freedom from the most bothersome symptom associated with migraine, as identified by the individual, from nausea, sensitivity to sound and sensitivity to light. Other secondary endpoints will be used to evaluate the time course and effect of lasmiditan 100 mg and lasmiditan 200 mg on relief of pain, time course of second dose when used for rescue or recurrence of migraine, sustained pain freedom and other endpoints.

The figure below provides details regarding the study schema of SAMURAI:

Figure 4. SAMURAI Study Schema

We estimate that our trial will randomize 1,483 patients to lasmiditan from approximately 70 general practice and neurology study centers in the United States. We expect that enrollment will last approximately twelve months. Individual patients will be randomized into three groups of equal size to receive lasmiditan 100 mg, lasmiditan 200 mg or placebo. Overall, enrollment in SAMURAI will be monitored through weekly tracking as discussed below. Since the eligibility criteria for SAMURAI does not exclude subjects with any of the cardiovascular risk factors (such as increased age, diabetes, hypertension, smoking, obesity, hypercholesterolemia, strong family history of coronary artery disease), we expect SAMURAI will include patients with cardiovascular risk factors. Based on published studies, we estimate that 60% of the patients who receive lasmiditan in SAMURAI will have one or more cardiovascular risk factors and this proportion is representative of migraine patients with cardiovascular risk factors in the overall migraine population. In addition, we estimate that approximately 5% of the patients who receive lasmiditan in SAMURAI will have stable cardiovascular disease. These estimates are based on studies conducted by the AMPP that analyzed symptoms and treatment patterns in a representative sample of the U.S. population, which was not restricted to any subgroups of migraine. These estimates are also based on a study we commissioned to analyze 2009 AMPP survey data with the objective of assessing the prevalence of cardiovascular risk factors and cardiovascular medical history in subjects with migraine.

At the time of onset of a migraine headache and prior to dosing, patients will record the severity of their headache pain, indicate which associated symptoms are present, and choose which of the associated symptoms is the most bothersome symptom at that time of dosing. Two hours later, the patient will evaluate both headache pain and the presence or absence of associated symptoms, including the symptom declared by the patient as the most bothersome associated symptom at the time of dosing. Individual patients are not required to become both headache pain free and most bothersome associated symptom free two hours after dosing. Instead, the success of the trial will be determined by the proportion of patients who are headache pain free two hours after dosing, which is our primary endpoint, and the proportion of patients who are free of their most bothersome symptom associated with migraine two hours after dosing, which is our secondary endpoint. Rescue medication will be allowed for patients who feel they have not achieved sufficient relief after two hours. A second dose of either lasmiditan or placebo will be provided to use if the headache pain does not go away after two hours or if the headache pain reoccurs.

The efficacy endpoints of the proportion of lasmiditan patients pain free and most bothersome associated symptom free will be employed for the first time in our pivotal Phase 3 clinical studies of lasmiditan. These endpoints were the result of negotiations between us and the FDA, as well as the FDA’s movement towards more patient-centric endpoints in clinical trials, and are incorporated in a new FDA guidance for the design of acute migraine trials issued in 2014. Previously, the FDA required four co-primary endpoints of freedom from pain, nausea, sensitivity to sound and sensitivity to light at two hours, which increases study sample size and reduces statistical power. Moreover, not all associated symptoms are present in a migraine attack and accordingly this is an insensitive method by which to discern a treatment effect or dose-response.

During our discussions, the FDA proposed the approach of most bothersome associated symptom, which has been adopted for evaluating other conditions considered multi-symptom complexes, whereby patients would declare which associated symptom was the most bothersome associated symptom, and the key secondary endpoint would be the absence of the most bothersome symptom at two hours after dosing. Because the endpoints of freedom from pain and the most bothersome associated symptom at two hours have not been employed previously in a migraine trial, we ran statistical simulations using the prevalence and combination of associated symptoms and response rates observed in our Phase 2b clinical trial in order to provide conservative estimates of the number of patients needed to show a statistically significant effect of lasmiditan versus placebo in SAMURAI. Based on these simulations, we believe that the sample size of evaluable subjects per dose group in SAMURAI will provide greater than 90% power for pain for both the 100 mg and 200 mg lasmiditan dose groups, greater than 90% power for most bothersome associated symptom for the 100 mg lasmiditan dose group and greater than or equal to 80% power for most bothersome associated symptom in the 200 mg lasmiditan dose group.

Second Pivotal Phase 3 Trial.    We expect to commence a second, confirmatory pivotal Phase 3 clinical trial, or COL MIG-302, in the first half of 2016. We expect that COL MIG-302 will be similar in design to SAMURAI and will enroll a similar patient demographic. We plan to submit a request for an SPA to the FDA during the second half of 2015. We will evaluate the addition of a 50 mg oral dose of lasmiditan cohort to this trial. We expect that the study sites will be located both within and outside the United States.

Long-Term, Open Label Study.    Additionally, we plan to commence a long-term, open label study of lasmiditan, or COL MIG-305, in the second half of 2015. All subjects who complete SAMURAI and COL MIG-302 will be eligible to enroll and participate in this study. Subjects who consent to continue to COL MIG-305 will be randomly assigned in a one-to-one ratio, to receive lasmiditan 100 mg or lasmiditan 200 mg for the first dose and the second dose, if needed for rescue or recurrence of migraine.

Subjects will be asked to treat all migraine attacks with the study drug on an outpatient basis for up to 12 months. Each subject’s study participation will consist of a treatment period of up to 52 weeks during which the subject will treat all migraine attacks with a either lasmiditan 100 mg or lasmiditan 200 mg (with a second dose permitted between two and 24 hours for rescue or recurrence of migraine). During the treatment period, subjects will return to the clinic at one, three, six, nine and 12 months. There will be an early termination visit within 14 days of treatment discontinuation for all subjects that discontinue between scheduled visits.

This study will be an open-label study with no control group. The primary endpoint is the proportion of patients and the proportion of attacks associated with any adverse event and with specific adverse events. Efficacy data will be summarized using descriptive statistics. The proportion of attacks treated with study medication that responds two hours after receiving a dose will be calculated for each three-month period.

COL MIG-305 will enroll subjects that complete our two pivotal Phase 3 clinical studies, SAMURAI and COL MIG-302. The sites will be encouraged to enroll all eligible subjects, and especially subjects with cardiovascular risk factors and disease. Similar to SAMURAI and COL MIG-205, based on published studies, we estimate that 60% of the patients who receive lasmiditan in this study will have one or more cardiovascular risk factors and this proportion is representative of migraine patients with cardiovascular risk factors in the overall migraine population. In addition, we estimate that approximately 5% of the patients who receive lasmiditan in this study will have stable cardiovascular disease. Approximately 20% to 30% of the subjects in this study will be patients who previously received placebo in SAMURAI or COL MIG-302.

We believe these enrollment numbers will provide us with a substantial safety database, which we believe will allow us to meet the ICH requirements of 300 subjects treating at least two attacks per month for six months and 100 subjects treating at least two attacks per month for 12 months. However, in any clinical trial, subjects are free to withdraw at any time and this is to be expected in a year-long study. Taking into consideration that subjects will leave the study within the first few months, we expect that there will be approximately 1,100 subjects being treated for two attacks per month for the first six months of the study and approximately 550 subjects being treated for two attacks per month for 12 months of the study. Accordingly, we estimate that the overall number of single migraine attacks treated during the course of this study will be approximately 19,800.

IV Lasmiditan.    We are developing IV lasmiditan for the acute treatment of headache pain in adults, to be used in emergency rooms and urgent care settings. A significant number of patients seek treatment in an emergency room for an unspecified headache that may or may not be associated with migraine and that IV lasmiditan’s non-vasoconstrictive, non-addicting mechanism of action will be beneficial for these patients. We have completed one Phase 1 clinical trial and one Phase 2 clinical trial of IV lasmiditan, with a total of 600 subjects, consisting of both healthy volunteers and migraine patients who received lasmiditan and were evaluated for the acute treatment of migraine in adults. Because these trials were conducted outside the United States, we were not required to submit an IND to the FDA for such trials.

We believe that IV lasmiditan could be an attractive treatment option for physicians and patients in emergency room and other urgent care settings because it is a non-opioid that provides quick headache relief without evidence of vasoconstrictor risk. Currently, subcutaneous sumatriptan and intravenous DHE are the only parenteral products approved for use in the United States for the acute treatment of migraines in emergency settings, and are both underutilized due to their cardiovascular safety profile. While opioids are the prescribed treatment for over 50% of migraine patients in emergency rooms and urgent care settings, we believe that IV lasmiditan offers significant advantages due to the risk of dependence associated with opioids and the fact that they may increase the risk of relapse, induce MOH and promote chronic migraine.

Clinical Trial Summary.    The table below sets forth information regarding our completed clinical trials of IV lasmiditan:

Summary of Completed Clinical Trials of IV Lasmiditan

Clinical Trial	Phase	Lasmiditan Patients	Trial Objectives	Date
IV Infusion (COL MIG-201)	2	88	Efficacy and safety of a range of intravenous doses	2007

IV Infusion	1	40	Safety, tolerability, and pharmacokinetics	2003

Completed Phase 2 Clinical Trial.    Our Phase 2 clinical trial of IV lasmiditan, COL MIG-201, was a placebo-controlled, group sequential, adaptive treatment assignment study of IV lasmiditan in patients with acute migraine. This trial was conducted at 18 centers in Western Europe, including three centers in Netherlands, five centers in Finland, and 10 centers in Germany. Because this trial was conducted outside the United States, we were not required to submit an IND for such trial. The table below provides an overview of the design of our Phase 2 clinical trial:

Trial Design of Completed Phase 2 Clinical Trial of IV Lasmiditan

Objectives	Patient Population	Administration	Lasmiditan Doses
Efficacy of dose ranging	130 patients	Treatment of a new migraine attack	2.5, 5, 10, 20, 30, 45 mg
Safety and tolerability of a range of doses	Patients with 1-8 attacks per month

Our Phase 2 clinical trial of IV lasmiditan involved treatment of migraine attacks using a sequential adaptive treatment design based on headache relief within two hours of receiving treatment. Eighty-eight patients received IV lasmiditan in doses ranging from 2.5 to 45 mg. A dose-response was observed at two hours after dosing, with 54% of patients achieving headache relief after 10 mg of IV lasmiditan and 75% of patients obtaining headache relief after 45 mg of IV lasmiditan, compared to 45% of patients in the placebo group. No clinically significant abnormalities of heart rate, blood pressure, 12-lead ECG, hematology, biochemistry or urine analysis were reported during this trial.

In our completed Phase 2 clinical trial, IV lasmiditan achieved its primary endpoint of a statistically significant dose response relationship for headache relief two hours after dosing (p=0.0126). This trial was not powered for statistical comparison of individual doses of lasmiditan with placebo. However, numerical superiority of the 20 mg and 30 mg doses of IV lasmiditan was observed over the placebo group (see Figure 5 below). The onset of headache relief was evident within 20 to 40 minutes after dosing. IV lasmiditan doses of 20 mg and 30 mg also achieved the secondary endpoints of numerical superiority in headache relief at various time points, headache freedom, relief from associated symptoms, disability, use of rescue medication, and patient’s global impression as compared with the placebo group. There were also numerical improvements in nausea, sensitivity to sound and sensitivity to light with the 30 mg dose as compared with the placebo group.

Figure 5. Relief of Migraine Headache Pain and Pain Freedom Two Hours after IV Lasmiditan Dose

Dose of IV Lasmiditan (mg)

Numbers in bars are the numbers of patients treated at each dose

Efficacy.    The table below provides a summary of the key results of our completed Phase 2 clinical trial of IV lasmiditan:

Key Results of Phase 2 Clinical Trial of IV Lasmiditan

Efficacy	Clinical Results
Primary Efficacy	Primary Endpoint
Headache response two hours after dosing	A higher proportion of patients showed a headache response at two hours after dosing in the 10, 20, 30, and 45 mg lasmiditan dose groups (54% to 75%) compared to the placebo group (45%)
Secondary Efficacy	Secondary Endpoints

Headache response 10 to 240 minutes after dosing	Headache response at 10 to 240 minutes increased with lasmiditan treatment in a dose-dependent manner

Patient global impressions at two hours after dosing	A positive linear relationship between dose levels of lasmiditan and global impressions was shown

Headache free at 10 to 240 minutes after dosing	The proportion of subjects receiving 20, 30 and 45 mg lasmiditan that were headache free after dosing was numerically higher than placebo

Incidence of nausea, vomiting, sensitivity to sound and sensitivity to light at 0 to 240 minutes after dosing	Numerical improvement was shown at the 30 mg dose of lasmiditan

Safety.    No serious adverse events were reported and no patients were withdrawn due to an adverse event. A total of 165 treatment-emergent adverse events were reported by 75 of 130 patients (58%), with 57 of 88 patients (65%) in the IV lasmiditan group reporting 122 treatment-emergent adverse events and 18 of 42 (43%) patients in the placebo group reporting 43 adverse events. The incidence and frequency of treatment-emergent adverse events was greater in the IV lasmiditan group than in the placebo group. The table below sets forth further details regarding adverse events in our completed Phase 2 trial:

Overview of Adverse Events

(Safety Analysis Set for 130 Patients)

		IV Lasmiditan
	Placebo (42 patients)	2.5 mg (4 patients)	5 mg (12 patients)	10 mg (24 patients)	20 mg (28 patients)	30 mg (16 patients)	45 mg (4 patients)	Total IV lasmiditan (88 patients)
Number of adverse events	43	3	3	3	48	33	5	122
Patients with adverse events	18 (42.9%)	2 (50.0%)	3 (25.0%)	17 (70.8%)	19 (67.9%)	13 (81.3%)	3 (75.0%)	57 (64.8%)

The most common adverse events were dizziness, paresthesia (tingling sensation) and fatigue. Paresthesia showed a dose response relationship. Sensation of heaviness and fatigue also appeared to be dose-related. The incidence and frequency of treatment-emergent adverse events was greater in the IV lasmiditan group than in the placebo group and the incidence of adverse events with a possible relationship to the study medication was greater in the IV lasmiditan group (74%) than in the placebo group (23%). The most commonly reported adverse events with a total incidence in at least 5% of patients in the trial are set forth in the table below:

Patients with Most Commonly Reported Adverse Events

(Safety Analysis Set for 130 Patients)

IV Lasmiditan
	Placebo (42 patients)	2.5 mg (4 patients)	5 mg (12 patients)	10 mg (24 patients)	20 mg (28 patients)	30 mg (16 patients)	45 mg (4 patients)	Total IV lasmiditan (88 patients)
Dizziness	6 (14.3%)	2 (50.0%)	1 (8.3%)	8 (33.3%)	7 (25.0%)	3 (18.8%)	1 (25.0%)	22 (25.0%)
Paresthesia	-	-	-	5 (20.8%)	8 (28.8%)	7 (43.8%)	1 (25.0%)	21 (23.9%)
Fatigue	4 (9.5%)	-	1 (8.3%)	1 (4.2%)	5 (17.9%)	3 (18.8%)	-	10 (11.4%)
Sensation of Heaviness	-	-	-	2 (8.3%)	3 (10.7%)	4 (25.0%)	-	9 (10.2%)
Feeling of Relaxation	-	-	-	-	2 (7.1%)	3 (18.8%)	-	5 (5.7%)

Completed Preclinical Studies and Phase 1 Clinical Trials.    Intravenous toxicology studies that define the in vivo systemic response to IV lasmiditan were conducted. These studies ranged in time from one day (single dose) to 14 days in two species. Common dose-limiting adverse effects across species after 20 minute intravenous infusions were CNS-related clinical signs (tremors, ataxia, and convulsions). There was no evidence of lasmiditan-related target organ toxicity across species, and no evidence of mutagenicity or teratogenicity in genotoxicity or developmental and reproductive toxicology studies in two species. Toxicokinetic data from the definitive 14-day animal intravenous toxicology studies, as well as the exposures obtained in pivotal oral toxicology studies conducted by us, provide robust margins of exposure for the acute intravenous treatment of headache.

A Phase 1 clinical trial of IV lasmiditan (then known as LY573144) was also conducted. This Phase 1 clinical trial evaluated the pharmacokinetics, metabolism and safety of increasing intravenous doses of IV lasmiditan infused over 20 or 60 minutes. Intravenous infusion of lasmiditan in healthy subjects produced a small dose-related decrease in heart rate and increase in blood pressure that was not considered clinically relevant. Most reported adverse events were mild in intensity at all dose levels but there was a dose-related increase in the number of moderate adverse events. Subjects who received the highest doses reported somnolence, paresthesia, dizziness, and hot flushes. Because this trial was conducted outside the United States, we were not required to submit an IND to the FDA.

Planned Clinical Trials.    We plan to submit an SPA request for a pivotal Phase 3 clinical trial during the second half of 2015 and will simultaneously file an IND with the FDA because prior clinical studies were conducted in Europe. The SPA request will propose a single primary endpoint of headache pain relief. We will include the intravenous toxicology and reproductive toxicology studies performed using the IV route and we expect to be allowed to bridge the significant nonclinical data from the IND for lasmiditan to the IND for IV lasmiditan. We plan to commence a pivotal Phase 3 clinical trial for IV lasmiditan after we enter into an SPA agreement with the FDA, if obtained. The pivotal Phase 3 clinical trial for IV lasmiditan will be a four-arm study: two active doses of IV lasmiditan, one “placebo-like” dose of IV lasmiditan and one active comparator. We expect this trial will enroll approximately 600 patients who present to an emergency room or other urgent care setting with headache pain.

Reimbursement in Migraine Market

We have commissioned third-party primary market research to understand how lasmiditan will be evaluated by U.S. managed care organizations and pharmacy benefit managers, commonly referred to as “payors.” This work, a representative sampling of the U.S. payor system, included interviews with 14 medical directors and pharmacy personnel from payor organizations representing more than 111 million covered lives. Respondents were generally aware of the limitations of existing therapies, including the warnings and precautions limiting triptan use in migraine patients with cardiovascular factors or disease. They indicated that there were a substantial number of migraine patients within their respective payor programs who were not able to take triptans either because of cardiovascular risk or because of prior dissatisfaction with triptan therapy,

Approximately 70% of surveyed respondents reacted favorably to the efficacy, safety, and tolerability profile of lasmiditan observed in completed clinical trials. Respondents recognized the potential of a non-vasoconstrictive drug for the at-risk patient population with cardiovascular risk factors. They also identified the potential for significant cost savings to their respective payor programs for a product with the potential to treat patients who do not respond to other therapies. Many respondents indicated that these patients either are untreated or treated off-label with opioids.

Respondents indicated that a new mechanism of action to treat migraine patients within their respective payor programs could decrease emergency room visits by migraine patients, which can cost the payor over $10,000 per visit. Reasons for emergency room visits include a lack of response to acute treatment of migraine. We believe lasmiditan has the potential to decrease the use of opioids for headache by offering a fast-acting, non-addictive, non-vasoconstrictive parenteral formulation for the treatment of headache in the emergency setting in addition to its potential to address the needs of patients who do not respond well to current therapy an on outpatient basis.

Third-party research indicates that most payors will rely on physician judgment to identify the appropriate patients for treatment with lasmiditan. We do not expect these payors to initiate active controls such as step edits or prior authorizations, which may limit product usage. Because of the availability of generic triptans, we expect that, if approved, lasmiditan would be included on most formularies as a “tier 3 product” and would be subject to prescription size and quantity limits similar to those for triptans. We cannot be certain, however, that payors will cover and reimburse lasmiditan, if approved, and if coverage is available, whether they will require step edits, prior authorizations or other approvals before payment is authorized.

Sales, Marketing and Distribution

We do not have a sales, marketing or drug distribution infrastructure. We retain exclusive rights to lasmiditan and IV lasmiditan in all major markets. We have entered into a distribution and supply agreement for lasmiditan that covers South Korea, Taiwan, Singapore, Malaysia, Indonesia, Philippines, Thailand, Myanmar and Vietnam. We generally expect to retain commercial rights in the United States for lasmiditan. If we receive regulatory approval from the FDA for lasmiditan, we plan to commercialize lasmiditan in the United States by building our own focused, specialized sales force of approximately 200 sales representatives to target approximately 15,000 neurologists, 1,500 headache specialists and the top 10% of primary care and women’s health physicians, which we believe will cover physicians who together treat approximately 50% of migraine attacks. We also expect that we will require additional infrastructure and support staff to aid in our commercialization efforts. We intend to evaluate the need for additional physician reach to maximize sales of our product candidates. We expect to commercialize IV lasmiditan, if approved, through a collaboration and secure IV lasmiditan on hospital and urgent care formularies and support the subsequent launch of IV lasmiditan in the emergency room and other urgent care settings.

We intend to control global development of lasmiditan and IV lasmiditan while collaborating with third parties who have expertise and resources to drive the development and commercialization outside of the United States. We expect to enter into additional arrangements with third parties for the development and commercialization of lasmiditan and IV lasmiditan if regulatory approval is received.

Manufacturing

We currently contract with third parties for the manufacture, testing and storage of our product candidates and intend to continue to do so in the future. We do not own and have no plans to build our own manufacturing capabilities for clinical or commercial supply. Because we rely on contract manufacturers, we employ personnel with extensive technical, manufacturing, analytical and quality experience to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for our regulatory submissions.

Lasmiditan is manufactured through a straightforward six-step synthesis using widely applied production unit operations. The manufacture of lasmiditan could be undertaken by numerous commercial API CMOs. It is a very stable chemical, with no degradation detected after long-term storage for many years, and no special handling or storage conditions required.

Competition

Acute Treatments.    We believe lasmiditan is the only NCE in active clinical development for the acute treatment of migraine.

Products that are currently used for the acute treatment of migraine and headache pain include the following:

•

Triptans.    This drug class is the current standard of care for the acute treatment of migraine, which includes sumatriptan, zolmitriptan, rizatriptan, naratriptan, eletriptan, and frovatriptan and the entire class will be generic by the time we expect to launch lasmiditan. Additional formulations of sumatriptan and rizatriptan are in development and, if approved, are expected to compete for market share as branded generic products by the time we have launched the commercialization of lasmiditan. The most advanced formulations include Teva’s Zecuity, Avanir’s AVP-825, and RedHill/IntelGenx’s oral thin film formulation of rizatriptan. Teva’s Zecuity is a transdermal iontophoretic sumatriptan patch. Avanir’s AVP-825 is a fast acting dry powder nasal delivery formulation of sumatriptan, which is expected to launch during 2015. RedHill/IntelGenx’s oral thin film formulation of rizatriptan for the acute treatment of migraines is currently under review by the FDA. All of these products are expected to have precautions and warnings for patients with cardiovascular risk factors or disease.

•

Dihydroergotamine.    The ergotamine drug class has largely been replaced by the triptans. However, an orally inhaled formulation of this drug is currently under development and may be a potential competitor as a branded generic product called Semprana, under development by Actavis, and is expected to launch during the first half of 2016. This drug class is also associated with contraindications, precautions and warnings with cardiovascular risk factors or disease.

•	NSAIDs/Aspirin/Acetaminophen. These agents are generally used for less severe migraine attacks and are available as over-the-counter medications, as well as by prescription.

•

Opioids, Barbiturates and Combination Products.    These products are mainly used for rescue therapy or treatment in emergency rooms and other urgent care settings, but have not been approved for the acute treatment of migraine.

Preventative Treatments.    Patients with significant disability or frequent migraine headaches, such as chronic migraine patients, who are those having a migraine attack 15 or more days per month, may also use a preventative agent in an attempt to decrease the frequency and/or severity of migraine symptoms. Despite preventative treatments, most patients continue to develop migraine headaches and still require acute therapy. It is estimated that there are approximately 3 million patients who suffer from chronic migraine in the United States alone.

There are currently five approved therapies for the preventative treatment of migraine. Botox is the only product that has been approved for the prevention of chronic migraine. In those patients who do not qualify as having chronic migraine, but still have significant disability due to migraine, there are four products approved for use: topiramate and valproic acid, both anticonvulsant medicines, and propranolol and timolol, both beta-blockers.

There has been significant clinical activity for the development of antibodies targeting calcitonin gene-related peptide, or CGRP. It is believed that by directly targeting the CGRP neuropeptide with an antibody, or alternatively targeting its ligand, the incidence of migraine attacks can be reduced. By minimizing the bioavailability of CGRP or its ligand, CGRP-evoked dilatation of the cranial vessels can be reduced. The primary endpoint of clinical studies of these antibodies has been a reduction in the number of headache days per month in chronic migraine patients. The following companies are developing anti-CGRP antibodies for preventative treatment of chronic migraine: Amgen (AMG 334), Alder BioPharmaceuticals (ALD403), Eli Lilly (LY2951742) and Teva Pharmaceuticals (LBR-101).

While approved therapies have demonstrated a reduction in the number of headache days per month in controlled clinical studies, they do not eliminate headaches. Chronic migraine patients still experience episodic migraine attacks requiring acute treatment. We anticipate that even if anti-CGRP antibodies are approved for the preventative treatment of chronic migraine, these migraine patients will still have multiple episodic migraine attacks per month requiring acute treatment such as lasmiditan.

Intellectual Property and Proprietary Rights

Patents. We own or have exclusive rights to a significant patent portfolio related to the manufacture, sale and use of lasmiditan and IV lasmiditan. One portion of our portfolio is in-licensed from Eli Lilly and Company, or Eli Lilly, (see below for a description of the material terms), and the other portion is owned by us, through work-for-hire and through the activities of our employee inventors. The table below presents a brief summary of our patent portfolio directed to lasmiditan.

Key Intellectual Property

Patent, Publication, or Application No.	Jurisdictions	Expiration Date
CoLucid Family CLD 01 (Pyridinoylpiperidines as 5-HT1F Agonists)
Patent No. 7,423,050	United States	April 6, 2025

Patent No. 8,044,207	United States	March 30, 2025

Patent No. 8,748,459	United States	March 27, 2023

Pub. No. WO/2003/084949	Not applicable	Not applicable

App. No. 14/296,911	United States	Pending

Patent No. AR039150B1	Argentina	March 26, 2023

Patent No. 2003224719	Australia	March 27, 2023

Patent No. 2478229	Canada	March 27, 2023

Patent No. 2694410	Canada	March 27, 2023

Patent No. 44199	Chile	March 27, 2023

Patent No. ZL03807363.3	China	March 27, 2023

Patent No. 565	Colombia	March 27, 2023

Patent No. 2729	Costa Rica	March 29, 2022

Patent No. 3826	Algeria	March 27, 2023

Patent No. 25226	Egypt	March 26, 2023

Patent No. P20040883	Croatia	March 27, 2023

Patent No. 0021158	Indonesia	March 27, 2023

Patent No. 163928	Israel	March 27, 2023

Patent No. 238831	India	March 27, 2023

Patent No. 4493345	Japan	March 27, 2023

Patent No. 10-0985995	Republic of Korea	March 27, 2023

Patent No. MY-134666-A	Malaysia	March 27, 2023

Patent No. 247752	Mexico	March 27, 2023

Patent No. 15220	Nigeria	March 27, 2023

Patent No. 330394	Norway	March 27, 2023

Patent No. 534952	New Zealand	March 27, 2023

Patent No. 4937	Peru	March 25, 2023

Patent, Publication, or Application No.	Jurisdictions	Expiration Date

Patent No. 1-2004-501520	Philippines	March 27, 2023

Patent No. 140189	Pakistan	March 29, 2023

Patent No. 140193	Pakistan	March 29, 2023

Patent No. 140195	Pakistan	March 29, 2023

Patent No. 210019	Poland	March 27, 2023

Patent No. 106451	Singapore	March 27, 2023

App. No. E1691-2003	El Salvador	Pending

Pub. No. 66841	Thailand	Pending

I263497	Taiwan	March 27, 2023

Patent No. 77504	Ukraine	March 27, 2023

Pub. No. 2003-000468	Venezuela	Pending

Patent No. 2004/07666	South Africa	March 27, 2023

Eurasian Patent No. 007966	Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyz Republic, Moldova, Russia, Tajikistan, Turkmenistan	March 27, 2023

European Patent No. 1 492 786	Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Romania, Slovakia, Spain, Sweden, Switzerland, Turkey (200607295T4), United Kingdom, Hong Kong (reg HK1073464)	March 27, 2023
CoLucid Family CLD 02 (Compositions and Methods of Synthesis of Pyridinoylpiperidine 5-HT1F Agonists)
Patent No. 8,697,876	United States	March 31, 2031
CoLucid Family CLD 03 (Composition of 2,4,6-Trifluoro-N-[6-(-1-methyl-piperidin-4-carbonyl)-pyridin-2-yl]-benzamide)
Pub. No. 2010-0256187A1	United States	Pending

App. No. 2010/232497	Australia	Pending

App No. 2757019	Canada	Pending

Pub. No. 102753171	China	Pending

Pub. No. 2413933	Europe	Pending

Pub. No. 1177139A	Hong Kong	Pending

App. No. 4453/KOLNP/2011	India	Pending

App. No. 215483	Israel	Pending

Pub. No. 2012-522805	Japan	Pending

Patent, Publication, or Application No.	Jurisdictions	Expiration Date

App. No. 10-2011-7026185	Republic of Korea	Pending

Patent No. 313228	Mexico	April 2, 2030

Patent No. 596161	New Zealand	April 2, 2030

App. No. 1-2011-501972	Philippines	Pending

App. No. 2011/501972	South Africa	Pending

Pub. No. WO 2010/115125	Not applicable	Not applicable

In the United States, patent term adjustment, due to delays in the patent office, has adjusted the term of our issued U.S. patent, including composition of matter, from March 2023 to March 2025. We intend to apply the Hatch-Waxman Act patent extension provisions to the end of the term of this issued patent, which, if accepted, could extend the term of our composition of matter patent in the United States up to an additional five years into 2030. However, we also have pending patent applications in our portfolio that, if they were to issue in the United States, we would also have the alternative option to apply the term extension under Hatch-Waxman to such a patent, thereby potentially extending patent-based exclusivity in the United States into 2033, based on anticipated FDA approval of lasmiditan in early 2019. Outside of the United States, based on already-issued patents in several major countries, we expect to have commercial exclusivity for lasmiditan in such countries through at least March 2023, and which patent term may be eligible for extension for up to an additional five years in most countries according to their respective exclusivity statutes. Additionally, if pending patent applications in our portfolio were to issue in such countries outside of the United States, we expect our patent-based commercial exclusivity to extend into 2030 in the major markets of the world outside of the United States.

Strategic Relationships

Eli Lilly and Company.    On February 10, 2015, we entered into an amended and restated development and license agreement with Eli Lilly, which consolidated a number of amendments to our original development and license agreement with Eli Lilly dated December 16, 2005. Pursuant to such agreement, we hold a worldwide license, with the right to grant sublicenses, under certain patents and know-how owned or controlled by Eli Lilly for lasmiditan for all human health purposes. The license is exclusive except that Eli Lilly has retained the right to conduct research on lasmiditan and products containing lasmiditan for internal research purposes only. The term of the agreement will expire on a country-by-country basis upon expiration of our royalty obligations in such country, which occurs on the later of the tenth anniversary of the first commercial sale in such country or the expiration of the last-to-expire licensed patent in such country. Upon expiration of royalty payment provisions in a given country, we will have a fully paid up, perpetual, irrevocable know-how license in such country, unless the agreement is terminated earlier.

Eli Lilly may terminate the agreement for uncured material breach, in whole or on a country-by-country basis. Eli Lilly may also terminate the agreement upon a change of control of our company, unless the new owner agrees to be bound by the terms and conditions of the agreement. Either party may terminate the agreement upon written notice in the event of bankruptcy. We have the right to terminate in the case of material breach by Eli Lilly or if we believe it would be commercially unreasonable to continue to develop lasmiditan.

Under the agreement, we are also responsible for and have control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling lasmiditan under the agreement. In the event we decide to allow any licensed patent to lapse, Eli Lilly may assume the responsibility for the patent and we will surrender our rights in the relevant affected countries. We have the first right (but not the obligation) to enforce these patent rights, and Eli Lilly has agreed to cooperate and assist us in matters regarding infringement as well as patent term extensions and certifications.

During the term of the agreement, we are required to use reasonable commercial efforts to develop and obtain marketing approvals for selling products containing lasmiditan in all major markets, which include Japan, France, Germany, Italy, Spain, the United Kingdom and the United States. If we obtain marketing approval for one of our product candidates containing lasmiditan, we are required to use reasonable commercial efforts to commercialize the product in that country. If we do not satisfy this obligation, Eli Lilly may terminate our agreement.

Upon execution of this agreement, we paid an upfront license fee to Eli Lilly in the amount of $1 million and issued to Eli Lilly shares of our common stock. Upon achievement of certain regulatory and/or sales milestones with respect to products containing lasmiditan, we will be obligated to make future payments to Eli Lilly of up to $32 million for the first indication and up to $3 million for each subsequent indication. In addition, we will be obligated to pay Eli Lilly royalties of between 8% and 11% (subject to downward adjustment in certain circumstances) on net sales of products containing lasmiditan. None of our upfront or milestone payments are creditable against our royalty obligations.

Ildong Pharmaceutical Co., Ltd.    On October 23, 2013, we entered into a distribution and supply agreement with Ildong Pharmaceutical Co., Ltd., or Ildong, for the distribution of lasmiditan in South Korea, Taiwan, Singapore, Malaysia, Indonesia, Philippines, Thailand, Myanmar and Vietnam, which we refer to as the territory. During the term of the agreement, we must use commercially reasonable efforts to supply Ildong with the amount of lasmiditan that it requires. Under the terms of the agreement, we received an upfront payment of $1.5 million and have the potential to receive aggregate potential future milestone payments of up to $3.5 million in exchange for supplying product and granting Ildong exclusive rights to develop and commercialize lasmiditan in the territory. Ildong will be responsible for the costs and activities related to development and regulatory approvals in the territory and will also participate in key registration trials as part of the global development plan under the agreement. The agreement terminates upon the later of the expiration of our patents in the territory or 15 years after the first commercialization of lasmiditan, and is subject to certain renewal rights. The agreement may be terminated by mutual agreement or by either party in the case of uncured material breach or bankruptcy. We have the right to terminate if Ildong challenges any of our patents or fails to adequately commercialize lasmiditan in the territory.

PCAS Group.    In mid-2014, we transferred the manufacturing of lasmiditan to PCAS Group, or PCAS, a French company. PCAS will manufacture the product at its sites in Limay, France and Couterne, France. We are continuously working with PCAS to optimize the manufacturing process for lasmiditan, with a focus on improving yield and reducing the overall cost of goods. Under our master services agreement with PCAS, we enter into work orders from time to time, with the applicable project specifications and pricing included therein. This arrangement gives us the flexibility to have product manufactured as needed. Our master services agreement will remain in effect through July 2019, though we retain the right to terminate this agreement at any time by providing 30 days’ prior written notice to PCAS.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, quality control, manufacture, packaging, storage, recordkeeping, approval, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects.

U.S. Drug Approval Process.    In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or FFDCA, and the FDA’s implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s current good laboratory practice, or cGLP, regulations;

•	submission to the FDA of an IND which must become effective before clinical trials in the United States may begin;

•	approval by an IRB at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication in accordance with the FDA’s current Good Clinical Practice, or cGCP, regulations;

•	submission to the FDA of an NDA;

•	satisfactory completion of a potential review by an FDA advisory committee, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with FDA’s current Good Manufacturing Practices, cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies.    Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical trial protocol, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises questions or concerns, including concerns that human research subjects will be exposed to unreasonable health risks, related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials.    Clinical trials involve the administration of the investigational new drug to patients under the supervision of qualified investigators in accordance with cGCP requirements, which include the requirement that all research patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined:

•

Phase 1:    The drug is initially introduced into small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion or, on occasion, in patients with severe problems or life-threatening disease to gain an early indication of its effectiveness.

•

Phase 2:    The drug is administered to a limited patient population to preliminarily evaluate the efficacy of the product for a specific targeted disease, gather additional safety information and to determine dosage tolerance, optimal dosage and method of delivery.

•

Phase 3:    The drug is administered to a larger patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

•

Phase 4:    In some cases, FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug. Such post approval trials are typically referred to as Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious and unexpected adverse reactions occur. Trial sponsors must monitor other information including published as well as unpublished scientific papers, reports from foreign regulatory authorities and reports of foreign commercial marketing experience for the investigational drug and notify the FDA and clinical trial investigators of certain information. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within a specified period, or at all. Furthermore, the FDA may impose a partial or full clinical hold or the sponsor may suspend or terminate a clinical trial or development of an investigational product at any time for a variety of reasons, including a finding that the research patients are being exposed to an unacceptable health risk. Development, or the aspects of development, that are subject to clinical hold may not continue until the sponsor has satisfied FDA requirements for information and has been notified that the hold is being removed. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Nearly all Phase 3 trials and some other trials are overseen by DSMB, a committee of doctors, statisticians, and others who are independent of the clinical trial sponsor. Similar to IRBs, the DSMBs review the progress of a clinical trial and participant safety, but they also review data on the effectiveness of the trial interventions. DSMB members can stop a trial early if safety concerns arise or if they determine that the trial should be stopped due to “futility” meaning that the trial will not be able to answer the question or questions it set out to explore.

Concurrent with clinical trials, companies usually complete additional animal trials and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

The NDA Approval Process.    Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee.

The FDA is required to conduct a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may accept the NDA for filing, potentially refuse to file the NDA due to deficiencies but work with the applicant to rectify the deficiencies (in which case the NDA is filed upon resolution of the deficiencies) or refuse to file the NDA. The FDA must notify the applicant of a refusal to file decision within 60 days after the original receipt date of the application. If the FDA refuses to file the NDA the applicant must resubmit the NDA with the deficiencies addressed. The resubmitted NDA is considered a new application subject to a new ten-month review goal, as described below. If the NDA is resubmitted for the same product (by the same person) a new application fee will not be required. The resubmitted application is also subject to review before the FDA accepts it for filing. Once a submission is accepted for filing, the FDA begins an in-depth substantive review. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of reviewing and acting on 90% of standard non-priority NDA applications within ten months from the filing date of the NDA.

The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for its intended use and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA inspects the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP.

After the FDA evaluates the NDA and conducts its inspections, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. After receiving a Complete Response Letter, the applicant must decide within twelve months (subject to extension), if it wants to resubmit the NDA addressing the deficiencies identified by the FDA in the Complete Response

Letter, withdraw the NDA or request an opportunity for a hearing on the question of whether the FDA has grounds for denying approval of the NDA. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data.

The FDA also may require implementation of a REMS to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The drug testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent marketing approval. The FDA may not grant marketing approval on a timely basis, or at all.

Even if the FDA approves a product, it may limit the approved indications for use for the product. The FDA will typically require that there be included within the approved product labeling information regarding contraindications, warnings or precautions. It may also, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing studies and programs or other information that may become known after approval.

Other Regulatory Requirements.    Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product labeling, such as adding new indications are subject to prior FDA review and approval. There also are continuing, annual fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-approval testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies to determine compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend significant time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences of action by the FDA or related enforcement bodies include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet and social media. A company’s product claims must be consistent with the product label approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, other administrative actions and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drug and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states.

Special Protocol Assessment.    The SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request.

The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory submission for the product candidate with respect to the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA agreement must be clearly documented in an SPA agreement letter or the minutes of a meeting between the sponsor and the FDA.

Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement under the following circumstances:

•

public health concerns emerge that were unrecognized at the time of the protocol assessment, or the director of the review division determines that a substantial scientific issue essential to determining safety or efficacy has been identified after testing has begun;

•	a sponsor fails to follow a protocol that was agreed upon with the FDA; or

•	the relevant data, assumptions, or information provided by the sponsor in a request for an SPA agreement change, are found to be false statements or misstatements, or are found to omit relevant facts.

A documented SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

Hatch-Waxman Exclusivity.    Market exclusivity provisions under the FFDCA can delay the submission or the approval of certain applications for products containing the same activity moiety. An active moiety is the molecule or ion responsible for the action of the drug substance. A drug is an NCE if the FDA has not previously approved any other 505(b) application containing that active moiety. The FFDCA provides a five-year period of exclusivity within the United States to the first applicant to gain approval of an NDA for an NCE. During the exclusivity period, no person may submit an Abbreviated New Drug Application, or ANDA, or a Section 505(b)(2) NDA for a drug product that contains the same NCE. However, an ANDA or Section 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FFDCA also provides three years of marketing exclusivity for an NDA, Section 505(b)(2) NDA or NDA supplement covering a drug product containing an active moiety that has been previously approved, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application. During this three year exclusivity period, FDA will not make effective the approval of any ANDA or 505(b)(2) application for the same active moiety for the same conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA for the same active moiety. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

New Legislation and Regulations.    From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted or FDA regulations, guidance, policies or interpretations will be changed, or what the impact of such changes, if any, may be.

Pharmaceutical Coverage, Pricing and Reimbursement.    Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain marketing approval. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services and questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products if we receive FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as our drug product candidates and could adversely affect our net revenue and results.

Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on our profitability in placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements for any of our products.

The marketability of any products for which we receive marketing approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, in the United States, the Affordable Care Act contains provisions that have the potential to substantially change healthcare delivery and financing, including impacting the profitability of drugs. For example, the Affordable Care Act revised the methodology by which rebates owed by manufacturers for covered outpatient drugs are calculated under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of covered drugs dispensed to individuals enrolled in Medicaid managed care organizations and subjected manufacturers to new annual fees for certain branded prescription drugs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Law and Regulation.    Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescribing of any product candidates for which we may obtain marketing approval. Our business operations and arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws. These laws may constrain the business or financial arrangements and relationships through which we research, manufacture, market, promote, sell and distribute our products that obtain marketing approval. Restrictions under applicable federal and state healthcare laws, include, but are not limited to, the following:

•

the federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•

the federal false claims laws and civil monetary penalties law impose penalties and provide for civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without proper written authorization;

•

the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologicals and medical supplies to annually report to the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and

•

analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

Foreign Regulation.    In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. The cost of establishing a regulatory compliance system for numerous varying jurisdictions can be very significant. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws

We may be subject to a variety of domestic and foreign anti-corruption laws with respect to our regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act, commonly known as the FCPA, is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). The FCPA also obligates companies with securities listed in the United States to comply with certain accounting provisions. Those provisions require a company such as ours to (i) maintain books and records that accurately and fairly reflect all transactions, expenses, and asset dispositions, and (ii) devise and maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized, executed and recorded. The FCPA is subject to broad interpretation by the U.S. government. The past decade has seen a significant increase in enforcement activity. In addition to the FCPA, there are a number of other federal and state anti-corruption laws to which we may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the United States). Also, a number of the countries in which we conduct activities have their own domestic and international anti-corruption laws, such as the UK Bribery Act 2010. There have been cases where companies have faced multi-jurisdictional liability under the FCPA and the anti-corruption laws of other countries for the same illegal act.

We can be held liable under the FCPA and other anti-corruption laws for the illegal activities of our employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if we did not explicitly authorize such activity. Although we will seek to comply with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. In addition, our directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines, and penalties. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

Employees

As of March 30, 2015, we had a total of five full-time employees, no part-time employees, and 14 consultants or independent contractors working for our company. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced a work stoppage and consider our relations with our employees to be good.

Facilities

Our corporate headquarters is located in Burlington, Massachusetts, where we lease and occupy approximately 600 square feet of office space. The current term of our lease expires on June 30, 2015. We believe that our existing facilities are adequate for our current needs. When our lease expires, we may extend our existing lease or seek additional or alternate space for our operations, and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Thomas P. Mathers	48	Chief Executive Officer and Director
Matthew D. Dallas	39	Chief Financial Officer
Nadia M. Rupniak, Ph.D.	56	Vice President, Research and Development
Bernice Kuca	56	Vice President, Clinical and Regulatory Operations
Linda C. Hogan	63	Vice President, Business Development
Arthur M. Pappas	67	Chairman of the Board
Martin Edwards, M.D., M.B.A.	59	Director
Luc Marengere, Ph.D.	49	Director
Richard J. Markham	64	Director
Jesse I. Treu, Ph.D.	67	Director

The following is a brief description of the education and business experience of our current directors and executive officers:

Thomas P. Mathers has served as our Chief Executive Officer since June 2011. Since January 2015, Mr. Mathers has also served as a member of our board of directors. He also serves as the chairman and Chief Executive Officer of Déclion Holdings LLC, a biotechnology company focused on developing declensional peptides as a platform for the treatment of neurodegenerative diseases, infectious diseases and cancer, and its affiliates and has held these roles since June 2011. Since June 2006, Mr. Mathers has served on the board of directors of the Biotechnology Industry Organization. Until December 2014, Mr. Mathers also served as the interim general manager of CureFAKtor Pharmaceuticals, LLC, a privately held biopharmaceutical company. Previously, Mr. Mathers served as the President and Chief Executive Officer and a director of Peptimmune, Inc., a biotechnology company focused on developing peptides and amino acid copolymers for the treatment of CNS and chronic inflammatory diseases, from November 2003 until June 2011, when the company filed for Chapter 7 bankruptcy. Prior to that, Mr. Mathers was the President and Chief Executive Officer and a director of Cell Based Delivery, Inc., and he was the General Manager and Corporate Vice President of Cardion Pharmaceuticals, Inc. Mr. Mathers also held a variety of positions at Genzyme Corporation, including Vice President, Strategic Development; Senior Director, Cardiovascular Global Marketing; and various marketing management positions. He also served as a director of CureFAKtor Pharmaceuticals, LLC from May 2012 to December 2014. Mr. Mathers served as a captain in the United States Army – Aviation from 1988 through 1991, and he received his bachelor’s degree in engineering from the United States Military Academy, West Point, in 1988. We believe Mr. Mathers is qualified to serve on our board of directors given his extensive executive management experience in the life sciences industry.

Matthew D. Dallas has served as our Chief Financial Officer since February 2015. Previously, Mr. Dallas served as the Vice President of Finance, Treasurer and Acting Principal Accounting Officer from July 2014 to February 2015, Senior Director of Finance from July 2012 to June 2013, Director of Financial Planning and Analysis from July 2012 to June 2013 and Associate Director of Financial Planning and Analysis from March 2011 to June 2012 at AVEO Pharmaceuticals, Inc. (NASDAQ: AVEO), a biotechnology company. From December 2000 to March 2011, Mr. Dallas held a variety of roles at Genzyme Corporation, a global biotechnology company, most recently serving as the Associate Director of Finance. He has also held various positions in finance and accounting at NEN Life Sciences and Kimberly-Clark Corporation. Mr. Dallas received his bachelor’s degree in finance from the University of Tennessee.

Nadia M. Rupniak, Ph.D., has served as our Vice President, Research and Development since July 2008. She joined us in March 2006, and served as the Executive Director of Project Alliance and Management until July 2008. Prior to joining the company, Dr. Rupniak served as the Senior Director of Technology Transfer at Dynogen Pharmaceuticals, Inc., a Clinical Monitor, Clinical Neuroscience, at Merck & Co Inc. (NYSE: MRK), a biopharmaceutical company, and a Distinguished Senior Investigator at Merck Sharp & Dohme, Neuroscience Research Centre. Dr. Rupniak received her Ph.D. in pharmacology in 1984 from the Institute of Psychiatry, University of London. She received her master’s degree in 1983 and her bachelor’s degree in physiology and experimental psychology, each from the University of Oxford.

Bernice Kuca has served as our Vice President, Clinical and Regulatory Operations since July 2011. From March 2009 through July 2011, Ms. Kuca was the Head of Clinical Operations at Peptimmune, Inc., providing clinical operations and strategic program leadership. Prior to that time, Ms. Kuca has served in a variety of clinical director roles at companies including Sepracor, Inc., Idenix Pharmaceuticals, Inc., Ziopharm Oncology, Inc. (NASDAQ: ZIOP), and Oscient Pharmaceuticals Corporation. In addition to her professional experience, Ms. Kuca currently serves on the volunteer board of directors of CAN DO MS, a non-profit organization. Ms. Kuca received her bachelor’s degree in biology from the State University of New York at Buffalo, her master’s degree in applied anatomy and physiology from Boston University, and a graduate certificate of special studies in administration and management from Harvard University Extension School.

Linda C. Hogan has served as our Vice President of Business Development since September 2008. Since December 2006, Ms. Hogan has also served as the President and Founder of LLH Associates, LLC, a consulting and advisory firm for business development and strategy transactions. Prior to joining us, she was an Executive in Residence at Care Capital, LLC from November 2005 to December 2014. She also served as Vice President of Business Development at ClearView Projects, Vice President, U.S. Group Head, Global Business Development at Aventis Pharmaceuticals, and a variety of other roles in its predecessor companies. Prior to her pharma career, Ms. Hogan was Assistant Professor of Pharmacy Practice and Director of Drug Information Services at the University of Kansas School of Pharmacy and the Kansas University Medical Center. Ms. Hogan received a master’s degree in hospital pharmacy, a masters in business administration from Rockhurst College and a CLP from the Licensing Executive Society.

Arthur M. Pappas has served as our chairman of the board since December 2005. Since 1994, Arthur M. Pappas has served as a Managing Partner of Pappas Ventures, a company investing in the life sciences, biotechnology, specialty pharmaceuticals, medical devices and related ventures. From 1989 to 1994, Mr. Pappas served as the Chief Executive Officer of Glaxo Far East (Pte) Ltd., Glaxo Latin America, Inc. and various other subsidiaries of Glaxo Holdings, plc, a global pharmaceutical company. From 1982 to 1987, Mr. Pappas served as Chief Executive Officer of Merrell Dow Brazil and Merrell Dow Pharmaceuticals Pacific, Ltd., which were subsidiaries of Merrell Dow Pharmaceuticals, Inc., a pharmaceutical company. Mr. Pappas currently serves as a director of Afferent Pharmaceuticals, Inc. and Aura Biosciences, Inc., as well as a director for several non-profit organizations. He also served as a director of Chimerix, Inc. (NASDAQ: CRMX), a biopharmaceutical company, from February 2011 to June 2014, and CardioDx, Inc., from May 2009 to July 2014. Mr. Pappas has previously served on numerous boards of directors, including those of Glaxo Holdings, plc, and the predecessor of Quintiles, Inc., a global provider of biopharmaceutical outsourcing services. Mr. Pappas is a decorated Vietnam veteran, having served as an officer in the 101st Airborne Division. Mr. Pappas earned a B.S. in Biology from Ohio State University and an M.B.A. in Finance from Xavier University. We believe that Mr. Pappas’ more than 30 years of operating experience as a pharmaceutical and biotechnology industry executive and venture capital investor in life science companies, as well as being responsible for the development, licensing and launch of a number of key global products, qualifies him to serve on our board of directors.

Martin Edwards, M.D., M.B.A., has served as a member of our board of directors since January 2015. Dr. Edwards is employed as a Senior Partner with Novo A/S, a Danish limited liability company that manages investments and financial assets, a role that he has held since October 2003. He is Chairman of Vantia Ltd., NeRRe Therapeutics Ltd. and Epsilon 3 Bio Ltd., which are clinical-stage pharmaceutical companies. He also serves as a director on the boards of Tarsa Therapeutics Inc., a pharmaceutical development company, as well as KalVista Ltd., Karus Therapeutics Ltd. and Acacia Pharma Ltd., all of which are pharmaceutical companies based in the United Kingdom. Prior to his current role with Novo A/S, Dr. Edwards was Chief Executive Officer of ReNeuron Ltd., a stem cell research company based in the United Kingdom, from 1998 to 2003, taking the company public in 2001. Dr. Edwards trained in physiology and medicine in Manchester, United Kingdom, and in business at Warwick University. We believe Dr. Edwards is qualified to serve on our board of directors based on his extensive experience with pharmaceutical companies.

Luc Marengere, Ph.D., has served as a member of our board of directors since January 2015. Since March 2012, Dr. Marengere has been a Managing Partner with TVM Life Science Management Inc. in Montreal. Prior to joining TVM Life Science, he was a Managing Partner with VG Partners from October 2001 to March 2012, where he successfully launched and oversaw the operations and investments of the VG Advanced Life Sciences Fund. Prior to his venture capital career, Dr. Marengere conducted commercially oriented research in the fields of immunology and oncology while at Amgen, Inc. (NASDAQ: AMGN), a biotechnology company. Currently, Dr. Marengere is also a board member of Ixchelsis, Ltd., an independent biotechnology company based in the United Kingdom, and PRCL Research Inc., a pharmaceutical company based in Canada. He has previously served on a number of boards for privately held companies. He holds a Ph.D. from the University of Toronto’s department of Medical Biophysics and Molecular Genetics. We believe Dr. Marengere is qualified to serve on our board of directors based on his extensive experience with development stage companies in our industry.

Richard J. Markham has served as a member of our board of directors since June 2008. Mr. Markham has been a Partner at Care Capital, LLC since November 2004. Prior to joining Care Capital, Mr. Markham was the Vice Chairman of the Management Board and Chief Operating Officer of Aventis Pharma. Previously he was the Chief Executive Officer of Aventis Pharma, the Chief Executive Officer of Hoechst Marion Roussel, and the President and Chief Operating Officer of Marion Merrell Dow, Inc., a pharmaceutical company, and a member of its board of directors. From 1973 to 1993, Mr. Markham was associated with Merck & Co., Inc., and held a number of positions, culminating in his position as President and Chief Operating Officer. He has been chairman of the board of directors for NephroGenex, Inc. (NASDAQ: NRX), a pharmaceutical company, since 2007. In addition, Mr. Markham is the current chairman of the board of Vaxart, Inc., another pharmaceutical company, a role he has held since December 2009. Mr. Markham served on the board of directors and as a member of the compensation committee of Acura Pharmaceuticals, Inc. from May 2006 to March 2013, and was also the chairman of the board from February 2008 through March 2013. Mr. Markham received a bachelor’s degree in pharmacy and pharmacal sciences from Purdue University and has served as a member of the Dean’s Advisory Council of the university. He has also been awarded an honorary Doctor of Science degree, the university’s highest honor for achievement. We believe that Mr. Markham is qualified to serve on our board of directors based on his leadership and operations experience.

Jesse I. Treu, Ph.D., has served as a member of our board of directors since December 2005. Dr. Treu has been a Partner of Domain Associates, LLC, since its inception in 1985. He has been a director of 35 early-stage healthcare companies, 22 of which have so far become successful public companies. His present board memberships include Afferent Pharmaceuticals, Inc., Aldeyra Therapeutics, Inc. (NASDAQ: ALDX), Regado Biosciences, Inc. (NASDAQ: RGDO), RightCare Solutions, Inc., Sebacia, Inc., Tandem Diabetes Care, Inc. (NASDAQ: TNDM), Veracyte, Inc. (NASDAQ: VCYT) and Xagenic, Inc. He has served as a founder, president and chairman of numerous venture stage companies. Prior to the formation of Domain Associates, LLC, Dr. Treu was vice president of the predecessor organization to

The Wilkerson Group, and its venture capital arm, CW Ventures. While at CW Ventures, he served as president and Chief Executive Officer of Microsonics, a pioneer in computer image processing for cardiology. Previous to that, Dr. Treu held executive positions at Technicon Instruments Corporation (now Siemens Medical Solutions Diagnostics) and at General Electric. He received his bachelor’s degree in physics from Rensselaer Polytechnic Institute and his master’s degree and Ph.D. in physics from Princeton University. We believe that Dr. Treu is qualified to serve on our board of directors because of his extensive experience with early-stage life sciences companies.

Board Composition

Director Independence.    Our board of directors has determined that five of our six directors are independent directors, as defined under the applicable rules of the NASDAQ stock market. The independent directors are Martin Edwards, M.D., M.B.A., Luc Marengere, Ph.D., Richard J. Markham, Ph.D., Arthur M. Pappas and Jesse I. Treu, Ph.D.

Familial Relationships.    There is no family relationship between any director, executive officer or person nominated to become a director or executive director.

Board Structure.    Our board of directors currently is authorized to have seven members. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be , and their term will expire at the annual meeting of stockholders to be held in 2016;

•	the class II directors will be , and their term will expire at the annual meeting of stockholders to be held in 2017; and

•	the class III directors will be , and their term will expire at the annual meeting of stockholders to be held in 2018.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an election of directors.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2014.

Board Committees

Our board has established three standing committees—audit, nominating and corporate governance and compensation committee—each of which operates under a charter that has been approved by our board. Upon the closing of this offering, each committee’s charter will be available under the Corporate Governance section of our website at www.colucid.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

The following sets forth the membership of each of our committees upon completion of this offering.

Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee

Audit Committee.    The audit committee’s responsibilities will include:

•	appointing, compensating, retaining, replacing and overseeing our independent auditor;

•	pre-approving all audit and permitted non-audit services to be provided by our independent auditor;

•	assisting our board of directors in its oversight of our financial statements and other financial information to be provided by us;

•	overseeing our compliance with legal and regulatory matters and aspects of our risk management processes;

•

discussing with management and our independent auditors any major issues as to the adequacy of our internal controls, any actions to be taken in light of significant or material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting; and

•

establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Each of the members of our audit committee upon closing of this offering meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ stock market. Our board of directors has determined that                     is an audit committee financial expert, as defined under the applicable rules of the SEC. Each member of our audit committee upon the closing of this offering satisfies the NASDAQ stock market independence standards and the independence standards of Rule 10A-3(b)(1) of the Securities Exchange Act.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee’s responsibilities will include assisting our board in:

•	identifying qualified individuals to become board members;

•	determining the composition of the board and its committees;

•	assessing and enhancing the effectiveness of the board and individual directors; and

•	developing and implementing our corporate governance guidelines.

Compensation Committee.    The compensation committee’s responsibilities will include:

•	determining the compensation of our chief executive officer and other executive officers;

•	providing oversight of our compensation policies, plans and benefit programs;

•	administering our equity compensation plans; and

•	recommending to our board the compensation arrangements for our non-employee directors.

Code of Business Conduct and Ethics

We expect to adopt a code of business conduct and ethics upon completion of this offering relating to the conduct of our business by our employees, officers and directors, which will be posted on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, as required by NASDAQ or SEC rules, on our website.

Non-Employee Director Compensation

Prior to this offering, we did not have a formal policy for compensating our non-employee directors. However, in 2014, we reimbursed the members of our board of directors for their reasonable out-of-pocket travel expenses incurred in connection with attending meetings of our board of directors.

Our board of directors has approved a new compensation program for our non-employee directors to be effective in connection with the closing of this offering. Under the program, our non-employee directors will receive cash compensation as follows:

•	each non-employee director will receive an annual cash retainer of $ per year;

•	the chairman of our board of directors will receive an additional cash retainer of $ per year;

•	the chairman of the audit committee will receive an additional cash retainer of $ per year;

•	each member of the audit committee (other than the chairman) will receive an additional cash retainer of $ per year;

•	the chairman of the compensation committee will receive an additional cash retainer of $ per year;

•	each member of the compensation committee (other than the chairman) will receive an additional cash retainer of $ per year;

•	the chairman of the nominating and corporate governance committee will receive an additional cash retainer of $ per year; and

•	each member of the nominating and corporate governance committee (other than the chairman) will receive an additional cash retainer of $ per year.

We also reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with attending our board and committee meetings.

EXECUTIVE COMPENSATION

Our named executive officers for 2014, which consist of our principal executive officer and our three other most highly compensated executive officers in 2014, include:

•	Thomas P. Mathers, our President and Chief Executive Officer;

•	Nadia M. Rupniak, Ph.D., our Vice President, Research and Development;

•	Bernice Kuca, our Vice President, Clinical and Regulatory Operations; and

•	Linda C. Hogan, our Vice President, Business Development.

Mr. Mathers and Ms. Kuca served as consultants to us in 2014, but became employees in January 2015. Ms. Hogan served as a consultant to us in 2014, and continues to serve as a consultant.

Summary Compensation Table

The following table provides information regarding the compensation earned during 2014 by our named executive officers:

Name and Principal Position	Year	Salary ($)(1)	All Other Compensation ($)		Total ($)
Thomas P. Mathers President and Chief Executive Officer	2014	271,700	0		271,700

Nadia M. Rupniak, Ph.D. Vice President, Research and Development	2014	221,852	8,070	(2)	229,922

Bernice Kuca Vice President, Clinical and Regulatory Operations	2014	120,000	0		120,000

Linda C. Hogan Vice President, Business Development	2014	120,000	0		120,000

(1)

Other than the amount paid to Dr. Rupniak, the amounts in this column represent consulting fees paid by us to the named executive officers in their capacities as consultants to us in 2014. The amount shown with respect to Ms. Hogan was paid to her consulting firm, LLH Associates, LLC.

(2)	Represents medical, dental and life insurance premium payments made by us for the benefit of Dr. Rupniak.

Employment Agreements

Thomas P. Mathers.    Prior to entering into an employment agreement with Mr. Mathers in January 2015, as described further below, we were party to a consulting agreement with Mr. Mathers, which was entered into in June 2011. The consulting agreement provided that Mr. Mathers would provide us with consulting services and would serve as our general manager and chief executive officer. It was expected that Mr. Mathers’ services would fluctuate between full-time and part-time to average approximately 60% of full-time. The consulting agreement provided that we would pay Mr. Mathers a consulting fee of $17,500 per month, subject to renegotiation if Mr. Mathers’ consulting services deviated materially from the expected 60%. The consulting agreement also provided for payment of transaction fees to Mr. Mathers in the event of certain financing transactions by our company. The consulting agreement contained provisions related to confidentiality, assignment of inventions and non-competition.

We entered into an employment agreement with Thomas P. Mathers, our President and Chief Executive Officer, in January 2015. The initial term of the agreement ends on January 13, 2019, but the agreement automatically extends for successive terms of one year each unless either party provides advance notice not to extend the term of the agreement. The employment agreement with Mr. Mathers addresses various employment termination scenarios. The terms and amounts of potential payments upon the termination of Mr. Mathers’ employment are summarized below under “—Potential Payments Upon Termination or Change-in-Control.”

Pursuant to his employment agreement, Mr. Mathers’ base salary of $400,000 per year will be reviewed annually by us and may be maintained or increased, but not decreased. Mr. Mathers is also entitled to participate in our incentive compensation programs for full-time officers that exist from time to time, including a performance-based bonus program pursuant to which Mr. Mathers will be entitled to receive an incentive award of up to 30% (or a higher amount if so determined by our board of directors) of his base salary on an annualized basis.

Mr. Mathers’ employment agreement requires that he not disclose our confidential information during his employment and for a period of five years after his employment with us terminates or, with respect to trade secret information, for as long as such information constitutes a trade secret under applicable law. The agreement also contains non-competition, non-disparagement, non-interference with contractors and vendors, and non-inducement of employees, consultants or independent contractors provisions, which will remain in effect during Mr. Mathers’ employment with us and for a period that is the longer of 12 months after Mr. Mathers’ employment with us terminates or any time during which he is entitled to receive severance benefits under the agreement.

Mr. Mathers’ employment agreement provides that at the time of an initial public offering of our common stock, subject to approval by our board of directors, Mr. Mathers will receive a grant of an initial equity incentive award in an amount equal to or greater than 4% of our issued and outstanding stock on a fully diluted basis after giving effect to the issuance of all shares in conjunction with the offering. This award will become exercisable as follows: (a) 50% following the six month anniversary of the initial public offering; and (b) of the remaining 50%, (i) 25% will become exercisable on the one-year anniversary of the initial public offering, and (ii) 75% will become exercisable in 36 approximately equal monthly installments over the following three years. Accordingly, upon the effectiveness of this offering, we expect to grant a stock option to purchase             shares of our common stock to Mr. Mathers, which option will have an exercise price equal to the price of our common stock in connection with this offering. This grant will vest as described above, generally subject to Mr. Mathers’ continued employment.

Matthew D. Dallas.    On February 7, 2015, we entered into an employment agreement with Matthew D. Dallas for him to become our new Chief Financial Officer. Although Mr. Dallas is not a named executive officer for 2014, we have included a description of his employment agreement in this filing. Pursuant to the employment agreement, Mr. Dallas is employed on an at-will basis. The agreement provides for certain payments upon various employment termination scenarios. The terms and amounts of potential payments upon the termination of Mr. Dallas’ employment are summarized below under “—Potential Payments Upon Termination or Change-in-Control.”

Pursuant to his employment agreement, Mr. Dallas’ base salary of $230,000 per year will be reviewed annually by us and may be maintained, increased or decreased. Mr. Dallas is also eligible to participate in our incentive compensation programs for full-time officers that exist from time to time, including a performance-based bonus program pursuant to which Mr. Dallas will be eligible for a potential incentive award bonus of up to 25% (or a higher or lower amount if so determined by our board of directors) of his base salary on an annualized basis.

Mr. Dallas’ employment agreement requires that he not disclose our confidential information during his employment and for a period of five years after his employment with us terminates or, with respect to trade secret information, for as long as such information constitutes a trade secret under applicable law. The agreement also contains non-competition, non-disparagement, non-interference with contractors and vendors, and non-inducement of employees, consultants or independent contractors provisions, which will remain in effect during Mr. Dallas’ employment with us and for 12 months after Mr. Dallas’ employment with us terminates.

Mr. Dallas’ employment agreement provides that at the time of an initial public offering of our common stock, subject to approval by our board of directors, Mr. Dallas will receive a grant of an initial equity incentive award in an amount equal to or greater than 1% of our issued and outstanding stock on a fully diluted basis after giving effect to the issuance of all shares in conjunction with the offering. This award will become exercisable as follows: (i) 25% will become exercisable on the one-year anniversary of the initial public offering, and (ii) 75% will become exercisable in 36 approximately equal monthly installments over the following three years. Accordingly, upon the effectiveness of this offering, we expect to grant a stock option to purchase             shares of our common stock to Mr. Dallas, which option will have an exercise price equal to the price of our common stock in connection with this offering. This grant will vest as described above, generally subject to Mr. Dallas’ continued employment.

Nadia M. Rupniak, Ph.D.    We have an employment letter with Dr. Rupniak, effective as of March 14, 2006, which provides that her employment with us is on an at-will basis. The employment letter provided for a starting base salary of $160,000. The employment letter provides for certain payments upon various termination of employment scenarios. The terms and amounts of potential payments upon the termination of Dr. Rupniak’s employment are summarized below under “—Potential Payments Upon Termination or Change-in-Control.” We also have a confidentiality, inventions and non-competition agreement with Dr. Rupniak, whereby she has agreed to certain provisions relating to non-competition and non-solicitation of our employees, consultants or independent contractors, which will remain in effect during her service with us and for a period of one year thereafter. The agreement also contains confidentiality and assignment of inventions provisions.

Bernice Kuca.    Prior to entering into an employment letter arrangement with Ms. Kuca effective in January 2015, as described further below, we were party to a consulting agreement with Ms. Kuca, which was entered into in July 2011. The consulting agreement provided that Ms. Kuca would provide us with consulting services as agreed to in project statements between us and Ms. Kuca. The project statement in effect during 2014 provided that Ms. Kuca would be responsible for the overall clinical and regulatory development of lasmiditan for the treatment of neurological diseases and that we would pay Ms. Kuca $10,000 per month. The consulting agreement contained provisions related to confidentiality, assignment of inventions and non-competition.

We have an employment letter with Ms. Kuca, effective as of January 2015, which provides that her employment with us is on an at-will basis. The employment letter provides for a starting base salary of $225,000 per year. The employment letter also provides that Ms. Kuca may be eligible for incentive compensation up to 20% of her base salary based upon our company’s and her individual performance. We also have a confidentiality, inventions and non-competition agreement with Ms. Kuca, whereby she has agreed to certain provisions relating to non-competition and non-solicitation of our employees, collaborators or independent contractors, which will remain in effect during her service with us and for a period of one year thereafter. The agreement also contains confidentiality and assignment of inventions provisions.

Linda C. Hogan.    We have a consulting agreement, dated September 1, 2008, with Ms. Hogan’s consulting firm, LLH Associates, LLC, or LLH, which provides that Ms. Hogan will provide consulting services to us related to business development matters, on average, two days per week. The term of the agreement continues indefinitely until either party terminates it upon 10 days’ prior written notice. Upon termination of the agreement, our sole obligation to LLH and Ms. Hogan will be to pay any compensation earned through the termination date. Pursuant to the agreement, we agreed to pay LLH $10,000 per month during the term of the agreement for those services. We have granted stock options to LLH in accordance with the agreement, of which 151,995 remain outstanding, are fully vested and have an exercise price of $0.125. Although the consulting agreement contains a provision for a grant of stock options to LLH in the event of a major transaction involving us, that provision was deemed fully satisfied and has no further effect as a result of subsequent equity-based awards granted by us to LLH. LLH has also entered into a confidentiality agreement with us, whereby LLH and Ms. Hogan agree to certain provisions regarding non-use and non-disclosure of confidential information, and assignment of inventions.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that were outstanding as of December 31, 2014:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Thomas P. Mathers	0		0	N/A	N/A

Nadia M. Rupniak, Ph.D.	100,000	(1)	0	$0.10	04/20/2016
	100,000	(2)	0	$0.10	06/26/2017
	225,544	(3)	0	$0.125	07/15/2018
	150,192	(4)	0	$0.125	02/02/2019

Bernice Kuca	0		0	N/A	N/A
Linda C. Hogan(5)	115,516	(6)	0	$0.125	10/29/2018
	36,479	(7)	0	$0.125	02/02/2019

(1)

This option vested as follows: 25,000 shares vested on February 20, 2007, and the remaining 75,000 shares vested in equal monthly installments on the last day of each month, beginning March 31, 2007, over the following 36 months.

(2)

This option vested as follows: 25,000 shares vested on June 27, 2008, and the remaining 75,000 shares vested in equal monthly installments on the last day of each month, beginning July 31, 2008, over the following 36 months.

(3)

This option vested as follows: 56,386 shares vested on June 6, 2009, and the remaining 169,158 shares vested in equal monthly installments on the last day of each month, beginning June 30, 2009, over the following 36 months.

(4)	This option vested in portions between June 6, 2009 and May 31, 2012.
(5)	All equity awards shown for Ms. Hogan were granted to, and are held by, LLH.
(6)

This option vested as follows: 28,279 shares vested on September 24, 2009, and the remaining 86,637 shares vested in equal monthly installments on the last day of each month, beginning October 31, 2009, over the following 36 months.

(7)	This option vested in portions between September 24, 2009 and September 30, 2012.

In 2010, we granted to Dr. Rupniak and LLH unvested shares in the amount of 99,741 and 298,323, respectively, under the 2006 Equity Incentive Plan, or 2006 plan. The grant agreements, as amended, for such unvested shares provide that the shares would vest immediately prior to the closing of a major transaction involving us, subject to the earlier forfeiture of the unvested shares in the event that a major transaction had not occurred by December 31, 2014, or generally if the employment or consulting relationship terminated before vesting. If the unvested shares had vested on or before December 31, 2014, Dr. Rupniak and LLH would have been required to pay us $0.15 per vested share, plus the amount of any related withholding tax obligation. A major transaction did not close by December 31, 2014, and therefore all unvested shares held by Dr. Rupniak and LLH were forfeited on that date.

As described above under “—Employment Agreements,” concurrently with the effectiveness of this offering, Mr. Mathers and Mr. Dallas will each receive a stock option to purchase shares of our common stock.

Option Exercises and Stock Vested in 2014

None of our named executive officers had options that were exercised or restricted stock that vested during 2014.

Pension Benefits for 2014

We do not offer pension benefits to our named executive officers.

Non-Qualified Deferred Compensation for 2014

We do not offer non-qualified deferred compensation to our named executive officers.

Potential Payments Upon Termination or Change-in-Control

Employment Agreements.    We have entered into agreements that will require us to provide compensation to certain of our named executive officers, and with our new Chief Financial Officer, in the event of a termination of their employment. Our employment agreements with Mr. Mathers and Mr. Dallas provide for the following:

•

if his employment terminates due to death or disability, we will pay, in addition to amounts that have been earned prior to the termination date, an amount equal to what would have been earned during the two month period following the employment termination date if he had continued to be employed during such period, paid in accordance with our customary payroll practices;

•

if we terminate his employment without cause, or if he terminates his employment with us for good reason, we will pay, in addition to amounts that have been earned prior to the termination date, the following severance benefits for a period of, in the case of Mr. Mathers, 12 months, and in the case of Mr. Dallas, six months, after his employment termination date, paid in accordance with our customary payroll practices: (i) salary continuation at his base salary rate in effect on the termination date; (ii) an additional monthly severance amount equal to one-twelfth of the average annual cash bonus we paid to him during the last three fiscal years prior to the termination date (or if he was not employed for that period of time, using the number of fiscal years he has been employed with us); (iii) an additional monthly severance amount equal to 140% of the monthly amount charged for COBRA continuation coverage at the same levels applicable to him and his covered dependents immediately prior to the termination date; (iv) reimbursement for reasonable outplacement or career transition services, up to $10,000; and (v) the unvested portion of his then outstanding equity incentive awards that would have vested during the period that these benefits are provided will vest immediately and, if applicable, become exercisable; and

•	if we terminate his employment for cause or he terminates his employment for any reason other than good reason, no amounts other than what he has earned prior to the termination date is payable.

Further, Mr. Mathers’ employment agreement provides that if at any time within 12 months following a change in control of us, his employment is terminated by us without cause or by Mr. Mathers for good reason, we will pay Mr. Mathers the same severance benefits as described above in the situation of termination without cause or for good reason, except that the severance benefits will be for a period of 24 months and the total reimbursement for outplacement or career transition services will be $20,000. The payment of such amounts shall be reduced by the full amount that such payments, when added to all other payments or benefits provided to Mr. Mathers in connection with the change in control, constitutes an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. All severance payments, other than in the case of death or disability, under the employment agreements with Messrs. Mathers and Dallas are subject to the executive executing a release of claims in our favor and to his compliance with the non-disclosure and restrictive covenants contained in his employment agreement. Mr. Dallas’ employment agreement further provides that if he breaches any of the non-disclosure or restrictive covenant provisions in the agreement, he will be obligated to pay us an amount equal to the amount of severance payments he received under the agreement (other than payments received in the case of his death or disability), except that he may retain $500, and he will have forfeited his right to receive any further severance payments otherwise payable under the agreement.

“Cause” for termination under Messrs. Mathers and Dallas’ employment agreements exists upon the occurrence of one or more of the following events: (i) the executive’s conviction for, or pleading no contest to, a felony, any crime involving moral turpitude, or any crime that is injurious to our financial condition, reputation or goodwill; (ii) the executive’s misappropriation of any of our property; (iii) the executive’s engaging in any fraudulent or dishonest conduct in his dealings with, or on behalf of, us; (iv) the executive’s failure or refusal to follow the lawful instructions of his superior or our board of directors (other than any such failure or refusal resulting from executive’s incapacity due to physical or mental illness), if such failure or refusal continues for a period of ten (10) days after we provide him with written notice stating the instructions which he has failed or refused to follow; (v) the executive’s breach of his obligations under his employment agreement or any other agreement with us and such breach, if curable, remains uncured for a period of ten (10) days after we provide executive with written notice of such breach; (vi) the executive’s knowing violation of any of our written policies or procedures, including, without limitation, any employee policies, business ethics policies or code of conduct policies, and such violation, if curable, remains uncured for a period of ten (10) days after we provide him with written notice of such violation; (vii) the executive’s engaging in any willful misconduct which is injurious to our financial condition, reputation or goodwill; or (viii) the executive’s misuse of alcohol or drugs which materially interferes with the performance of his duties for us or which is injurious to our reputation or goodwill.

The employment agreements with Messrs. Mathers and Dallas provide that “good reason” means the occurrence of any of the following events without the executive’s consent: (i) we demote him or assign him to duties that are materially inferior to and inconsistent with his position, duties and responsibilities immediately prior to such assignment; (ii) we eliminate or materially reduce the employee benefits provided to him and such elimination or reduction is not applicable to all senior executives; (iii) we relocate his principal place of employment to a location that is more than (a) in the case of Mr. Mathers, 30 miles from Boxford, MA and from our office or facility at which he was based immediately prior to such relocation, and (b) in the case of Mr. Dallas, 50 miles from our principal office and from our office or facility at which he was based immediately prior to such relocation; (iv) we materially breach any material term of his employment agreement; (v) we fail to obtain the assumption of the obligation to perform his employment agreement by any assignee; (vi) in the case of Mr. Mathers, we provide him with notice of our intention not to extend the term of his employment agreement; and (vii) in the case of Mr. Mathers, we decrease his base salary by more than 5% in any calendar year and such decrease is not part of a general decrease in base salary applicable to all senior executives.

Mr. Mathers’ employment agreement defines “change in control” as any of the following events: (i) the acquisition, directly or indirectly, by any person or group of persons acting in concert, of beneficial ownership of shares of our stock entitled to exercise a majority of the voting power in the election of our directors, except that any financing by existing stockholders, venture capital financing or initial public offering will not constitute a change in control; (ii) the replacement, during any 12 month period, of a majority of our directors by new directors whose appointment or election was not endorsed by a majority of the directors serving at the start of such 12 month period; (iii) stockholder approval of a reorganization, merger or consolidation of us unless, following such transaction, majority voting power in the election of our directors is retained by the persons who were the beneficial owners of our outstanding voting securities immediately prior to such transaction; (iv) stockholder approval of a complete liquidation or dissolution of us; or (v) stockholder approval of the sale or other disposition of all or substantially all of our assets, other than to a person or entity with respect to which majority voting power in the election of our directors is held by us or the stockholders.

The employment letter with Dr. Rupniak provides that in the event her employment is terminated by us without cause, which would include a resignation by Dr. Rupniak following a requirement that she relocate more than 50 miles from Research Triangle Park, North Carolina, then upon her furnishing a release of claims against us: (a) we will pay her, in a lump sum, for any accrued, unused vacation time as of her termination date; and (b) we will continue to pay her then effective salary in accordance with our regular payroll practices, for a period ending upon the earlier of: (i) three months following the termination date, or (ii) the date as of which she commences self-employment or employment with another company or business entity; and (c) any stock options held by her that would have vested during the 90-day period immediately following her termination date will accelerate and become vested as of the termination date.

Incentive Plans.    Our 2006 plan and 2015 Plan address the effect of a grantee’s termination of service or a change in control of our company on outstanding awards granted under those plans. See “—Stock Option and Other Compensation Plans” below.

Transaction Incentive Plan. We have adopted an Employee and Consultant Transaction Incentive Plan, or TIP. The current participants in the TIP are: Messrs. Mathers and Dallas, Dr. Rupniak, Ms. Kuca and Mrs. Hogan. The TIP provides that upon certain types of transactions, each participant will receive a bonus in an amount equal to his or her share of a transaction incentive bonus pool. The amount of the pool will be as follows: (a) $0 if the total equity proceeds are less than $10.0 million; or (b) the sum of the following if the equity proceeds are equal to or greater than $10.0 million: (i) 5.75% of the equity proceeds less than $30.0 million, (ii) 6.00% of the equity proceeds greater than $30.0 million and less than $40.0 million, (iii) 8.00% of the equity proceeds greater than $40.0 million and less than $50.0 million, (iv) 9.00% of the equity proceeds greater than $50.0 million and less than $70.0 million, (v) 8.00% of the equity proceeds greater than $70.0 million and less than $100.0 million, and (vi) 7.00% of the equity proceeds greater than $100.0 million. The named executive officers (and our current Chief Financial Officer) who were participants in the TIP and their percentage shares of the transaction incentive bonus pool as of the dates indicated were:

	% Share as of December 31, 2014	% Share as of March 30, 2015
Thomas P. Mathers	40%	40%
Matthew D. Dallas	—	8%
Nadia M. Rupniak, Ph.D.	23%	23%
Bernice Kuca	12%	12%
Linda C. Hogan	14%	14%

The types of transactions that would trigger payment of transaction incentive bonuses under the TIP include: (i) any transaction in which any person or group is or becomes the beneficial owner, directly or indirectly, of our securities representing more than 50% of the combined voting power of our then outstanding securities entitled to vote in an election of directors, other than securities acquired directly from us; (ii) the sale of all or substantially all of our assets other than to an entity 50% or more of which is owned by one or more of our current stockholders; (iii) a merger or consolidation of us with any other company, other than one in which 50% or more of the combined voting power of the voting securities of us or the surviving entity outstanding immediately after such merger or consolidation is owned by our current stockholders; (iv) exclusive definitive license of all or substantially all of our assets other than to an entity 50% or more of which is owned by one or more of our current stockholders; and (v) an option to a definitive license or sale of all or substantially all of our assets other than to an entity 50% or more of which is owned by one or more of our current stockholders. “Equity proceeds” is defined in the TIP as the total amount of cash and the fair market value of securities or other property payable to us and/or our security holders in connection with a transaction, to the extent received within five years after closing.

Any amounts payable to a participant under the TIP shall be reduced by any payments made to such participant in connection with the transaction in respect of common stock or options to purchase common stock held by such participant. Any amounts not paid to a participant will be deducted from the overall pool.

Our board of directors intends to terminate the TIP in connection with the consummation of this offering.

Stock Option and Other Compensation Plans

In this section we describe our 2006 Equity Incentive Plan, or the 2006 plan, our 2015 Equity Incentive Plan, or the 2015 plan, and our 2015 Employee Stock Purchase Plan. Prior to this offering, we granted awards to eligible participants under the 2006 plan. After the effective date of this registration statement, we expect to grant awards to eligible participants under the 2015 plan.

2006 Equity Incentive Plan.    Our 2006 plan was approved by our board of directors and our stockholders in 2006. The 2006 Plan has been amended several times, with the most recent amendment occurring in April 2010. As of             , 2015, there were             shares subject to outstanding awards under the 2006 plan, and shares remaining available for the grant of awards under the 2006 plan.

After the effective date of the 2015 plan, no additional awards will be granted under the 2006 plan, and all awards granted under the 2006 plan that are repurchased, forfeited, expire, are cancelled or otherwise not issued will become available for grant under the 2015 plan in accordance with its terms. All awards outstanding under the 2006 plan will remain outstanding in accordance with their terms and will continue to be governed by their existing terms after the closing of this offering.

Eligibility.    The 2006 plan provides for the grant of incentive and nonqualified stock options and shares to any person or entity that is providing, or has agreed to provide, services to us, whether as an employee, director, advisor or independent contractor.

Administration.    Our board of directors administers the 2006 plan and the awards granted under it. The board has the authority to, among other things, make decisions and determinations related to the plan, including determining who is granted awards under the plan, the types of awards granted and the terms and conditions of the awards, including the number of shares covered by awards, the exercise price of awards and the vesting schedule or other restrictions applicable to awards.

Stock Options.    Stock options granted under the 2006 plan are evidenced by stock option award agreements, containing such provisions as our board of directors deems advisable. All options granted under the 2006 plan expire not more than ten years after the date of the grant and have an exercise price that is determined by our board of directors. The exercise price may not be less than the fair market value of our common stock as of the date the option is granted.

Unless otherwise provided in a grantee’s stock option award agreement, upon the termination of a grantee’s status as an eligible participant in the 2006 plan: (i) options that are not then vested and exercisable shall immediately terminate; and (ii) options that are vested and exercisable shall remain exercisable until, and terminate upon, the 91st day following such termination, or, if such termination is by reason of death, or an approved disability, the 366th day following such termination; provided, that in any event the option will terminate upon the tenth anniversary of the date of grant of the option, or such earlier time as determined by the board.

Stock Grants.    Our board of directors may grant shares of our common stock that may or may not be conditional upon the grantee’s future performance of services and/or achievement of specified performance targets. Except as provided in an award agreement, a grantee who is awarded shares that are conditional will have all the rights of a stockholder, including the right to vote unvested shares and the right to receive dividends thereon.

Change in Control.    In the event of certain types of mergers or consolidations involving our company, where we are not the surviving corporation, or the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, then (i) if that transaction is one in which the consideration received by stockholders is all or substantially all cash, then all unvested shares held by the grantee will vest and all stock options held by the grantee will become fully vested and exercisable; or (ii) if that transaction is one in which the consideration is not all or substantially all cash, then the plan administrator will determine the extent, if any, to which unvested shares and the unvested portion of stock options will vest and be exercisable.

Registration.    We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2006 Plan.

2015 Equity Incentive Plan.    Our board of directors adopted the 2015 plan in 2015 and our stockholders approved the 2015 plan in 2015. The purposes of the 2015 plan are to attract and retain the best available personnel, to provide them with additional incentives and to align their interests with those of our stockholders. The material terms of the 2015 plan are summarized below.

Share Reserve.    As of                 , 2015, there were no stock options or other equity-based awards outstanding under the 2015 plan. The 2015 plan reserves                 shares for future issuance under the plan, plus                 shares that remained available for future grants under the 2006 plan on the effective date of the 2015 plan. We intend to use up to                 shares for grants of stock options to our employees and directors effective upon completion of this offering with an exercise price equal to the offering price. The number of shares reserved under the 2015 plan will automatically increase on January 1 of each year beginning in 2016 and ending on                  2025 in an amount equal to the lesser of: (i)        % of the total number of shares outstanding as of December 31 of the immediately preceding calendar year; or (ii)                shares, unless a lesser number of shares is otherwise determined by our board of directors. Shares subject to awards under the 2015 plan or 2006 plan that expire unexercised, are cancelled or forfeited, are settled for cash or otherwise do not result in the issuance of all or a portion of the shares subject to the award will again become available for grant under the plan. If the payment of the exercise price of any award under the 2015 plan or 2006 plan is made by the tendering or withholding of shares or if any applicable tax withholding obligation arising from an award under the 2015 plan is satisfied by the tendering or withholding of shares, the shares tendered or withheld also will again become available for grant under the 2015 plan.

Administration of Plan.    The compensation committee of our board of directors will administer the 2015 plan, other than with respect to awards to our non-employee directors, which will be administered by the full board of directors. We refer to the compensation committee or the board of directors, as applicable, as the plan administrator in this section. Subject to the terms of the 2015 plan, the compensation committee has the authority to, among other things, interpret the plan and determine who is granted awards under the plan, the types of awards granted and the terms and conditions of the awards, including the number of shares covered by awards, the vesting schedule or other restrictions applicable to awards. The committee also has the power to make any determinations and take any action necessary or desirable for the administration of the 2015 plan.

To the extent permitted by law and stock exchange rules, the 2015 plan permits the committee to delegate to one or more of our executive officers or non-employee directors any or all of the committee’s authority under the plan with respect to awards made to individuals who are neither non-employee directors nor executive officers of our company.

Eligibility.    Our employees, non-employee directors and certain consultants and advisors who provide services to us are eligible to receive awards under the 2015 plan. Incentive stock options may be granted only to our employees.

Equity Awards.    The 2015 plan allows us to grant stock options, stock appreciation rights, or SARs, restricted stock, stock units and other stock-based awards. Each award will be evidenced by an agreement with the award recipient setting forth the terms and conditions of the award, including vesting conditions. Awards under the 2015 plan will have a maximum term of ten years from the date of grant. The plan administrator may provide that the vesting or payment of any award will be subject to the attainment of certain performance measures established by the plan administrator, and the plan administrator will determine whether such measures have been achieved. The plan administrator at any time may amend the terms of any award previously granted, except that, in general, no amendment may be made that materially impairs the rights of any participant with respect to an outstanding award without the participant’s consent. In addition, we may amend the 2015 plan and any award agreements under the plan in order to ensure compliance with the requirements of Section 409A of the Internal Revenue Code.

•

Stock Options.    Stock options permit the holder to purchase a specified number of shares of our common stock at a set price. Options granted under the 2015 plan may be either incentive or nonqualified stock options. The exercise price of options granted under the plan generally may not be less than the fair market value of our common stock on the date of grant. Incentive stock options granted to employees who hold more than 10% of the total combined voting power of our stock will have an exercise price not less than 110% of the fair market value of our common stock on the date of grant and will have a maximum term of five years. The plan administrator will determine the terms and conditions of options granted under the 2015 plan, including exercise price and vesting and exercisability terms. The maximum number of shares subject to stock options that may be granted during a calendar year to a participant under the 2015 plan may not exceed                 . The maximum number of shares that may be issued upon the exercise of incentive stock options under the 2015 plan is                .

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SARs.    SARs provide for payment to the holder of all or a portion of the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over a specified exercise price. Payment may be made in cash or shares of our common stock or a combination of both, as determined by the plan administrator. The administrator will establish the terms and conditions of exercise, including the exercise price, of SARs granted under the plan. The maximum number of shares subject to SARs that may be granted during a calendar year to a participant under the 2015 plan may not exceed                 .

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Restricted Stock.    Restricted stock awards are awards of shares of our common stock that are subject to vesting and the lapse of applicable restrictions determined by the plan administrator. The plan administrator will determine whether any consideration other than services to our company must be paid for a restricted stock award. The maximum number of shares of restricted stock that may be granted during a calendar year to a participant under the 2015 plan may not exceed .

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Stock Units.    Stock units provide the holder with the right to receive, in cash or shares of our common stock or a combination of both, the fair market value of a share of our common stock and will be subject to such vesting and forfeiture conditions and other restrictions as the plan administrator determines. The administrator will determine whether any consideration other than services to our company must be paid prior to settlement of a stock unit award. The maximum number of stock units that may be granted during a calendar year to a participant under the 2015 plan may not exceed                 .

•	Other. The plan administrator, in its discretion, may grant other stock-based awards under the 2015 plan. The administrator will set the terms and conditions of such awards.

Substitute Awards.    The plan administrator may grant awards under the 2015 plan in substitution for awards granted by another entity acquired by our company or with which our company combines. The terms and conditions of these substitute awards will be comparable to the terms of the awards replaced, and may therefore differ from the terms and conditions otherwise set forth in the 2015 plan.

Dividend and Dividend Equivalents.    No dividends, dividend equivalents or distributions will be paid with respect to stock options or SARs granted under the 2015 plan. Other than regular cash dividends, any dividends or distributions paid with respect to the unvested portion of a restricted stock award will be subject to the same restrictions as the shares to which such dividends or distributions relate. The plan administrator may provide the holder of a stock unit award or any other stock-based award with the right to receive dividend equivalents with respect to the shares subject to the award. Any shares issued as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an award will be counted against, and replenish upon any subsequent forfeiture, the 2015 plan’s share reserve.

Transferability.    Unless otherwise determined by the plan administrator, awards granted under the 2015 plan generally are not transferable except by will or the laws of descent and distribution. The plan administrator may permit the transfer of awards other than incentive stock options pursuant to a domestic relations order or by way of gift to a family member.

Termination of Service.    Unless otherwise provided in an award agreement (and except with respect to terminations following certain corporate transactions described below under “—Change in Control; Corporate Transaction”), upon termination of an award recipient’s service with our company, all unvested and unexercisable portions of the recipient’s outstanding awards will immediately be forfeited. If an award recipient’s service with our company terminates other than for cause (as defined in the 2015 plan), death or disability, the vested and exercisable portions of the recipient’s outstanding options and SARs generally will remain exercisable for three months after termination. If a recipient’s service terminates due to death or disability (or if a recipient dies during the three-month period after termination of service other than for cause), the vested and exercisable portions of the recipient’s outstanding options and SARs generally will remain exercisable for one year after termination. Upon termination for cause, all unexercised stock options and SARs will also be forfeited.

Change-in-Control; Corporate Transaction.    Unless otherwise provided in an award agreement, in the event of a sale of all or substantially all of our assets or a merger, consolidation, or share exchange involving our company, the surviving or successor entity may continue, assume or replace some or all of the outstanding awards under the 2015 plan. Our award agreements with our executive officers will typically provide that if awards granted to the executive officer under the 2015 plan are continued, assumed or replaced in connection with such a transaction and if within one year after the transaction the executive officer experiences an involuntary termination of service other than for cause, the executive officer’s outstanding awards will vest in full, will immediately become fully exercisable and will remain exercisable for one year following termination. If awards granted to any participant are not continued, assumed or replaced, the plan administrator may provide: (i) that any outstanding stock option or SAR will become fully exercisable for a period of time prior to the transaction and terminate at the time of the transaction; (ii) that any outstanding restricted stock, stock units or other stock-based awards will vest immediately prior to the transaction, or (iii) for the cancellation of any outstanding award in exchange for payment to the holder of the amount of the consideration that would have been received in the transaction for the number of shares subject to the award less the aggregate exercise price (if any) of the award. In the event of a change in control (as defined in the 2015 plan) that does not involve a merger, consolidation, share exchange , or sale of all or substantially all of our company’s assets, the plan administrator, in its discretion may take such action as it deems appropriate with respect to outstanding awards, which may include providing for the cancellation of any award in exchange for payment to the holder of the amount of the consideration that would have been received in the change in control for the number of shares subject to the award less the aggregate exercise price (if any) of the award, or making adjustments to any award to reflect the change in control, including the acceleration of vesting in full or in part.

Adjustment of Awards.    In the event of an equity restructuring that affects the per share value of our common stock, including a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the plan administrator will make appropriate adjustment to: (i) the number and kind of securities reserved for issuance under the 2015 plan, (ii) the number and kind of securities subject to outstanding awards under the 2015 plan, (iii) the exercise price of outstanding options and SARs, and (iv) any maximum limitations prescribed by the 2015 plan as to grants of certain types of awards. The administrator may also make similar adjustments in the event of any other change in our company’s capitalization, including a merger, consolidation, reorganization or liquidation.

Amendment and Termination.    The 2015 plan will remain in effect until the tenth anniversary of the date of the 2015 plan, or until terminated by our board of directors, whichever occurs first. Our board of directors may terminate, suspend or amend the plan at any time, but, in general, no termination, suspension or amendment may materially impair the rights of any participant with respect to outstanding awards without the participant’s consent. Awards that are outstanding on the 2015 plan’s termination date will remain in effect in accordance with the terms of the plan and the applicable award agreements. Stockholder approval of any amendment of the 2015 plan will be obtained if required by applicable law or the rules of the NASDAQ stock market.

Registration.    We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2015 plan.

2015 Employee Stock Purchase Plan.    Prior to the closing of this offering, we expect to adopt and our stockholders to approve our 2015 Employee Stock Purchase Plan, or ESPP. Assuming such actions occur as expected, the ESPP will terminate on the earlier of (i) the date on which all shares subject to the ESPP are issued or (ii) the date our board of directors terminates the ESPP. The purpose of the ESPP is to provide our employees with a convenient means of purchasing shares of our common stock at a discount to market prices through the use of payroll deductions. The material terms of the ESPP are summarized below.

Share Reserve.    A total of                 shares of our common stock will initially be made available for sale under the ESPP. In addition, the ESPP provides for automatic annual increases in the number of shares available for issuance under the ESPP on January 1 of each year beginning in 2016 and ending on                 , 2025 in an amount equal to the lesser of: (i)        % of the total number of shares outstanding as of December 31 of the immediately preceding calendar year, or (ii)            shares, unless a lesser number of shares is otherwise determined by our board of directors. If there is any change to our outstanding common stock, such as a recapitalization, stock dividend, stock split or similar event, appropriate adjustments will be made to the number and class of shares available under the ESPP and to the number, class and purchase price of shares subject to purchase under any pending offering.

Administration.    Our compensation committee will administer the ESPP. The compensation committee will have full authority to adopt rules and procedures to administer the ESPP, to interpret the provisions of the ESPP, to determine the terms and conditions of offerings under the ESPP, and to designate any subsidiaries to participate in the ESPP.

Eligibility and Participation.    All of our employees (including those of any participating subsidiary), other than those subject to the 5% ownership limitation described below and except as otherwise determined by our board of directors, are eligible to participate in the ESPP. Eligible employees may enroll in the ESPP and begin participating at the start of any purchase period.

Purchase Periods.    Shares of our common stock will be offered under the ESPP through a series of offerings, each of which consists of a single purchase period of six months, or such other duration (up to 27 months) as the compensation committee may prescribe. We expect that our shares will be offered under the ESPP through a series of successive six-month purchase periods that are expected to commence on                 and                 each year. Purchases under the ESPP are expected to occur on the last trading day of each purchase period.

Purchase Price.    The purchase price of our common stock acquired on each purchase date will be no less than 85% of the lower of (i) the closing market price per share of our common stock on the first day of the applicable purchase period or (ii) the closing market price per share of our common stock on the purchase date at the end of the applicable six-month purchase period.

Payroll Deductions and Stock Purchases.    Each participant may elect to have a percentage of eligible compensation between 1% and 15% withheld as a payroll deduction per pay period. The accumulated deductions will automatically be applied on each purchase date to the purchase of shares of our common stock at the purchase price in effect for that purchase date. No more than                 shares of our common stock may be purchased by an ESPP participant on any purchase date. For purposes of the ESPP, eligible compensation means base gross earnings, commissions and overtime pay paid to a participant, but excludes bonuses, company 401(k) contributions and income with respect to equity-based awards.

Special Limitations.    The ESPP imposes certain limitations upon a participant’s right to acquire our common stock, including the following:

•

purchase rights may not be granted to any individual who owns stock (including stock purchasable under any outstanding purchase rights) possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any of our subsidiaries; and

•

a participant may not be granted rights to purchase more than $25,000 worth of our common stock (valued at the time each purchase right is granted) for each calendar year in which such purchase rights are outstanding.

Withdrawal or Termination of Purchase Rights.    A participant may withdraw from the ESPP at any time, and his or her accumulated payroll deductions will be promptly refunded. A participant’s purchase right will immediately terminate upon his or her cessation of employment for any reason. Any payroll deductions that the participant may have made for the purchase period in which such cessation of employment occurs will be refunded and will not be applied to the purchase of common stock.

Transferability.    No purchase rights will be assignable or transferable by the participant, except by will or the laws of descent and distribution.

Corporate Transactions.    If our company is acquired by merger, consolidation or other reorganization, or sells all or substantially all its assets, each right to acquire shares on any purchase date scheduled to occur after the date of the consummation of the acquisition transaction shall be continued or assumed or an equivalent right shall be substituted by the surviving or successor corporation or its parent or subsidiary. If those rights are not continued, assumed or substituted, then our board of directors may terminate the ESPP or shorten the purchase period then in progress by setting a new purchase date to occur prior to the transaction.

Share Proration.    Should the total number of shares of common stock to be purchased pursuant to outstanding purchase rights on any particular purchase date exceed the number of shares remaining available for issuance under the ESPP at that time, then the compensation committee will make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis.

Amendment.    Our board of directors may at any time amend or suspend the ESPP. However, our board of directors may not, without stockholder approval, amend the ESPP to (i) increase the number of shares issuable under the ESPP outside of the automatic share increase feature, or (ii) effect any other change in the ESPP that would require stockholder approval under applicable law or to maintain compliance with Code Section 423.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, beginning on the first day of the month following commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $18,000 in 2015, and have the amount of the reduction contributed to the 401(k) plan. Participants who are at least 50 years old also can make “catch-up” contributions, which in 2015 may be up to an additional $5,500 above the statutory limit. We also currently make discretionary matching contributions to our 401(k) plan equal to         % of the employee contributions up to         % of the employee’s salary, subject to the statutorily prescribed limit, equal to $18,000 in 2015. The match immediately vests in full.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Prior to the closing of this offering, we intend to obtain a general liability insurance policy that covers certain liabilities of our directors and executive officers arising out of claims based on acts or omissions in their capacities as directors or executive officers. In addition, we have entered into indemnification agreements with our directors and intend to enter into such agreements with each of our executive officers. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Management,” we have been a party to the following transactions since January 1, 2012, in which the amount exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

2011 – 2014 Bridge Financing

Between February 2011 and February 2014, we issued unsecured convertible promissory notes in an aggregate principal amount of $9,125,000, or the 2011–2014 bridge financing. The notes were subject to automatic conversion in a qualified financing at the price per share at which we sell and issue such shares in the qualified financing. The notes were converted into Series B convertible preferred stock in July 2014. The participants in the 2011–2014 bridge financing included beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, as set forth below.

Participants	Principal Amount
Care Capital Investments III, LP and its affiliates(1)	$3,230,000
A. M. Pappas Life Science Ventures III, L.P. and its affiliates(2)	1,900,000
Domain Partners VI, L.P.	2,475,000
Triathlon Medical Ventures Fund, L.P.	760,000
Pearl Street Venture Fund, L.P.	760,000

Total	$9,125,000

December 2014 Bridge Financing

In December 2014, we issued unsecured convertible promissory notes in an aggregate principal amount of $200,000, or the 2014 bridge financing. The notes were subject to automatic conversion in a qualified financing at the price per share at which we sell and issue such shares in the qualified financing. The notes were converted into Series C convertible preferred stock in January 2015 in connection with the Series C financing. The participants in the 2014 bridge financing included beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, as set forth below.

Participants	Principal Amount
Care Capital Investments III, LP and its affiliates(1)	$50,600
A. M. Pappas Life Science Ventures III, L.P. and its affiliates(2)	55,200
Domain Partners VI, L.P.	72,200
Triathlon Medical Ventures Fund, L.P.	22,000

Total	$200,000

(1)	These promissory notes were purchased by Care Capital Investments III, LP and Care Capital Offshore Investments III, LP
(2)	These promissory notes were purchased by A. M. Pappas Life Science Ventures III, L.P. and PV III CEO Fund, L.P.

Sale of Preferred Stock

In January 2015, we sold the following beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, shares of our Series C preferred stock at the price of $0.20981325 per share, resulting in gross proceeds of $36.9 million for all shares.

Purchasers	Shares of Series C preferred stock	Total purchase price
Care Capital Investments III, LP and its affiliates(1)	13,253,873	$2,780,838
A. M. Pappas Life Science Ventures III, L.P. and its affiliates(2)	14,470,098	$3,036,018
Domain Partners VI, L.P.	18,915,566	$3,968,736
Triathlon Medical Ventures Fund, L.P.	5,788,039	$1,214,407
Novo A/S	71,492,149	$15,000,000
TVM Life Science Ventures VII L.P.	40,512,218	$8,500,000

Total	164,431,943	$34,500,000

(1)	These shares were purchased by Care Capital Investments III, LP and Care Capital Offshore Investments III, LP
(2)	These shares were purchased by A. M. Pappas Life Science Ventures III, L.P. and PV III CEO Fund, L.P.

In addition to the shares of Series C preferred stock sold in the financing, as further inducement to participate, current holders of our Series A and Series B preferred stock that participated in the Series C preferred stock offering were granted additional shares of Series A and Series B preferred stock. Those holders included the following affiliated funds of our directors:

Holders	Shares of Series A preferred stock	Shares of Series B preferred stock
Care Capital Investments III, LP and its affiliates(1)	—	39,719,696
A. M. Pappas Life Science Ventures III, L.P. and its affiliates(2)	20,000,000	23,364,524
Domain Partners VI, L.P.	26,052,632	30,634,232
Triathlon Medical Ventures Fund, L.P.	8,000,000	9,345,808

Total	48,052,632	103,334,260

(1)	These shares were granted to Care Capital Investments III, LP and Care Capital Offshore Investments III, LP
(2)	These shares were purchased by A. M. Pappas Life Science Ventures III, L.P. and PV III CEO Fund, L.P.

Voting Agreement

The election of our board of directors is governed by a voting agreement that we entered into with certain holders of our capital stock and related provisions of our certificate of incorporation. The voting agreement requires the stockholders party to this agreement to vote in favor of nominees of (i) the holders of the Series C preferred stock, who designate two directors, known as the Series C directors; (ii) Care Capital LLC, Care Capital Investments III, L.P., Care Capital Offshore Investments III, LP and their affiliates, or Care Capital, which designates one director; (iii) Domain Partners VI, L.P. and its affiliates, or Domain, which designates one director; (iv) A. M. Pappas Life Science Ventures III, L.P. and its affiliates, or Pappas; and (v) the Series C directors, which designates one director who is not otherwise an affiliate of us or of any investor with such designee requiring approval by the majority of the other directors. Our chief executive officer also is to be elected to the board of directors. The holders of the Series C preferred stock have nominated Luc E. J. Marengere and Martin W. Edwards; Care Capital has nominated Richard J. Markham; Domain has nominated Jesse I. Treu; and Pappas has nominated Arthur M. Pappas.

The voting agreement also provides for drag-along rights requiring the stockholders party to this agreement to participate in a sale of our company if the sale is approved by a certain percentage of the stockholders party to the agreement.

Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the other rights granted under this agreement.

Right of First Refusal and Co-Sale Agreement

We are party to a right of first refusal and co-sale agreement pursuant to which our preferred stockholders, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, are granted a right of first refusal to purchase shares of our capital stock held by the stockholders party to this agreement and rights of co-sale in the event of a sale of our capital stock held by the stockholders party to this agreement. The right of first offer and co-sale agreement, and the associated rights described therein, will terminate upon the closing of this offering.

Investors’ Rights Agreement

We are party to an investors’ rights agreement that provides holders of our preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investors’ rights agreement also provides for a right of first offer in favor of certain holders of our stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon, the closing of this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Management Rights Agreements

We have entered into management rights agreements with each of the following investors, and any affiliate thereof:

•	A. M. Pappas Life Science Ventures III, L.P.;

•	Care Capital LLC, Care Capital Investments II, LP and Care Capital Offshore Investments III, LP;

•	Domain Partners VI, L.P.;

•	Pearl Street Venture Fund, L.P.;

•	Novo A/S;

•	SICAV Club d’inversors Montserrat, Auriga Investors Montserrat Global Fund and Auriga Global Investors SV, SA; and

•	TVM Life Science Ventures VII, L.P.

Under these management rights agreements, the above-named investors are entitled to certain contractual management rights, including rights to non-public financial information, inspection rights and other rights specified therein. Upon the closing of this offering, the management rights agreements, and the rights described therein, will terminate and be of no further effect.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into indemnification agreements with our directors and intend to enter into such agreements with each of our executive officers. For more information regarding these agreements, see “Description of Capital Stock—Limitation of Liability of Directors and Indemnification.”

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive Compensation— Employment Agreements.”

Change in Control Agreements

Certain of our executive officers are entitled to change in control benefits pursuant to the terms of their employment agreements, as described in greater detail in “Executive Compensation—Potential Payments Upon Termination or Change-In-Control.”

Executive Compensation Awards

We have approved equity compensation awards for our officers and directors to be made upon the closing of this offering. These are described in greater detail in “Executive Compensation—Stock Option and Other Compensation Plans.”

Policy for Approval of Related Party Transactions

Prior to the closing of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Our related person policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of                 , 2015 by each person known by us to beneficially own more than 5% of our common stock, each of our directors, each of our named executive officers and all of our named executive officers and directors as a group.

The column entitled “Percentage of shares beneficially owned—Before offering” is based on              shares of our common stock outstanding as of the date of the table, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering. The column entitled “Percentage of shares beneficially owned—After offering” is based on shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable, or will become exercisable within 60 days of                 , 2015, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is 15 New England Executive Park, Burlington, Massachusetts 01803, c/o CoLucid Pharmaceuticals, Inc. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Percentage of Shares Beneficially Owned
Number of shares beneficially owned
Name		Before offering	After offering
5% Stockholders
Care Capital Investments III, LP, 47 Hulfish Street, Princeton, NJ 08542
Novo A/S Tuborg Havnevej 19, 2900 Hellerup, Denmark
Domain Partners VI, L.P., One Palmer Square, Princeton, NJ 08542
A. M. Pappas Life Science Ventures III, L.P., 2520 Meridian Parkway, Suite 400, Durham, NC 27713
TVM Life Science Ventures VII L.P., 2 Place Alexis Nihon, Suite 902 3500 Blvd De Maisonneuve West, Westmount, Quebec H3Z 3C1, Canada
Triathlon Medical Ventures Fund, L.P., 300 East Business Way, Suite 200, Cincinnati, OH 45241

Percentage of Shares Beneficially Owned
Number of shares beneficially owned
Name		Before offering	After offering
Executive Officers and Directors
Thomas P. Mathers
Matthew D. Dallas
Nadia M. Rupniak, Ph.D.
Bernice Kuca
Linda C. Hogan
Martin Edwards, M.D., M.B.A.
Luc Marengere, Ph.D.
Richard J. Markham
Arthur M. Pappas
Jesse I. Treu, Ph.D.
Executive Officers and Directors as a group (10 persons)

*	Indicates ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the closing of the offering. We refer you to the form of our amended and restated certificate of incorporation and to the form of our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

Prior to the closing of this offering, our authorized capital stock consists of (i) 600,000,000 shares of common stock, par value $0.001 par value per share, (ii) 74,000,000 shares of Series A preferred stock, $0.001 par value per share, (iii) 136,000,000 shares of Series B preferred stock, $0.001 par value per share, and (iv) 180,000,000 shares of Series C preferred stock, $0.001 par value per share. As of                 , 2015, there were             holders of record of our common stock,              holders of record of our Series A preferred stock,              holders of record of our Series B preferred stock and              holders of record of our Series C preferred stock. As of                 , 2015, we also had outstanding options to acquire                 shares of our common stock.

Upon the closing of this offering and the filing of the amended and restated certificate of incorporation, our authorized capital stock will consist of (i)                 shares of common stock, par value $0.001 per share, and (ii)                 shares of undesignated preferred stock, par value $0.001 per share.

Upon the closing of this offering, all currently outstanding shares of our preferred stock will be converted into shares of a single class of common stock. Immediately following the closing of this offering, we expect to have                 shares of common stock and no shares of preferred stock outstanding (or                 shares of common stock and no shares of preferred stock outstanding if the underwriters exercise in full their option to purchase additional shares from us).

Common Stock

Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law. We have not provided for cumulative voting for the election of directors. As a result, the holders of a plurality of the voting shares will be able to elect all of the directors then standing for election, if they should so choose. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights.

Preferred Stock

Our amended and restated certificate of incorporation provides that we may issue up to                 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

Following the closing of this offering, the holders of our common stock issued upon conversion of our preferred stock or their permitted transferees are entitled to certain rights with respect to registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the closing of this offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three-month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights.    Following the closing of this offering, the holders of an aggregate of shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request at any time more than 180 days after the effective date of the registration statement of which this prospectus forms a part of holders of at least 30% of the shares that are entitled to registration rights under the investors’ rights agreement (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10 million), to register, within 60 days after receiving such request, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We will not be required to effect a demand registration during the period from 60 days prior to the filing to 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights.    Following the closing of this offering, the holders of an aggregate of                 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account after the closing of this offering, the holders of these shares are entitled to include their shares in the registration upon written request made within 20 days after notice of such registration is mailed by us. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement.

Form S-3 Registration Rights.    Following the closing of this offering, the holders of an aggregate of                 shares of our common stock, or their permitted transferees, are entitled to certain Form S-3 registration rights, upon the written request of the holders of at least 20% of the shares that are entitled to registration rights under the investors’ rights agreement and so long as the aggregate amount of shares to be offered and sold under such registration statement on Form S-3 is at least $5 million (net of any underwriting discounts or commissions). We are only obligated to file up to two registration statements on Form S-3 within a 12-month period. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 60 days under certain circumstances.

Additional Registration Rights.    In addition to the registration rights provided by the investors’ rights agreement, we are party to certain side agreements with certain holders of our common stock providing for registration rights. Following the closing of this offering, the holders of                 shares of our common stock are entitled to certain piggyback registration rights. If we register any of our securities for our own account, we must give notice of such registration to the holders and register all of the shares of common stock that the holders request to be included in such registration. The holders are responsible for the fees and expenses of their counsel and all other customary selling expenses, such as underwriting discounts and commissions.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control of our company or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to                 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	provide that directors may only be removed for cause by the holders of at least three-fourths of the voting power of the shares eligible to vote for directors;

•

provide that a special meeting of stockholders may be called only by our chief executive officer, the chairman of our board of directors or by a resolution adopted by a majority of our board of directors;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an election of directors;

•

provide that, to the fullest extent permitted by law, a stockholder reimburse us for all fees, costs and expenses incurred by us in connection with a proceeding initiated by such stockholder in which such stockholder does not obtain a judgment on merits that substantially achieves the full remedy sought;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

•

do not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located in the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any or all intracorporate claims, which shall include claims, including claims in the right of the company, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity, or (ii) as to which Title 8 of the Delaware General Corporation Law confers jurisdiction upon the Delaware Court of Chancery. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Limitation on Liability of Directors and Indemnification.    Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether the Delaware General Corporation Law permits indemnification. We intend to obtain a directors’ and officers’ liability insurance policy prior to the closing of this offering.

We entered into separate indemnification agreements with our directors and officers, in addition to the indemnification provisions set forth in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her services as one of our directors or officers, including services provided to any future subsidiary or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

NASDAQ Stock Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CLCD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, based on our outstanding shares as of                 , 2015, and assuming no exercise of outstanding options, we will have outstanding an aggregate of                 shares of our common stock (                 shares if the underwriters’ option to purchase additional shares is exercised in full). Of these shares, all of the shares sold in this offering (plus any shares sold as a result of the underwriters’ exercise of their option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining                 shares of common stock to be outstanding after this offering will be “restricted securities” under Rule 144. Of these restricted securities,                 shares will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to lock-up agreements. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

Lock-up Agreements

All of our officers and directors, and holders of shares of our common stock and holders of shares of our common stock issuable upon exercise of outstanding options have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without our prior written consent or, in some cases, the prior written consent of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated.

Rule 144

Affiliate resales of restricted securities.    In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 also are subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities.    In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and shares of common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans on or shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

After the closing of this offering, holders of                 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities;

•	tax-exempt organizations or governmental organizations;

•	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person,” a partnership, or an entity disregarded as separate from its owner, each for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (ii) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS

Form W-8BEN or W-8BEN-E claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN, W-8BEN-E or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The withholding provisions described above will generally apply to payments of dividends made any time and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. We have also agreed to reimburse the underwriters for certain expenses, including an amount not to exceed $             in connection with the clearance of this offering with the Financial Industry Regulatory Authority, as set forth in the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	dispose of or otherwise transfer any shares of our common stock;

•	demand that we file a registration statement related to our common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “CLCD.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom.    Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong.    The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Switzerland.    The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates.    This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France.    This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

•	the transaction does not require a prospectus to be submitted for approval to the AMF;

•

persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

•

the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Faegre Baker Daniels LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statements included in this prospectus and elsewhere in the Registration Statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. Upon the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

CoLucid Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of CoLucid Pharmaceuticals, Inc. (a Delaware corporation) (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CoLucid Pharmaceuticals, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Charlotte, North Carolina

February 23, 2015

COLUCID PHARMACEUTICALS, INC.

Balance Sheets

December 31, 2014 and 2013

	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$204,362	$333,002
Prepaid insurance	22,704	—

Total current assets	227,066	333,002

Deferred financing costs	66,187	—
Other assets	—	1,821

Total assets	$293,253	$334,823

Liabilities
Current liabilities:
Accounts payable	$306,396	$54,928
Accrued expenses	75,158	13,372
Convertible notes payable	200,000	8,624,500
Accrued interest payable	—	1,547,997

Total current liabilities	581,554	10,240,797

Deferred revenue	1,500,000	—

Total liabilities	2,081,554	10,240,797

Commitments and contingencies (Note 6)

Stockholders’ deficit
Series A convertible preferred stock; $0.001 par value, 16,500,000 shares authorized; 15,513,158 and 16,043,256 shares issued and outstanding as of December 31, 2014 and 2013 (liquidation preference of $24,254,930 and $23,800,280 at December 31)	15,388,287	15,918,384
Series B convertible preferred stock; $0.001 par value, 29,000,000 shares authorized; 28,102,517 and 19,659,742 shares issued and outstanding as of December 31, 2014 and 2013 (liquidation preference of $46,790,825 and $34,165,432 at December 31)	34,890,584	24,350,620
Common stock, $0.001 par value; 55,000,000 shares authorized; 5,853,097 and 4,898,378 shares issued and outstanding as of December 31, 2014 and 2013	5,853	4,898
Additional paid-in capital	2,405,298	1,345,139
Accumulated deficit	(54,478,323)	(51,525,015)

Total stockholders’ deficit	1,788,301	9,905,974

Total liabilities and stockholders’ deficit	$293,253	$334,823

See accompanying notes to financial statements

COLUCID PHARMACEUTICALS, INC.

Statements of Operations and Comprehensive Loss

For the years ended December 31, 2014 and 2013

	Year ended December 31,
	2014	2013
Revenues	$—	$—

Operating expenses:
Research and development	1,168,938	651,660
General and administrative	1,140,953	911,757

Total operating expenses	2,309,891	1,563,417

Loss from operations	(2,309,891)	(1,563,417)

Other income (expense):
Interest income	1,147	575
Interest expense	(397,064)	(631,065)

Total other expense, net	(395,917)	(630,490)

Net loss before income tax expense	(2,705,808)	(2,193,907)

Income tax expense	247,500	—

Net loss	(2,953,308)	(2,193,907)

Comprehensive loss	$(2,953,308)	(2,193,907)

Per share information:
Net loss, basic and diluted	$(0.51)	$(0.53)
Weighted-average shares outstanding, basic and diluted	5,735,392	4,132,114

See accompanying notes to financial statements

COLUCID PHARMACEUTICALS, INC.

Statements of Changes in Stockholders’ Deficit

For the years ended December 31, 2014 and 2013

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of January 1, 2013	16,500,000	$16,375,128	20,025,605	$24,807,363	4,075,771	$4,075	$422,279	$(49,331,108)	$(7,722,263)
Conversion of preferred stock to common	(456,744)	(456,744)	(365,863)	(456,743)	822,607	823	912,664	—	—
Share-based compensation	—	—	—	—	—	—	10,196	—	10,196
Net loss	—	—	—	—	—	—	—	(2,193,907)	(2,193,907)

Balance as of December 31, 2013	16,043,256	$15,918,384	19,659,742	$24,350,620	4,898,378	$4,898	1,345,139	$(51,525,015)	$(9,905,974)
Conversion of preferred stock to common	(530,098)	(530,097)	(424,621)	(530,097)	954,719	955	1,059,239	—	—
Conversion of promissory notes to Series B	—	—	8,867,396	11,070,061	—	—	—	—	11,070,061
Share-based compensation	—	—	—	—	—	—	920	—	920
Net loss	—	—	—	—	—	—	—	(2,953,308)	(2,953,308)

Balances as of December 31, 2014	15,513,158	$15,388,287	28,102,517	$34,890,584	5,853,097	$5,853	$2,405,298	$(54,478,323)	$(1,788,301)

See accompanying notes to financial statements

COLUCID PHARMACEUTICALS, INC.

Statements of Cash Flows

For the years ended December 31, 2014 and 2013

	Year ended December 31,
	2014	2013
Cash flows from operating activities
Net loss	$(2,953,308)	$(2,193,907)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,821	228
Share-based compensation	920	10,196
Interest accrued on convertible notes	397,064	631,065
Changes in operating assets and liabilities:
Prepaid expenses	(22,704)	—
Accounts payable	251,468	38,214
Accrued expenses	61,786	8,605
Deferred revenue	1,500,000	—

Net cash used in operating activities	(762,953)	(1,505,599)

Cash flows from investing activities
Purchase of property and equipment	—	(2,049)

Net cash used in investing activities	—	(2,049)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	700,500	1,124,500
Financing costs	(66,187)	—

Net cash provided by financing activities	634,313	1,124,500

Net decrease in cash and cash equivalents	(128,640)	(383,148)
Cash and cash equivalents as of beginning of year	333,002	716,150

Cash and cash equivalents as of end of year	$204,362	$333,002

Supplemental schedule of non-cash financing activities
Conversion of convertible debt and accrued interest to to preferred stock	$11,070,061	$—

Conversion of preferred stock to common	$1,060,194	$913,487

Income taxes paid	$247,500	$—

See accompanying notes to financial statements

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

NOTE 1:	DESCRIPTION OF THE BUSINESS

CoLucid Pharmaceuticals, Inc. (the “Company”) is a Phase 3 clinical-stage biopharmaceutical company that is developing an innovative and proprietary small molecule for the acute treatment of migraine headaches. The Company’s product candidates utilize the first new mechanism of action in the last twenty years that could address the unmet needs of migraine patients, including those with cardiovascular risk factors or stable cardiovascular disease and those who are dissatisfied with existing therapies. Lasmiditan, the Company’s lead product candidate, is an oral tablet for the acute treatment of migraine headaches in adults without the clinical limitations associated with the most commonly used therapies. The Company is also developing intravenous lasmiditan, or IV lasmiditan, for the acute treatment of unspecified headache pain in adults in emergency room and other urgent care settings, another significant unmet medical need.

The Company is conducting its first pivotal Phase 3 randomized, double-blind, placebo-controlled clinical trial of lasmiditan, under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration with top-line data expected in the third quarter of 2016.

The Company has funded its operations primarily through the issuance of preferred stock and convertible notes. The Company expects to continue to incur losses for the foreseeable future.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As of December 31, 2014, the Company had cash and cash equivalents of $204,362 and negative working capital of $354,488. In January 2015, the Company received $36,900,000 in cash from the issuance of Series C redeemable convertible preferred stock (see Note 8). The Company currently has no revenues and is dependent on debt and equity financing to support operations. Current cash balances are sufficient to support the operations of the Company for at least one year past the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company’s cash balances generally exceed Federal Deposit Insurance Corporation limits.

Deferred Financing Costs

Deferred financing costs of $66,817 will be netted against the proceeds from the issuance of Series C preferred stock in January 2015.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Accrued Expenses

As part of the process of preparing the Company’s financial statements, it is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service if the Company has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company’s service providers invoice it monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known to it at that time. The Company periodically confirms the accuracy of its estimates with the service providers and make adjustments if necessary. The significant estimates in its accrued research and development expenses include fees due in connection with research and development activities for which it has not yet been invoiced.

Accrued expenses consist of the following:

	December 31,
	2014	2013
Accrued legal	$34,213	$—
Accrued research and development expenses	29,860	—
Other accrued liabilities	11,085	13,372

	$75,158	$13,372

Revenue Recognition and Deferred Revenue

The Company has not generated any operating revenues since inception. In 2014, the Company received an initial $1,500,000 upfront payment in connection with its distribution and supply agreement (see Note 6) which is reflected in deferred revenue and will be recognized as revenue after the commercialization of lasmiditan.

Research and Development

Research and development expenses consist of the costs associated with research and discovery activities, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Research and development expenses consist of:

•	employee salaries and related expenses for the personnel involved in the Company’s drug discovery and development activities;

•	external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites;

•	expenses incurred to manufacture clinical trial materials; and

•	license fees for and milestone payments related to in-licensed products and technologies.

The Company expenses research and development costs as incurred. Conducting a significant amount of research and development is central to the Company’s business model. Product candidates in late stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of late stage clinical trials. The Company plans to increase research and development expenses for the foreseeable future as it seeks to complete development of lasmiditan.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Intellectual Property

The Company believes intellectual property is important to its business. The Company’s policy is to file patent applications to protect technology, inventions and improvements that are considered important to the development of its business. The costs of internally developed patents are expensed as incurred.

The cost of intellectual property that is acquired for use in a particular research and development project and that has no alternative future use is expensed as research and development costs as incurred.

Foreign Currency

The Company maintains foreign bank accounts in Euros and British Pounds for transactions relating to research and development contracts with foreign entities. This resulted in a net loss of $4,028 for the year ended December 31, 2014 and a net gain of $578 for the year ended December 31, 2013, which are included in research and development expense. The Company has $24,513 and $29,064 in bank accounts denominated in foreign currencies as of December 31, 2014 and 2013, respectively.

Related-Party Transactions

Certain expenses of investors in the Company (primarily related to travel) totaling approximately $4,810 and $3,280, were reimbursed to those investors during the years ended December 31, 2014 and 2013, respectively, and are reflected in general and administrative expenses. The Company’s patent counsel is a minority stockholder of common stock. Fees to patent counsel in the normal course of business amounted to $116,582 and $133,552, for the years ended December 31, 2014 and 2013, respectively. A firm which provides accounting services to the Company is a minority stockholder of common stock. Fees to this firm in the normal course of business amounted to $71,961 and $41,895 for the years ended December 31, 2014 and 2013, respectively. A total of $31,777 and $14,626 in accounts payable as of December 31, 2014 and 2013, respectively, are due to related parties.

Fair Value of Financial Instruments

The carrying amount of certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable, accrued expenses and convertible debt approximates fair value due to their short maturities.

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair value should be based on the assumptions that market participants would use when pricing an asset or liability and is based on a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to the Company’s assumptions (unobservable inputs). Fair value measurements should be disclosed separately by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with established fair value hierarchy.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Fair value measurements for assets and liabilities where there exists limited or no observable market data are based primarily upon estimates, and often are calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to record fair value of stock options granted to employees and non-employees. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as assets held for sale and certain other assets.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. These levels are:

Level 1	Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2	Valuations for assets and liabilities that can be obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company’s principal markets for these securities are the secondary institutional markets, and valuations are based on observable market data in those markets.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and are not based on market exchange or dealer- or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Stock-Based Compensation

The Company utilizes the fair value method of accounting for stock-based compensation which requires all such compensation, including the grant of employee stock options, to be recognized in the statement of operations based on its fair value at the measurement date, which is generally the grant date. The expense associated with stock-based compensation is recognized on a straight-line basis over the requisite service period of each award.

For stock-based compensation granted to non-employees, the measurement date is generally considered to be the date when all services have been rendered or the date that options are fully vested.

The Company recorded stock-based compensation of $920 and $10,196 for the years ended December 31, 2014 and 2013, respectively. There were no options granted during the years ended December 31, 2014 and 2013; however, there were modifications of grants to a nonemployee in 2014 and 2013 to extend the term.

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

represents the average time options that vest are expected to be outstanding. The Company does not have sufficient history of exercise of stock options to estimate the expected term of employee stock options and thus continues to calculate expected life based on the mid-point between the vesting date and the contractual term in accordance with the simplified method allowed by the Securities and Exchange Commission’s Staff Accounting Bulletin 110. The expected term for share-based compensation granted to non-employees is the contractual life. The risk-free rate is based on the U.S. Treasury yield curve during the expected life of the option.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option modified is estimated using a Black-Scholes option-pricing model as follows:

	2014	2013
Estimated dividend yield	0%	0%
Expected stock-price volatility	70%	69%
Weighted average risk-free interest rate	0.12%	0.12%
Expected life of options (in years)	0.5	0.6

Due to the absence of an active market for the Company’s common stock, the fair value of common stock was determined by the board of directors with the assistance of a third-party valuation specialist. The valuations were based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, including:

•

the prices at which the Company most recently sold preferred stock and the rights, preferences, and privileges of the preferred stock compared to those of the Company’s common stock, including the liquidation preferences of the preferred stock;

•	the status of the Company’s research and development efforts, including the status of clinical trials and regulatory status and interactions with regulatory authorities; and

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an initial public offering or a strategic merger or sale of the Company.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax base of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorizes based on the technical merits of the position.

Valuation allowances are established when the Company determines that it is more likely than not that some portion of a deferred tax asset will not be realized. The Company has incurred operating losses since inception and, therefore, has not recorded any income tax benefit associated with the corresponding deferred tax asset since realization of these benefits could not be reasonably assured.

If necessary, the Company classifies tax-related interest and penalties as a component of tax expense.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Net Loss Available to Common Shareholders

Given the Company’s net loss position, there are no potential transactions or stock issuances which could cause dilution of the weighted-average common shares outstanding for the years ended December 31, 2014 and 2013. Potentially dilutive shares excluded from the calculation were 45,400,895 and 46,699,839 for the years ended December 31, 2014 and 2013, respectively.

	Year Ended December 31,
	2014			2013
	Shares	Net Loss	EPS	Shares	Net Loss	EPS
Net loss per share	5,735,392	$(2,953,308)	$(0.51)	4,132,114	$(2,193,907)	$(0.53)

New Accounting Standards Adopted

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The accounting standards update provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not intend to early adopt this standard. The Company does not anticipate that the adoption of this standard will have an impact on its financial condition.

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU,”) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, which eliminates the financial reporting distinction between development stage entities and other reporting entities from accounting principles generally accepted in the United States. The Company has early adopted, as allowed by the new guidance, such that these financial statements no longer present the disclosures previously required for development stage entities. The effect of other amendments to U.S. GAAP provided in the new guidance did not have an impact on the financial statements.

In July 2013, the FASB issued ASU No. 2013-11 Income Taxes: Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exits, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company adopted this guidance at the beginning of the first quarter of fiscal year 2014. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or related financial statement disclosures.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Accounting Standards Codification (“ASC”) 718, as it relates to awards with performance conditions that affect vesting to account for such awards. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in ASU 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The Company believes the adoption of this guidance will not have a material effect on its consolidated financial statements.

NOTE 3: CONVERTIBLE	NOTES

In 2011, the Company signed a Convertible Note Purchase Agreement in the amount of $6,500,000 with 8% interest per annum on the principal. In July 2011, the Convertible Note Purchase Agreement was amended to increase the aggregate principal amount to be issued under the agreement to $9,500,000.

Subject to the terms and conditions of the agreement, an initial closing of $2,000,000 was funded on February 25, 2011, the second closing of $1,500,000 was funded on June 15, 2011, the third closing of $4,000,000 was funded on August 23, 2011, the fourth closing of $750,000 was funded on July 8, 2013, the fifth closing of $374,500 was funded on December 5, 2013 and the final closing of $500,500 was funded on February 14, 2014.

All notes originally were to mature on February 25, 2012, however, through multiple amendments, the maturity was extended to August 2014.

The notes were subject to an automatic conversion in a qualified financing at a 10% discount to the price per share at which the Company sells and issues such shares in the qualified financing and were convertible into Series B convertible preferred stock at the option of the holder at $1.2484 per share. In July 2014, the principal and interest on the notes were converted to Series B convertible preferred stock (see Note 4).

In December 2014, the Company entered into a Convertible Note Purchase Agreement with certain investors to provide up to $1,000,000 bridge loan financing. The initial closing of $200,000 was funded

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

on December 15, 2014. The note was subject to automatic conversion in a qualified financing at the price per share at which the Company sells and issues such shares in the qualified financing. The note was converted into Series C redeemable convertible preferred stock on January 12, 2015 (see Note 8).

NOTE 4:	STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

In 2005, the Company issued 8,250,000 shares of Series A convertible preferred stock at $1.00 per share for cash proceeds of $8,250,000, less related issuance costs of $90,682.

In 2007, the Company issued 8,250,000 shares of Series A convertible preferred stock at $1.00 per share for cash proceeds of $8,250,000, less related issuance costs of $34,190.

In 2008, the Company issued 8,971,481 shares of Series B convertible preferred stock at $1.2484 per share for cash proceeds of $11,199,997, less related issuance costs of $164,431.

In 2009, the Company issued 3,684,710 and 3,684,708 shares of Series B convertible preferred stock at $1.2484 per share for cash proceeds of $4,599,992 and $4,599,989, less related issuance costs of $23,436.

In 2010, the Company issued 3,684,706 shares of Series B convertible preferred stock at $1.2484 per share for cash proceeds of $4,599,987, less related issuance costs of $4,736.

In December 2013, for reason of non-participations in the fifth tranche of the Company’s convertible notes, the pay-to-play provisions resulted in a conversion of preferred stock shares for one investor. The investor surrendered stock certificates for 456,744 shares of Series A convertible preferred stock and 365,863 shares of Series B convertible preferred stock which were converted for 822,607 shares of common stock.

In February 2014, for reason of non-participations in the sixth tranche of the Company’s convertible notes, the pay-to-play provisions resulted in a conversion of preferred stock shares for one investor. The investor surrendered stock certificates for 530,098 shares of Series A convertible preferred stock and 424,621 shares of Series B convertible preferred stock which were converted for 954,719 shares of common stock.

In July 2014, the Company issued 8,867,396 shares of Series B convertible preferred stock at $1.2484 per share upon the conversion of convertible notes with total principal of $9,125,000 and accrued interest of $1,945,061.

Voting

The holders of the convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each share of convertible preferred stock entitles its holder to the number of votes equal to the number of shares of common stock into which such preferred share is convertible at the time of such vote.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Dividends

After December 14, 2007, the holders of the Series A convertible preferred stock are entitled to receive, when and as declared by the board of directors and out of funds legally available, cumulative dividends at the rate of $0.08 per annum per share. The holders of Series B convertible preferred stock are entitled to receive, when and as declared by the board of directors and out of funds legally available, cumulative dividends at the rate of $0.10 per annum per share starting on the issuance date. Dividends are payable to the holders of the Series B convertible preferred stock in preference and priority to any payment of any dividend on Series A convertible preferred stock and then common stock. Since inception, no dividends have been declared or paid.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, holders of the Series B convertible preferred stock are entitled to be paid out before any payment will be made to the Series A preferred or common stockholders. The Series A convertible preferred stockholders are entitled to be paid before any payment will be made to the common stockholders. Any remaining assets will be distributed to the holders of convertible preferred stock and common stock ratably based on the number of shares held by each stockholder.

The convertible preferred stockholders are to be paid an amount equal to $1.2484 per share for the Series B and $1.00 per share of Series A convertible preferred stock plus accrued dividends, whether or not declared, subject to any stock dividend, stock split, combination or other similar recapitalization affecting such shares. Convertible preferred stock participates on a converted basis in distributions of remaining assets up to a maximum total distribution of $3.00 plus accrued dividends for each share of Series A and $3.7452 plus accrued dividends for each share of Series B. If the maximum total distribution would yield less than simply converting to common stock prior to liquidation, then the holders of convertible preferred stock will receive payment based on the assumed conversion.

The acquisition of the Company by another entity in which the stockholders of the Company immediately prior to the acquisition do not retain at least 50% of the total voting power of the surviving entity or after which such other entity holds more than 50% of the voting power of the Company’s outstanding capital stock, or a sale, exclusive license or other disposition of all or substantially all assets of the Company is treated as a liquidation event for the purpose of triggering the liquidation preference described above. The treatment of any particular transaction or series of transactions as a liquidation event may be waived by the vote or written consent of the requisite holders of preferred stock.

Conversion

Each share of convertible preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective convertible preferred stock issue price by the conversion price in effect at the time. The initial conversion price of Series B convertible preferred stock is $1.2484 per share and Series A convertible preferred stock is $1.00 per share and both are subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Amended and Restated Certificate of Incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $3.75 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate proceeds raised exceed $30,000,000 or the affirmative vote of the holders of a majority of the then-outstanding shares of convertible preferred stock voting as a single class.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Protective Provisions

The Company is subject to restrictions on its ability to pay dividends, to sell assets, to change its capital structure, to merge with another company, to borrow money and to take certain other actions unless it obtains the approval of its convertible preferred stockholders. These restrictions are set forth in the Company’s Second Amended and Restated Certificate of Incorporation.

Common Stock

At inception, the Company sold 100 shares of common stock at $0.001 per share to investors.

In 2005, the Company issued 1,928,572 shares of common stock valued at $192,857 in connection with the acquisition of intellectual property.

In 2007, the Company issued 2,077,548 shares of common stock valued at $51,400 in connection with the acquisition of intellectual property.

In 2008, options for 69,551 shares of common stock were exercised for $6,955 by an officer.

In December 2013, $913,487 of convertible preferred stock was converted for 822,607 shares of common stock.

In February 2014, $1,060,194 of convertible preferred stock was converted to 954,719 shares of common stock.

Dividends

The holders of common stock shall be entitled to receive dividends from time to time as may be declared by the board of directors and are subject to any preferential dividend rights of any then-outstanding convertible preferred stock.

Voting

The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the stockholders of the Company. There shall be no cumulative voting.

Liquidation

Holders of the convertible preferred stock are entitled to be paid before any payment will be made to the common stockholders. Any remaining assets will be distributed to the holders of convertible preferred stock and common stock ratably based on the number of shares held by each stockholder.

The convertible preferred stockholders are to be paid an amount equal to $1.2484 per share for the Series B and $1.00 per share of Series A convertible preferred stock plus accrued dividends, whether or not declared, subject to any stock dividend, stock split, combination or other similar recapitalization affecting such shares. Convertible preferred stock participates on a converted basis in distributions of remaining assets up to a maximum total distribution of $3.00 plus accrued dividends for each share of Series A and $3.7452 plus accrued dividends for each share of Series B. If the maximum total distribution would yield less than simply converting to common stock prior to liquidation, then the holders of

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

convertible preferred stock will receive payment based on the assumed conversion. The sale of the Company via merger or asset sale is deemed a liquidation event unless the holders of the convertible preferred stock elect otherwise.

Stock Options

During February 2006, the Company adopted the CoLucid Pharmaceuticals, Inc. Equity Incentive Plan (the Plan). A total of 4,430,449 shares of common stock were reserved for issuance under the Plan as of December 31, 2014. Of this amount, 1,100,345 shares are available for future stock option grants as of December 31, 2014. Eligible plan participants include employees, directors, and consultants. The board of directors shall determine the exercise price, term, and vesting provisions of all options at their grant date.

The following summarizes the stock option stock activity since inception:

	Available Shares	Outstanding Shares	Weighted- Average Exercise Price
Balance as of December 31, 2012	692,281	3,738,168	$0.12
Forfeited	10,000	(10,000)	0.10

Balance as of December 31, 2013	702,281	3,728,168	0.12
Expired	398,064	(398,064)	0.15

Balance as of December 31, 2014	1,100,345	3,330,104	0.11

The following table summarizes certain information about shares granted under this plan which are vested or expected to vest as of December 31, 2014 by incorporating an estimated forfeiture rate:

	Number of Options	Weighted-Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price
Outstanding	3,330,104	3	$0.11
Exercisable	3,330,104	3	0.11

The following table summarizes certain information about shares outstanding under this plan as of December 31, 2014:

Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life (In Years)	Number of Shares Exercisable
$0.100	1,572,811	1.8	1,572,811
$0.125	1,757,293	3.8	1,757,293

	3,330,104		3,330,104

As of December 31, 2014, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements as all options outstanding at December 31, 2014 are fully vested.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

The compensation expense recognized during 2014 and 2013 was the result of a modification to extend the terms to exercise.

At December 31, 2014, the aggregate intrinsic value of options outstanding and exercisable was $255,777.

NOTE 5:	INCOME TAXES

The components of income tax expense for the years ended December 31, 2014 and 2013, consist of the following:

	Year ended December 31,
	2014	2013
Domestic current expense	$—	$—
Foreign current expense(1)	247,500	—
Domestic deferred expense	—	—
Foreign deferred expense	—	—

Total income tax expense	$247,500	$—

(1)	The Company paid taxes to the Republic of South Korea in conjunction with our distribution and supply agreement with Ildong.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2014 and 2013, consist of the following:

	December 31,
	2014	2013
Current:
Deferred tax assets:
Accrued expense	$12,700	$—
Accrued vacation	1,600	—
Valuation allowance	(14,300)	—

Net deferred tax assets, current	—	—

Non-current:
Deferred tax assets:
Tax loss carryforwards	16,178,500	14,924,700
Contributions carryforward	1,700	1,700
Tax credits	1,163,700	1,384,500
Start-up costs	2,171,600	2,360,400
Patent costs and other intangibles	703,500	764,700
Fixed Assets	400	—
Stock-based compensation	13,300	13,300
Less valuation allowance	(20,232,700)	(19,449,300)

Total deferred tax assets, non-current	—	—

Total deferred tax assets (liabilities)	$—	$—

As of December 31, 2014 and 2013, the Company provided a full valuation allowance against its net deferred tax assets, since realization of these benefits could not be reasonably assured.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

As of December 31, 2014, the Company had federal and state net operating loss carryforwards of $43,337,400 and $43,750,900, respectively. These net operating loss carryforwards begin to expire in 2025 and 2021 for federal and state purposes, respectively. The utilization of the federal net operating loss carry forwards may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code, and state laws. Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of net operating loss (“NOL”) carry forwards, other tax carry forwards, and certain built-in losses upon an ownership change as defined by that section. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in the Company stock by more than 50 percentage points over a three year testing period (“Section 382 Ownership Change”). If the Company has undergone a Section 382 Ownership change, an annual limitation would be imposed on certain of the Company’s tax attributes, including NOL and capital loss carry forwards, and certain other losses. As of December 31, 2014, the Company has not performed a formal study to determine whether there are Section 382 limitations that apply.

The Company has federal research and development credits of approximately $1,163,700 available to offset future tax, which begin to expire in 2026. The Company also has federal contribution carryforwards of approximately $5,000 available to offset future taxable income, which begin to expire in 2017.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

	Year ended December 31,
	2014			2013
	Amount	% of Pretax Earnings		Amount	% of Pretax Earnings
Income tax expense at statutory rate	$(919,700)	34.0%		$(745,900)	34.0%
State income taxes, net of federal tax benefit	(89,300)	3.3%		(72,400)	3.3%
Foreign income taxes, net of federal benefit	163,400	(6.0%	)	—	0.0%
Non-deductible expenses	164,100	(6.1%	)	244,600	(11.1%	)
Credits	(42,200)	1.6%		(11,500)	0.5%
Change in unrecognized tax benefits	192,000	(7.1%	)	—	0.0%
State tax rate adjustment	—	0.0%		596,000	(27.1%	)
Change in valuation allowance	797,800	(29.5%	)	(12,000)	0.5%
Other	(18,600)	0.7%		1,200	(0.1%	)

Income tax expense	$247,500	(9.1%	)	$—	0.0%

The Company has evaluated its tax positions to consider whether it has any unrecognized tax benefits. As of December 31, 2014, the Company had gross unrecognized tax benefits of approximately $192,000. As of December 31, 2013, the Company had not recorded any amounts associated with unrecognized tax benefits. Of the total, none would reduce the Company’s effective tax rate if recognized. The Company does not anticipate a significant change in total unrecognized tax benefits or the Company’s effective tax rate due to the settlement of audits or the expiration of statutes of limitations within the next twelve

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

months. Furthermore, the Company does not expect any cash settlement with the taxing authorities as a result of these unrecognized tax benefits as the Company has sufficient unutilized carryforward attributes to offset the tax impact of these adjustments.

The following is a tabular reconciliation of the Company’s change in gross unrecognized tax positions (in thousands):

Balance at December 31, 2013	$186,000
Gross increases related to current period	6,000
Gross decreases related to current period	—

Balance at December 31, 2014	$192,000

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2014, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company has analyzed its filing positions in all significant federal and state jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal and state and local tax examinations by tax authorities for years prior to 2011, although carryforward attributes that were generated prior to 2011 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. The Company has not been informed by any tax authorities for any jurisdiction that any of its tax years is under examination as of December 31, 2014.

NOTE 6:	COMMITMENTS

License Agreements

On February 10, 2015, the Company entered into an amended and restated development and license agreement with Eli Lilly and Company, or Eli Lilly, which consolidated a number of amendments to the Company’s development and license agreement with Eli Lilly dated December 16, 2005. Pursuant to such agreement, the Company holds a worldwide license, with the right to grant sublicenses, under certain patents and know-how owned or controlled by Eli Lilly for lasmiditan for all human health purposes. The license is exclusive except that Eli Lilly has retained the right to conduct research on lasmiditan and products containing lasmiditan for internal research purposes only. The term of the agreement will expire on a country-by-country basis upon expiration of the Company’s royalty obligations in such country, which occurs on the later of the tenth anniversary of the first commercial sale in such country or the expiration of the last-to-expire licensed patent in such country. Upon expiration of royalty payment provisions in a given country, the Company will have a fully paid up, perpetual, irrevocable know-how license in such country, unless the agreement is terminated earlier.

Eli Lilly may terminate the agreement for uncured material breach, in whole or on a country-by-country basis. Eli Lilly may also terminate the agreement upon a change of control of the Company, unless the new owner agrees to be bound by the terms and conditions of the agreement. Either party may terminate the agreement upon written notice in the event of bankruptcy. The Company has the right to terminate in the case of material breach by Eli Lilly or if the Company believes it would be commercially unreasonable to continue to develop lasmiditan.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

Under the agreement, the Company also responsible for and has control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling lasmiditan under the agreement. In the event the Company decides to allow any licensed patent to lapse, Eli Lilly may assume the responsibility for the patent and the Company will surrender its rights in the relevant affected countries. The Company has the first right (but not the obligation) to enforce these patent rights, and Eli Lilly has agreed to cooperate and assist the Company in matters regarding infringement as well as patent term extensions and certifications.

During the term of the agreement, the Company is required to use reasonable commercial efforts to develop and obtain regulatory approvals for selling products containing lasmiditan in all major markets, which include Japan, France, Germany, Italy, Spain, the United Kingdom and the United States. If the Company obtains regulatory approval for one of its product candidates containing lasmiditan, the Company is required to use reasonable commercial efforts to commercialize the product in that country. If the Company does not satisfy this obligation, Eli Lilly may terminate the agreement.

Upon execution of this agreement, the Company paid an upfront license fee to Eli Lilly in the amount of $1 million and issued to Eli Lilly shares of its common stock. Upon achievement of certain regulatory and/or sales milestones with respect to products containing lasmiditan, the Company will be obligated to make future payments to Eli Lilly of up to $32 million for the first indication and up to $3 million for each subsequent indication. In addition, the Company will be obligated to pay Eli Lilly royalties of between 8% and 11% (subject to downward adjustment in certain circumstances) on net sales of products containing lasmiditan. None of the Company’s upfront or milestone payments are creditable against its royalty obligations.

In connection with this agreement, the Company paid Eli Lilly a one-time, non-creditable, non-refundable license fee in 2005 and also issued to Eli Lilly shares of its common stock. The Company also agreed to pay Eli Lilly tiered royalties up to the low double digits on net sales of products containing lasmiditan, which may be adjusted downward in certain circumstances. Additionally, the Company is required to pay to Eli Lilly certain milestone payments with respect to any product containing lasmiditan, which will not be creditable against the Company’s royalty payment obligations. These development milestone payments are due upon the achievement of certain milestones in the United States, major European markets and Japan.

Distribution and Supply Agreement

On October 23, 2013, the Company entered into a distribution and supply agreement with Ildong Pharmaceutical Co., Ltd., or Ildong, for the distribution of lasmiditan in South Korea, Taiwan, Singapore, Malaysia, Indonesia, Philippines, Thailand, Myanmar and Vietnam, which is referred to as the territory. During the term of the agreement, the Company must use commercially reasonable efforts to supply Ildong with the amount of lasmiditan that it requires. Under the terms of the agreement, the Company received an upfront payment of $1.5 million and has the potential to receive aggregate potential future milestone payments of up to $3.5 million in exchange for supplying product and granting Ildong exclusive rights to develop and commercialize lasmiditan in the territory. Ildong will be responsible for the costs and activities related to development and regulatory approvals in the territory and will also participate in key registration trials as part of the global development plan under the agreement. The agreement terminates upon the later of the expiration of the Company’s patents in the territory or 15 years after the first commercialization of lasmiditan, and is subject to certain renewal rights. The agreement may be terminated by mutual agreement or by either party in the case of uncured material breach or bankruptcy. The Company has the right to terminate if Ildong challenges any of the Company’s patents or fails to adequately commercialize lasmiditan in the territory.

COLUCID PHARMACEUTICALS, INC.

Notes to Financial Statements

CMC Agreements

In 2014, the Company entered into various agreements in order to produce material for its Phase 3 trial. As of December 31, 2014, the Company had approved contracts for $490,000 of future services.

NOTE 7:	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan (the “Plan”) covering all qualified employees. Participants may elect a salary reduction up to the maximum percentage allowable, not to exceed the limits established by the Internal Revenue Code. The Plan permits, but does not require, the Company to make discretionary contributions. The match immediately vests in full. The Company has accrued $2,346 for its 2014 contribution to the Plan. The Company did not make any contributions for 2013.

NOTE 8:	SUBSEQUENT EVENTS

On January 12, 2015, the Company issued 176,823,916 shares of Series C redeemable convertible preferred stock for $36,900,000 in cash and the conversion of $200,000 of convertible debt. As an inducement for holders of the Company’s Series A and Series B convertible preferred stock to participate in the Series C financing and in exchange for a waiver of certain anti-dilution provisions, the Company also issued 58,052,632 shares of Series A convertible preferred stock and 107,737,164 shares of Series B convertible preferred stock. All of the Company’s Series A, Series B and Series C preferred stock became redeemable five years after the issuance of the Series C at the option of the Series C preferred stockholders.

In January 2015, the Company entered into employment agreements with its executive officers.

                     Shares

COLUCID PHARMACEUTICALS, INC.

Common Stock

PROSPECTUS

Piper Jaffray

Stifel

William Blair

                     , 2015

Until            , 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and The NASDAQ Global Market listing fee.

Amount
SEC registration fee		$10,022.25
FINRA fee		*
NASDAQ Global Market initial listing fee		*
Blue sky fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and other agents) to the fullest extent permitted by law; provided, however, that if we enter into an indemnification agreement with such directors or officers, such agreement controls.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation. Our amended and restated bylaws, which will become effective upon the closing of this offering, permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether the Delaware General Corporation Law permits indemnification. We intend to obtain a directors’ and officers’ liability insurance policy prior to the closing of this offering.

In addition, we have entered into indemnification agreements with our directors and intend to enter into such agreements with each of our executive officers. These indemnification agreements require us to indemnify such persons against various actions including, but not limited to, third-party actions where such director or officer, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director or officer in any such capacity. We intend to indemnify directors and officers against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf such directors and officers, and for any expenses actually and reasonably incurred by such directors and officers in connection with such action, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also intend to advance to our directors and officers expenses (including attorney’s fees) incurred by such directors or officers in advance of the final disposition of any action after the receipt by the corporation of a statement or statements from directors or officers requesting such payment or payments from time to time, provided that such statement or statements are accompanied by an undertaking, by or on behalf of such directors or officers, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by the corporation.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about providing notice to the corporation of any action in connection with which a director or officer seeks indemnification or advancement of expenses from the corporation, and provisions concerning the determination of entitlement to indemnification or advancement of expenses.

Prior to the closing of this offering we plan to enter into an underwriting agreement, which will provide that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act of 1933, as amended, or the Securities Act. All of the following securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Bridge Financings

2013 – 2014 Bridge Financing.    Between July 2013 and February 2014, we issued unsecured convertible promissory notes in an aggregate principal amount of $9,125,000, or the 2013–2014 bridge financing. The notes were subject to automatic conversion in a qualified financing at the price per share at which we sell and issue such shares in the qualified financing. The participants in the 2013–2014 bridge financing included beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, as set forth below.

Participants	Principal Amount
Care Capital Investments III, LP and its affiliates(1)	$668,800
A. M. Pappas Life Science Ventures III, L.P. and its affiliates(2)	376,600
Domain Partners VI, L.P.	225,000
Triathlon Medical Ventures Fund, L.P.	160,000
Pearl Street Venture Fund, L.P.	160,000

Total	$1,590,400

In July 2014, the Company issued 8,867,396 shares of Series B convertible preferred stock at $1.2484 per share upon the conversion of convertible notes with total principal of $9,125,000 and accrued interest of $1,945,061.

December 2014 Bridge Financing.    In December 2014, we issued unsecured convertible promissory notes in an aggregate principal amount of $200,000, or the 2014 bridge financing. The notes were subject to automatic conversion in a qualified financing at the price per share at which we sell and issue such shares in the qualified financing. The notes were converted into Series C convertible preferred stock in January 2015 in connection with the Series C financing. The participants in the 2014 bridge financing included beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, as set forth below.

Participants	Principal Amount
Care Capital Investments III, LP and its affiliates(1)	$50,600
A. M. Pappas Life Science Ventures III, L.P. and its affiliates(2)	55,200
Domain Partners VI, L.P.	72,200
Triathlon Medical Ventures Fund, L.P.	22,000

Total	$200,000

(1)	These promissory notes were purchased by Care Capital Investments III, LP and Care Capital Offshore Investments III, LP
(2)	These promissory notes were purchased by A. M. Pappas Life Science Ventures III, L.P. and PV III CEO Fund, L.P.

Issuance of Preferred Stock

In January 2015, we sold the              shares of our Series C preferred stock at the price of $0.20981325 per share, for a total price of $37.1 million. In connection with the Series C preferred stock offering, as further inducement to participate, current holders of our Series A and Series B preferred stock that participated in the Series C preferred stock offering were granted additional shares of Series A and Series B preferred stock, resulting in the issuance of an additional              shares of Series A preferred stock and              shares of Series B preferred stock.

No underwriters were involved in the foregoing sales of securities. The securities described in this Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index following the signature page.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Commonwealth of Massachusetts, on this 30th day of March, 2015.

COLUCID PHARMACEUTICALS, INC.

By:	/s/ Thomas P. Mathers
Thomas P. Mathers
Chief Executive Officer

POWERS OF ATTORNEY

We, the undersigned officers and directors of CoLucid Pharmaceuticals, Inc., hereby severally constitute and appoint Thomas P. Mathers and Matthew D. Dallas, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
/s/ Thomas P. Mathers Thomas P. Mathers	Chief Executive Officer and Director (principal executive officer)	March 30, 2015
/s/ Matthew D. Dallas Matthew D. Dallas	Chief Financial Officer (principal financial and accounting officer)	March 30, 2015
/s/ Arthur M. Pappas Arthur M. Pappas	Chairman of the Board of Directors	March 30, 2015
/s/ Martin W. Edwards Martin W. Edwards, M.D., M.B.A.	Director	March 30, 2015
/s/ Luc Marengere Luc Marengere, Ph.D.	Director	March 30, 2015
/s/ Richard J. Markham Richard J. Markham	Director	March 30, 2015
/s/ Jesse I. Treu Jesse I. Treu, Ph.D.	Director	March 30, 2015

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Fifth Amended and Restated Certificate of Incorporation (to be effective upon the closing of the offering)
3.2	Amended and Restated Bylaws (to be effective upon the closing of the offering)
3.3	Third Amended and Restated Certificate of Incorporation (currently in effect)
3.4	Amended and Restated Bylaws (currently in effect)
4.1	Specimen Certificate representing shares of common stock
4.2	Second Amended and Restated Investors’ Rights Agreement, dated January 12, 2015
5.1*	Opinion of Faegre Baker Daniels LLP
10.1#	2006 Equity Incentive Plan
10.2#	Form of Option Agreement under 2006 Equity Incentive Plan
10.3*#	2015 Equity Incentive Plan
10.4*#	2015 Employee Stock Purchase Plan
10.5#	Employment Agreement between CoLucid Pharmaceuticals, Inc. and Thomas P. Mathers, dated January 13, 2015
10.6#	Employment Agreement between CoLucid Pharmaceuticals, Inc. and Matthew Dallas, dated February 7, 2015
10.7#	Employment Letter between CoLucid Pharmaceuticals, Inc. and Bernice Kuca, effective January 13, 2015
10.8#	Employment Letter between CoLucid Pharmaceuticals, Inc. and Dr. Nadia Rupniak, effective March 14, 2006
10.9#	Consulting Agreement between CoLucid Pharmaceuticals, Inc. and LLH Associates, LLC, dated September 1, 2008
10.10*†	Amended and Restated Development and License Agreement between CoLucid Pharmaceuticals, Inc. and Eli Lilly and Company, dated February 10, 2015
10.11*	Master Services Agreement between CoLucid Pharmaceuticals, Inc. and PCAS Group, dated July 11, 2014
10.12*#	Non-Employee Director Compensation Policy
10.13	Form of Indemnification Agreement
23.1	Consent of Grant Thornton LLP
23.2*	Consent of Faegre Baker Daniels LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan or arrangement.
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.